9

05011129

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Eurotunnel PLC

*CURRENT ADDRESS

PROCESSED

SEP 1 2 2005

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3000

FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 9/12/05

Eurotunnel
2004
Comptes Annuels
Annual Accounts

EURO TUNNEL

AR/S
12-31-04

Eurotunnel PLC 82-3000

Eurotunnel SA - 82-2999

12-31-04
AR/S


www.eurotunnel.com

Sommaire

Ce document doit être lu en relation avec le rapport de gestion du Groupe (intitulé Rapport Annuel Abrégé) qui est joint.

Contents

This report should be read in conjunction with the enclosed Summary Annual Report which constitutes the Group's Operating and Financial Review.

Le Groupe Eurotunnel

Administrateurs*

- ADACTE (Association de Défense des Actionnaires d'Eurotunnel) représentée par Joseph Gouranton son Président (68), Membre du Conseil Commun depuis le 7 avril 2004. Joseph Gouranton est gérant de la SARL immobilière HMR.

- Jacques Gounon (51), Membre du Conseil Commun depuis le 17 décembre 2004 ; Président du Conseil Commun et des sociétés ESA, EPLC, FM et CTG depuis le 18 février 2005.

- Hervé Huas (51), Membre du Conseil Commun depuis le 7 avril 2004 ; Administrateur, EFL, ESL et ETRL ; Administrateur, Foresight Investment ; Président Directeur Général, TravHealth SA.

- Jean-Louis Raymond (63), Membre du Conseil Commun depuis le 7 avril 2004 ; Directeur Général du Groupe Eurotunnel, d'ESA, FM ; Chief Executive de EPLC et CTG ; Représentant Permanent de FM à la Présidence d'ESGIE ; Administrateur d'EFL, ESL et ETRL.

- Robert Rochefort (49), Membre du Conseil Commun depuis le 7 avril 2004 ; Directeur Général, CREDOC (Centre de Rercherche pour l'Etude et l'Observation des Conditions de vie) ; Administrateur, Cetelem.

- Henri Rouanet (72), Membre du Conseil Commun depuis le 4 mars 2005 ; Président du Conseil de Surveillance, Sifraco.

* Tous les Membres du Conseil Commun sont Administrateurs d'EPLC, CTG, ESA et FM.

Secrétaires des Conseils

ESA, Fabienne Lebaudy.
EPLC, Séverine P. Garnham.

Sièges sociaux

ESA, 19, boulevard Malesherbes, 75008 Paris.
EPLC, Cheriton Parc, Cheriton High Street, Folkestone, Kent, CT19 4QS.

Services des titres

- ESA : Crédit Agricole Investor Services Corporate Trust SA, 92862 Issy les Moulineaux cedex 9.
- EPLC : Computershare Investor Services plc, P.O. Box 82, The Pavilions, Bridgwater Road, Bristol, BS99 7NH.

Commissaires aux Comptes et Auditors

- ESA : KPMG Audit, Département de KPMG SA, 1, cours Valmy, 92923 Paris-La Défense 7, et Mazars & Guérard, Le Vinci, 4 Allée de L'Arche, 92075 La Défense Cedex.
- EPLC : KPMG Audit Plc, 8 Salisbury Square, London, EC4Y 8BB.

Abréviations – définitions

Les abréviations et définitions utilisées dans ce document sont les suivantes :

- "le Groupe Eurotunnel"/"Eurotunnel"/"le Groupe" – Eurotunnel SA, Eurotunnel plc, et leurs filiales respectives.
- "le Groupe ESA" – Eurotunnel SA et ses filiales.
- "ESA"– Eurotunnel SA.
- "FM" – France Manche SA, le concessionnaire français.
- "ESGIE" – Eurotunnel Services GIE.
- "le Groupe EPLC" – Eurotunnel plc et ses filiales.
- "EPLC" – Eurotunnel plc.
- "CTG" – The Channel Tunnel Group Limited, le concessionnaire britannique.
- "ESL" – Eurotunnel Services Limited.
- "EFL" – Eurotunnel Finance Limited.
- "EDL" – Eurotunnel Developments Limited.
- "ETRL" – Eurotunnel Trustees Limited.
- "LSH" – Le Shuttle Holidays Limited.
- "OPL" – Orbital Park Limited.
- "GICL" – Gamond Insurance Company Limited.
- "CRL" – Les sociétés Cheriton Resources Limited.
- "CLL" – Cheriton Leasing Limited.
- "PMSI" - Port Maritime Security International Limited.
- "Projet" – La Liaison Fixe telle que définie au Traité et au Contrat de Concession.
- "Société en participation" – La Société en participation à parts égales entre FM et CTG.

Taux de change

Les références à "€" dans ce document correspondent à des euros, celles à "£" à des livres sterling et celles à "F" à des francs français. Les taux de change utilisés pour l'établissement des comptes sont mentionnés dans les annexes.

Présentation des comptes

Compte tenu des réglementations existantes en France et en Angleterre, et dans le but de simplifier et de rendre plus claire l'information financière, le Groupe Eurotunnel présente dans sa brochure les états financiers suivants :

- Comptes Combinés du Groupe Eurotunnel en français et en anglais.
- Comptes sociaux d'ESA en français.
- Comptes consolidés du Groupe EPLC en anglais.

Comptes Combinés du Groupe Eurotunnel exercice clos le 31 décembre 2004

Rapport des Commissaires aux Comptes et des Auditors

En exécution de la mission qui nous a été confiée par ordonnance de référé de Madame le Président du Tribunal de Commerce de Paris en date du 16 avril 2004*, nous avons procédé au contrôle des Comptes Combinés du Groupe Eurotunnel, relatifs à l'exercice clos le 31 décembre 2004, tels que présentés aux pages 3 à 20. Les Comptes Combinés ont été arrêtés par le Conseil Commun du Groupe Eurotunnel. Il nous appartient, sur la base de notre audit, d'exprimer une opinion sur ces comptes.

1 Opinion sur les Comptes Combinés**

Nous avons effectué notre audit selon les normes professionnelles applicables en France et au Royaume-Uni ; ces normes requièrent la mise en œuvre de diligences permettant d'obtenir l'assurance raisonnable que les Comptes Combinés ne comportent pas d'anomalies significatives. Un audit consiste à examiner, par sondages, les éléments probants justifiant les données contenues dans ces comptes. Il consiste également à apprécier les principes comptables suivis et les estimations significatives retenues pour l'arrêté des comptes et à apprécier leur présentation d'ensemble.
Nous certifions que les Comptes Combinés sont, au regard des règles et principes comptables français, réguliers et sincères et donnent une image fidèle, de la situation financière, ainsi que du résultat de l'ensemble constitué par les entreprises comprises dans le périmètre de l'ensemble combiné.
Sans remettre en cause l'opinion exprimée ci-dessus, nous attirons votre attention sur l'existence de deux incertitudes significatives exposées dans les notes 1 et 2a de l'annexe, relatives aux événements importants de l'exercice et aux principes de préparation des Comptes Combinés. Ces deux notes soulignent notamment que sur la base des projections établies à la lumière des résultats de l'exercice 2004 et des perspectives actuelles, le Groupe est confronté à:

- une première incertitude portant sur la continuité de l'exploitation, dont la poursuite est subordonnée à la mise en place au plus tard dans le courant du 2ème semestre 2006, d'un plan de refinancement, ou, à défaut, à l'obtention d'un accord des prêteurs dans le cadre de la convention de crédit actuelle ;
- une deuxième incertitude, en partie liée à la première, portant sur la valorisation des actifs immobilisés du Groupe qui a nécessité, conformément aux règles comptables, d'établir des projections financières sur la période de la Concession. Ces projections, préparées dans le contexte d'incertitude sur la continuité d'exploitation, ont nécessité de prendre pour hypothèse la poursuite des contrats opérationnels et financiers en vigueur et de retenir un niveau d'endettement inférieur de 1,9 milliard d'euros au niveau actuel.

Le Groupe a comptabilisé sur l'exercice une dépréciation exceptionnelle des actifs immobilisés de 560 millions d'euros correspondant à un taux d'actualisation implicite de 7,2 %. En effet, dans ce contexte d'incertitudes croissantes, le Groupe a retenu les valeurs hautes des fourchettes de primes de risque de marché et de coefficients d'asset beta. Enfin, toutes choses égales par ailleurs, d'autres niveaux d'endettement envisageables ne conduiraient pas à un taux d'actualisation implicite supérieur à 7,7 % et des variations mêmes mineures des hypothèses retenues pourraient induire des conséquences significatives sur la valorisation des actifs. A titre illustratif, une variation de 0,10 % du taux d'actualisation implicite entraînerait une variation de la valeur d'utilité des actifs immobilisés d'environ 210 millions d'euros.
Il nous appartient de rappeler que s'agissant de projections financières sur la durée de la Concession, celles-ci présentent par nature un caractère incertain.

2 Justification des appréciations

En application des dispositions de l'article L.225-235 du Code de commerce relatives à la justification de nos appréciations, nous portons à votre connaissance les éléments suivants :
Sur la base de nos travaux et des informations qui nous ont été communiquées à ce jour, et dans le cadre de notre appréciation des règles et principes comptables suivis par votre Groupe, nous avons vérifié que l'annexe donne une information appropriée sur la situation du groupe au regard des incertitudes mentionnées ci-dessus, pesant sur la continuité de l'exploitation et la valorisation des actifs.
Les appréciations ainsi portées s'inscrivent dans le cadre de notre démarche d'audit des Comptes Combinés, pris dans leur ensemble, et ont donc contribué à la formation de notre opinion exprimée dans la première partie de ce rapport.

3 Vérification spécifique

Par ailleurs, nous avons également procédé à la vérification des informations données dans le rapport sur la gestion du Groupe, conformément aux normes professionnelles applicables en France et au Royaume-Uni. Leur sincérité et leur concordance avec les Comptes Combinés appellent, de notre part, les mêmes constatations et observations que celles formulées ci-dessus.

Fait à Paris, le 26 avril 2005

KPMG Audit Département de KPMG SA, représenté par F. Odent	Mazars et Guérard représenté par T. de Bailliencourt	KPMG Audit Plc Chartered Accountants

Commissaires aux Comptes et « Auditors »

* En ce qui concerne EPLC, à la suite d'une demande formulée par le Groupe auprès du Secrétaire d'Etat au Commerce britannique, le renouvellement de KPMG Audit Plc est intervenu le 21 juin 2004.

**Les Comptes Combinés sont les comptes consolidés d'ESA au sens de la loi française : en conséquence, le rapport des Commissaires aux Comptes et des « Auditors » est établi selon les normes françaises.

Bilan Combiné
au 31 décembre 2004

en milliers d'euros	Références à l'annexe	31 décembre 2004	31 décembre 2003
Actif			
Immobilisations corporelles			
Immobilisations mises en Concession		9 923 861	10 620 723
Immobilisations propres		–	2 884
Total immobilisations corporelles	6	9 923 861	10 623 607
Immobilisations financières			
Participations		3 154	1 654
Autres		23 661	22 761
Actif immobilisé		9 950 676	10 648 022
Stocks	7	10 188	12 530
Clients et comptes rattachés	8	58 158	65 362
État et autres créances		37 216	20 231
Autres actifs financiers	9	237 426	768 624
Valeurs mobilières de placement et disponibilités	10, 21 d	256 976	301 121
Actif circulant		599 964	1 167 868
Charges constatées d'avance		51 822	74 629
Total de l'actif		**10 602 462**	**11 890 519**

Passif			
Capital social	11	419 513	419 510
Primes d'émission	11	3 545 622	3 545 619
Réserve	12	5 103	5 103
Report à nouveau	12	(2 212 420)	(323 210)
Résultat de l'exercice	2 d, 12	(810 441)	(1 889 210)
Écart de conversion	2 d, 12	(106 314)	(113 172)
Capitaux propres		841 063	1 644 640
Provision pour risques et charges	13	205 258	141 202
Emprunts obligataires	14	1 468 288	1 348 966
Dettes financières	14	7 402 040	7 505 512
Intérêts courus	14	139 099	177 265
Autres dettes financières	9	237 426	768 624
Autres dettes	15	289 845	272 122
Dettes		9 536 698	10 072 489
Produits constatés d'avance		19 443	32 188
Total du passif		**10 602 462**	**11 890 519**

L'annexe qui figure aux pages 6 à 20 fait partie intégrante des Comptes Combinés.

Compte de résultat Combiné de l'exercice 2004

en milliers d'euros	Références à l'annexe	31 décembre 2004	31 décembre 2003
Produits d'exploitation			
Chiffre d'affaires	3 a	788 888	812 750
Autres produits, transferts de charges et reprises sur provisions	3 b	24 995	25 210
Total produits d'exploitation		813 883	837 960
Charges d'exploitation			
Achats et charges externes (nets)		230 740	232 943
Salaires et charges sociales	4, 5	151 991	150 274
Dotations aux amortissements	6	142 502	173 404
Dotations aux provisions		32 256	31 018
Autres charges		806	1 897
Total charges d'exploitation		558 295	589 536
Résultat d'exploitation		**255 588**	**248 424**
Produits financiers			
Intérêts et produits assimilés	9	46 385	59 304
Produits nets sur cessions de valeurs mobilières de placement		419	585
Différences de change	16	1 520	1 822
Total produits financiers		48 324	61 711
Charges financières			
Intérêts et charges assimilées	9, 14	483 907	515 868
Différences de change	16	1 570	3 806
Total charges financières		485 477	519 674
Résultat financier		**(437 153)**	**(457 963)**
Résultat exceptionnel*	1, 17	**(628 842)**	**(1 679 637)**
Impôt	18	**34**	**34**
Résultat de l'exercice			
Perte	12	**(810 441)**	**(1 889 210)**
Perte par Unité (en centimes d'euro)	22	**(31,8)**	**(79,9)**
Perte par Unité après dilution (en centimes d'euro)**	22	**(27,1)**	**(75,5)**

* Incluant une dépréciation exceptionnelle des actifs immobilisés d'un montant de 560 millions d'euros (1 845 millions d'euros en 2003).
**Après prise en compte de la conversion des Avances et Obligations de Stabilisation en Unités et l'exercice d'options de souscription, et hors conséquences d'un refinancement futur (voir note 1).

L'annexe qui figure aux pages 6 à 20 fait partie intégrante des Comptes Combinés.

Tableau de financement Combiné de l'exercice 2004

en milliers d'euros	Références à l'annexe	31 décembre 2004	31 décembre 2003
Flux de trésorerie lié aux opérations d'exploitation	21 a	401 734	445 998
Flux de trésorerie lié à l'impôt		(34)	(34)
Flux de trésorerie lié aux opérations financières	21 b	(398 800)	(394 310)
Flux de trésorerie lié aux immobilisations	21 b	(26 850)	(35 073)
Flux de trésorerie lié aux opérations exceptionnelles		(19 617)	28 935
Flux de trésorerie net avant opérations de financement		(43 567)	45 516
Flux de trésorerie lié aux opérations de financement	21 b	(1 026)	(96 635)
Variation de trésorerie	21 c	**(44 593)**	**(51 119)**

L'annexe qui figure aux pages 6 à 20 fait partie intégrante des Comptes Combinés.

Annexe

1 Activités du Groupe et événements importants

ESA, EPLC et leurs filiales respectives constituent le Groupe Eurotunnel. Les sociétés du Groupe Eurotunnel ont pour objet la conception, le financement, la construction et l'exploitation de la Liaison Fixe (le Projet), selon les termes de la Concession.

Événements importants de l'exercice

Restructuration opérationnelle – projet DARE

Eurotunnel a établi à partir de juin 2004 un diagnostic comprenant à la fois la situation financière du Groupe et les implications opérationnelles pour chacune des composantes de son activité. DARE est un projet d'entreprise qui contribue au redressement d'Eurotunnel. Un élément clé de ce projet est l'amélioration des marges de l'activité cœur de métier, les services navettes, en réalignant la capacité à la demande des clients. La réduction de la capacité excédentaire, les réductions supplémentaires des coûts administratifs et une revue complète des contrats de sous-traitance et d'approvisionnement, vont entraîner des économies. La mise en œuvre de ce plan a commencé en novembre 2004 ; son plein effet est attendu à compter de 2006. Les conséquences sociales et la résiliation anticipée de certains contrats de sous-traitance ont été provisionnées en 2004 à hauteur de 52 millions d'euros.

Situation de la trésorerie prévisionnelle

Les conséquences financières des projections établies à la lumière des résultats de 2004 et des perspectives actuelles incluant les conséquences des mesures du plan DARE sont les suivantes :

- La situation de trésorerie en 2005 reste protégée par le mécanisme des Avances de Stabilisation, dont l'émission permet de couvrir à une hauteur maximale de 60 millions de livres (85 millions d'euros au taux de clôture) la partie des intérêts qui ne peuvent être payés en numéraire. Compte tenu des aléas liés notamment à la poursuite de la mise en œuvre du plan DARE, qu'ils soient d'ordre financier ou opérationnel, cette situation de trésorerie reste sujette à certaines incertitudes. Sur la base des prévisions d'exploitation les plus récentes à la date d'arrêté des comptes, le niveau des Avances de Stabilisation disponible devrait permettre d'assurer le service de la trésorerie jusqu'à fin 2005, date à laquelle le niveau de liquidité devrait être équivalent au « Permitted Float » (montant maximum tel que défini par les Conventions de Crédit) soit 25 millions de livres (35 millions d'euros au taux de clôture).
- En 2006, le Groupe ne bénéficiera plus du mécanisme des Avances de Stabilisation, rendant ainsi la situation de trésorerie plus vulnérable, notamment à la fin des mois de janvier et juillet 2006, en raison du paiement des charges financières en application de la Convention de Crédit actuelle.
- En 2007, Eurotunnel ne sera pas en mesure de faire face à ses échéances contractuelles dès le 1er semestre.
- Les flux de trésorerie prévisionnels reposent sur des hypothèses que le Groupe considère raisonnables et réalistes. Ces prévisions de trésorerie prennent en compte à compter du 1er janvier 2006 l'hypothèse de conversion des Avances et Obligations de taux d'intérêt actuels, une charge financière annuelle complémentaire d'environ 38 millions d'euros serait supportée par le Groupe. De même, des perturbations notables à l'activité du Groupe ou des événements non prévisibles ou non quantifiables à la date d'arrêté des comptes en liaison, entre autres avec l'issue du litige avec les Réseaux, pourraient rapprocher la date à partir de laquelle le Groupe sera dans l'incapacité de faire face à ses engagements financiers.

Restructuration financière

Eurotunnel a obtenu de ses Prêteurs une dérogation (« waiver ») valable jusqu'au 31 janvier 2006 définissant les conditions préalables au démarrage de négociations avec ses créanciers en vue de restructurer sa dette. Cette dérogation prévoit notamment la remise au plus tard le 15 juillet 2005 d'une proposition de plan de restructuration ainsi qu'un mode opératoire structuré de communication entre le comité des créanciers et Eurotunnel. Il peut être mis fin à cette dérogation à tout moment en cas de non respect par les parties de leurs engagements réciproques.
Par ailleurs, conformément aux dispositions de la restructuration de 1998, Eurotunnel devra proposer aux actionnaires de se prononcer sur la conversion des Avances et Obligations de Stabilisation en Unités lors d'une assemblée générale extraordinaire devant se tenir avant fin 2005. Les conditions et conséquences de cette éventuelle conversion sont décrites aux notes 11c et 14c de l'annexe.
Enfin, dans ce contexte de restructuration, Eurotunnel pourrait rechercher, entre autres, la mise en place dans le cadre des Conventions de Crédit actuelles, d'une ligne de crédit supplémentaire d'un montant maximum de 50 millions de livres (71 millions d'euros au taux de clôture). Des contacts exploratoires ont permis de confirmer la faisabilité de cette mise en place, dans l'hypothèse où cette facilité s'avérerait nécessaire.

Continuité d'exploitation

La validité du principe de continuité d'exploitation dépend de la capacité du Groupe à mettre en place un refinancement ou à défaut d'obtenir un accord des Prêteurs dans le cadre des Conventions actuelles au plus tard dans le courant du deuxième semestre 2006. Le Groupe estime que l'ensemble des mesures exposées ci-dessus, visant à apporter une solution satisfaisante à ses besoins de financement peut être mis en place avant la date à laquelle il sera dans l'incapacité de faire face à ses engagement financiers.
L'application du principe de continuité de l'exploitation dans les comptes clos le 31 décembre 2004 a été appréciée sur la base des éléments décrits ci-dessus.

Valeurs des actifs

L'évaluation des actifs immobilisés du Groupe a été effectuée conformément à la norme IAS36 qui prévoit la comparaison de la valeur nette comptable des actifs avec la valeur des projections de flux de trésorerie d'exploitation futurs actualisés et en appliquant la méthode « Adjusted Present Value ».
L'application de cette norme au 31 décembre 2003 avait fait ressortir une valeur d'utilité des actifs inférieure de 1,8 milliard d'euros à leur valeur nette comptable, entraînant ainsi une dépréciation

estimation de la valeur d'utilité de ses actifs, correspondant à un taux d'actualisation implicite de 7,2 % (2003 : 7 %), qui a conduit à un complément de dépréciation exceptionnelle de 560 millions d'euros. Compte tenu des incertitudes croissantes auxquelles il doit faire face, Eurotunnel a considéré approprié à ce jour de retenir les valeurs hautes des fourchettes de primes de risque de marché et de coefficients d'« asset beta ».

Le taux d'actualisation implicite a été déterminé conformément à la norme sur le principe que les actifs du Groupe constituent une unité génératrice de trésorerie unique et selon la méthode « Adjusted Present Value ». Cette méthode repose sur la prise en compte d'hypothèses de flux de trésorerie prévisionnels et de niveaux d'endettement ainsi que de taux de marché sur la durée de la Concession.

La valeur d'utilité a été calculée dans le contexte de l'incertitude relative à la continuité de l'exploitation et sur la base des flux de trésorerie d'exploitation des contrats opérationnels et financiers en vigueur. Ainsi, et aux seules fins de cette valorisation, le Groupe a déterminé, comme l'année précédente, l'économie fiscale liée aux charges financières sur la base d'un niveau d'endettement inférieur de 1,9 milliard d'euros au niveau actuel.

Dans le cadre de la poursuite des contrats en vigueur, et toutes choses égales par ailleurs, d'autres niveaux d'endettement envisageables ne conduisent pas à un taux d'actualisation implicite supérieur à 7,7 %. Des changements relativement mineurs des hypothèses retenues amèneraient des modifications matérielles à cette valorisation ; à titre illustratif une variation de 0,10 % du taux d'actualisation implicite entraînerait une variation de la valeur d'utilité des actifs immobilisés d'environ 210 millions d'euros.

Réclamations des Réseaux ferroviaires

En vertu de la Convention d'Utilisation du 29 juillet 1987 entre les Réseaux Ferroviaires et Eurotunnel, les Réseaux doivent contribuer chaque année aux coûts d'exploitation d'Eurotunnel.

Les Réseaux ont initié une procédure d'arbitrage sous la tutelle de la Chambre de Commerce Internationale au sujet du montant de leur contribution dans un premier temps, pour les années 1997 et 1998 et dans un second temps, pour les années 1999 à 2002. La réclamation totale des Réseaux porte sur un montant estimé au maximum à 140 millions d'euros.

Le Tribunal Arbitral a décidé, dans une sentence partielle rendue le 30 janvier 2003, que la demande des Réseaux au titre de 1997 et 1998 n'était pas recevable car forclose. Cette sentence a un caractère définitif et exécutoire. La recevabilité et le bien-fondé de la demande pour 1999 à 2002 restent à établir par le Tribunal Arbitral : elle doit faire l'objet d'une instruction séparée qui se poursuit en 2005.

Eurotunnel reste confiant dans l'issue de ce litige. Le Groupe n'a donc pas modifié son appréciation des années antérieures et n'a pas constitué de provision tant au niveau de son compte de résultat que de ses prévisions de trésorerie.

Les autres événements importants de l'exercice 2004 et du début de l'exercice 2005 sont décrits et détaillés dans le Rapport Annuel

Résultat de l'exercice

La perte du Groupe pour l'exercice 2004 s'élève à 810 millions d'euros. Elle inclut une perte exceptionnelle à hauteur de 629 millions d'euros décrite en note 17.

2 Principes de préparation, règles et méthodes comptables

Principes de préparation

a. Les Comptes Combinés résultent de la consolidation horizontale des comptes d'ESA et de ses filiales figurant dans le tableau en page 8, et des comptes consolidés d'EPLC*. Ces comptes ont été établis dans la perspective de la continuité de l'exploitation, selon la méthode du coût historique, et suivant les principes comptables généralement admis en France et ceux décrits ci-après. Eu égard à la structure du Groupe Eurotunnel, les Comptes Combinés sont les comptes consolidés d'ESA au sens de l'Arrêté du 22 juin 1999 portant homologation du règlement n° 99-02 du Comité de Réglementation Comptable sur les comptes consolidés.

Comme indiqué en note 1, la validité du principe de continuité d'exploitation dépend de la capacité du Groupe à mettre en place un refinancement ou à défaut d'obtenir un accord des Prêteurs dans le cadre des Conventions actuelles au plus tard dans le courant du deuxième semestre 2006.

Si celle-ci n'était pas assurée, les comptes devraient faire l'objet d'ajustements qu'il n'est pas possible d'apprécier à ce jour sur la réduction des actifs à leur valeur de réalisation et sur la prise en compte de tout passif éventuel.

Les Prêteurs pourraient chercher à exercer dans le cadre des dispositions légales applicables en France et en Grande Bretagne, le droit de substitution prévu dans l'acte de Concession et leurs sûretés au titre des conventions de crédit.

* La note 23 présente l'incidence qui résulterait de l'application aux Comptes Combinés des principes comptables généralement admis au Royaume-Uni.

Les sociétés holdings et leurs participations incluses dans le périmètre de consolidation du Groupe Eurotunnel sont les suivantes :

	Type d'action	Pays d'immatriculation des sociétés	Eurotunnel SA – La société holding	Eurotunnel SA – Les filiales	Eurotunnel PLC – La société holding	Eurotunnel PLC – Les filiales	TOTAL
France Manche SA	Ordinaire	France	99,9				99,9
Eurotunnel Finance Limited	Ordinaire	Angleterre		21	79		100
Eurotunnel Services Limited	Ordinaire	Angleterre		25		75	100
Eurotunnel Services GIE	–	France	30	22,1	20	27,9	100
The Channel Tunnel Group Limited	Ordinaire	Angleterre			100		100
Eurotunnel Developments Limited	Ordinaire	Angleterre			100		100
Eurotunnel Trustees Limited	Ordinaire	Angleterre				100	100
Le Shuttle Holidays Limited	Ordinaire	Angleterre				100	100
Orbital Park Limited	Ordinaire	Angleterre				100	100
Port Maritime Security International Limited	Ordinaire	Angleterre			100		100
Gamond Insurance Company Limited	Ordinaire	Guernesey				100	100
Cheriton Resources 1 Limited	Ordinaire	Angleterre			100		100
Cheriton Resources 2 Limited	Ordinaire	Angleterre			100		100
Cheriton Resources 3 Limited	Ordinaire	Angleterre			100		100
Cheriton Resources 5 Limited	Ordinaire	Angleterre			100		100
Cheriton Resources 6 Limited	Ordinaire	Angleterre			100		100
Cheriton Resources 7 Limited	Ordinaire	Angleterre			100		100
Cheriton Resources 8 Limited	Ordinaire	Angleterre			100		100
Cheriton Resources 9 Limited	Ordinaire	Angleterre			100		100
Cheriton Resources 10 Limited	Ordinaire	Angleterre				100	100
Cheriton Resources 11 Limited	Ordinaire	Angleterre				100	100
Cheriton Resources 12 Limited	Ordinaire	Angleterre				100	100
Cheriton Resources 13 Limited	Ordinaire	Angleterre				100	100
Cheriton Resources 14 Limited	Ordinaire	Angleterre				100	100
Cheriton Resources 15 Limited	Ordinaire	Angleterre				100	100
Cheriton Resources 16 Limited	Ordinaire	Angleterre				100	100
Cheriton Resources 20 Limited	Ordinaire	Angleterre			100		100
Cheriton Leasing Limited	Ordinaire	Angleterre			100		100

b. Les comptes des sociétés du Groupe Eurotunnel sont arrêtés au 31 décembre. Les sociétés acquises ou constituées sont consolidées à partir de leur date d'acquisition ou de constitution. Quatre filiales de ESA n'ayant eu aucune activité significative en 2004 n'ont pas été consolidées. Il n'existe pas d'engagements hors bilan dans ces filiales.

c. Les opérations intersociétés du Groupe Eurotunnel ont été éliminées.

d. Les comptes consolidés d'EPLC ont été convertis en euros de la manière suivante :

- le capital, les primes d'émission, le report à nouveau, ainsi que les immobilisations mises en Concession et les amortissements au taux historique ;
- les autres actifs et passifs au taux en vigueur à la date du bilan ;
- le compte de résultat, à l'exception des amortissements, au taux moyen.

Compte tenu des particularités propres à Eurotunnel, consistant en

différents et ayant par traité international des droits strictement égaux, les écarts de conversion sont portés au bilan dans un poste spécifique des capitaux propres.

Les taux moyens et de clôture des exercices 2004 et 2003 ont été les suivants :

€/£	2004	2003
Taux de clôture	1,418	1,419
Taux moyen	1,466	1,435

Règles et méthodes comptables

e. Partage des coûts et des revenus

Le Contrat de Concession prévoit, en particulier, que le Groupe Eurotunnel applique le principe du partage égal du prix de revient du Projet et de tous les autres coûts et revenus liés à l'exploitation de la Liaison Fixe entre les entités françaises et britanniques.

– Immobilisations mises en Concession : tous les coûts et revenus résultant directement ou indirectement des opérations relatives à la conception, au financement et à la construction du Projet sont

présentés en immobilisations. Les coûts relatifs à la conception et à la construction sont directement comptabilisés en immobilisations. Les immobilisations font l'objet d'ajustements de partage.
– Revenus et coûts d'exploitation : tous les revenus et coûts liés à l'exploitation de la Concession sont comptabilisés au compte de résultat de la société en participation et sont partagés également entre les Concessionnaires. Les coûts et revenus, qui ne sont pas relatifs aux opérations de la Concession, ne font pas l'objet d'ajustements de partage.

f. Frais d'augmentation de capital

Les frais d'augmentation de capital sont imputés sur la prime d'émission à l'exception des augmentations de capital qui ont eu lieu durant la période de construction dont les coûts ont été immobilisés en accord avec les principes définis plus haut.

g. Immobilisations et amortissements

Le Groupe applique la norme IAS36 proche de la norme britannique FRS11 (appliqué dans les comptes d'EPLC), qui consiste à comparer la valeur nette comptable des actifs avec la valeur des projections de flux de trésorerie d'exploitation futurs actualisés.

Les immobilisations sont amorties en fonction de leurs durées d'utilisation mentionnées ci-après :

Tunnels	Concession
Terminaux et terrains afférents	10 ans à Concession
Équipements fixes et autres matériels	5 ans à Concession
Matériels roulants	5 à 60 ans
Terrains propres	non amortis
Equipements de bureau	3 à 10 ans

Les durées d'utilisation prévisibles des immobilisations sont revues et, si nécessaire, modifiées en fonction de l'expérience acquise. En 2004, la durée d'utilisation de certains matériels roulants a été révisée. Les nouvelles durées vont de 30 à 60 ans, contre 40 ans à l'origine.
Les immobilisations en Concession non renouvelables font l'objet d'un amortissement financier de caducité en fonction des revenus sur toute la durée de la Concession. Cet amortissement, calculé sur la valeur nette comptable, est fonction du rapport entre les revenus réels de l'année et ces revenus majorés des revenus totaux prévus sur la durée résiduelle de la Concession, indexés de l'inflation.
Les immobilisations renouvelables sont amorties selon le mode linéaire.
Compte tenu du caractère récurrent et linéaire de leur renouvellement, certaines immobilisations (par exemple, les rails) font l'objet d'un amortissement suivant la méthode des immobilisations non renouvelables pour leur valeur initiale. Les coûts de renouvellement sont ensuite passés directement au compte de résultat.
L'amortissement de caducité des immobilisations renouvelables est constitué à partir du dernier renouvellement d'immobilisation sur la durée résiduelle de la Concession.

h. Provision pour risques et charges

– Provision pour renouvellement des actifs
Les immobilisations renouvelables font l'objet d'une provision pour renouvellement déterminée en fonction de la différence actualisée entre le prix d'acquisition ou de production et le prix estimé à la date de renouvellement.

– Provision pour grosses réparations
La provision pour grosses réparations, destinée à couvrir des charges prévisibles importantes et distinctes des frais courants d'entretien et de réparation, est calculée sur la base d'un programme spécifique par catégorie d'immobilisations.

– Provision pour indemnités de départ en retraite
Le Groupe constitue une provision pour indemnité de départ en retraite des salariés en fonction de ses engagements contractuels.

– Provision pour restructuration et coûts assimilés
Le Groupe provisionne les coûts relatifs à une restructuration lorsque cette dernière a été approuvée, que ses grandes lignes ont été communiquées et que sa mise en oeuvre est effective.

i. Valeurs mobilières de placement et disponibilités

Les valeurs mobilières de placement figurent au bilan pour leur coût d'acquisition. Lorsque leur valeur d'inventaire est inférieure à leur coût d'acquisition, une provision pour dépréciation est constituée du montant de la différence. Les postes « Valeurs mobilières de placement » et « Disponibilités » comprennent les intérêts courus à recevoir.

j. Conversion des éléments en devises

Les transactions en devises sont converties dans la monnaie de comptes de chaque entité aux taux en vigueur à la date de chacune des transactions. Les créances et dettes libellées en devises, à l'exception des éléments mentionnés dans les notes 2 d et 2 k, sont converties sur la base des taux en vigueur à la date du bilan ou des taux de couverture de change à terme. Les écarts résultant de cette réévaluation sont portés au compte de résultat.

k. Instruments financiers – couverture des risques de taux d'intérêt et de change

Les charges et produits générés par les contrats d'échange de taux d'intérêt et par les contrats d'option de taux d'intérêt sont portés, pour leur montant net, au compte de résultat prorata temporis sur la durée de ces opérations de couverture.
Les opérations en devises ne sont pas réévaluées dans la mesure où des contrats d'options, d'échange ou d'achat/vente à terme des devises, correspondant aux mêmes échéances, ont été mis en place. Les primes afférentes à ces contrats sont portées au compte de résultat prorata temporis sur la durée de l'opération sous-jacente. Les charges et produits financiers courus (intérêts et différences de change) sont portés pour le montant net au compte de résultat prorata temporis.

l. Stocks

Les stocks sont valorisés au prix de revient incorporant, pour les terrains et constructions, les frais de développement, les charges financières relatives à la période de développement, et certains frais généraux. Lorsque la valeur d'inventaire est inférieure au prix de revient, une provision pour dépréciation est constituée du montant de la différence.
Les pièces de rechange réparables sont classées en immobilisations en fonction de leur nature. Les pièces de rechange non réparables sont classées en stock.
Les stocks à rotation lente font l'objet d'une provision pour obsolescence.

m. Créances clients

Les créances clients font l'objet d'une provision pour créances douteuses à hauteur du risque estimé de non recouvrement.

n. Fonds de retraite

Le Groupe (EPLC) administre deux fonds de retraite à prestations définies au Royaume-Uni. Les actifs des fonds sont détenus séparément des actifs du Groupe. Les cotisations payées à ces fonds de retraite sont comptabilisées au compte de résultat, et correspondent à l'étalement du coût estimé des engagements sur la durée résiduelle d'activité des salariés dans le Groupe.

3 Produits d'exploitation

a. Chiffre d'affaires

Le chiffre d'affaires correspond aux ventes de biens et de services dans le cadre des activités courantes. Les ventes sont constatées en chiffre d'affaires lors de l'utilisation des services.
Le Groupe Eurotunnel a pour activité la prestation de services de transport entre la France et l'Angleterre, des activités associées et des activités de développement.

Le chiffre d'affaires s'analyse comme suit :

en milliers d'euros	2004	2003
Navettes	418 092	443 976
Réseaux Ferroviaires	342 911	332 988
Activités hors transport *	27 885	35 786
	788 888	**812 750**

* Le poste « Activités hors transport » comprend également les ventes de terrains réalisées dans le cadre des activités de développement.

b. Autres produits, transferts de charges et reprises *sur provisions*

Les autres produits, transferts de charges et reprises sur provisions comprennent notamment la reprise de provision pour grosses réparations.

4 Effectifs et frais de personnel

	2004	2003
Effectif moyen directement employé par le Groupe Eurotunnel (y compris les administrateurs dirigeants)	3 263	3 366

en milliers d'euros	2004	2003
Frais de personnel (y compris charges sociales et rémunérations des administrateurs dirigeants)	152 132	150 623

Les jetons de présence et honoraires des administrateurs sont comptabilisés sous la rubrique « Autres charges ».

5 Rémunérations des administrateurs

Les rémunérations allouées par les sociétés du Groupe à tous les administrateurs ayant exercé leur mandat pendant l'exercice 2004 s'élèvent à 1 156 395 € (2003 : 1 169 542 €) avant cotisation à des fonds de retraite.
Le détail des rémunérations des administrateurs est présenté dans le Rapport du Conseil Commun sur la Rémunération des Administrateurs aux pages 25 à 28.

6 Immobilisations et amortissements

en milliers d'euros	Immobilisations en Concession						Immobilisations Propres	
	En-cours	Tunnels	Terminaux terrains et batiments	Équipements fixes et autres matériels	Matériels roulants	Equipement bureaux	Immob. corporelles	Total
Valeurs brutes								
Au 1er janvier 2004	29 650	6 549 501	2 077 711	3 338 596	1 911 421	101 728	4 785	**14 013 392**
Acquisitions	6 404	–	2 750	3 423	6 128	5 320	–	**24 025**
Écarts de conversion	–	–	–	–	–	–	(4)	**(4)**
Transferts	(7 580)	–	18 554	(44 355)	34 634	(1 253)	–	**–**
Cessions/retraits	–	–	(27 420)	(15 657)	(249)	(808)	(4 774)	**(48 908)**
Au 31 décembre 2004	28 474	6 549 501	2 071 595	3 282 007	1 951 934	104 987	7	**13 988 505**
Amortissements								
Au 1er janvier 2004	–	1 097 405	437 140	1 146 942	636 708	69 689	1 901	**3 389 785**
Dotations	–	16 216	16 272	62 418	40 262	7 282	201	**142 651**
Dépréciation exceptionnelle	–	291 984	87 080	113 512	67 424	–	–	**560 000**
Écarts de conversion	–	–	–	–	–	–	(8)	**(8)**
Transferts	–	–	7 173	(26 018)	20 006	(1 161)	–	**–**
Cessions/retraits	–	–	(9 828)	(14 809)	(264)	(796)	(2 087)	**(27 784)**
Au 31 décembre 2004	–	1 405 605	537 837	1 282 045	764 136	75 014	7	**4 064 644**
Valeurs nettes								
Au 1er janvier 2004	29 650	5 452 096	1 640 571	2 191 654	1 274 713	32 039	2 884	**10 623 607**
Au 31 décembre 2004	**28 474**	**5 143 896**	**1 533 758**	**1 999 962**	**1 187 798**	**29 973**	**–**	**9 923 861**

En France, les biens immobiliers dans l'emprise de la Concession sont propriété de l'État et lui feront retour à l'expiration de la durée de la Concession. Au Royaume-Uni, le gouvernement a demandé à CTG le transfert de propriété, à son profit, des terrains et biens immobiliers acquis dans le cadre de la construction et de l'exploitation du Projet en échange d'un bail pour la durée de la Concession. À l'expiration de la Concession, les droits des Concessionnaires sur tous les biens et droits mobiliers, et de propriété intellectuelle, nécessaires à l'exploitation de la Concession, deviendront sans indemnité la propriété conjointe des deux États.

La durée d'utilisation de certains matériels roulants a été révisée en 2004, ce qui a réduit la dotation aux amortissements en 2004 de 2,4 millions d'euros.

La dotation aux amortissements de l'exercice de 142,7 millions d'euros (2003 : 175,0 millions d'euros) comprend une dotation d'exploitation de 142,5 millions d'euros (2003 : 173,4 millions d'euros) et une dotation exceptionnelle sur sortie d'immobilisations de 0,2 million d'euros (2003 : 1,6 millions d'euros).

Une dépréciation exceptionnelle de 560 millions d'euros a été enregistrée au cours de l'exercice (2003 : 1 845 millions d'euros). Voir note 1.

7 Stocks

en milliers d'euros	31 décembre 2004	31 décembre 2003
Pièces de rechange*	7 126	7 278
Terrains en cours d'aménagement	3 062	5 252
	10 188	**12 530**

8 Créances clients

Les créances clients de 58 millions d'euros (2003 : 65 millions d'euros), après déduction d'une provision pour créances douteuses de 4 millions d'euros (2003 : 5 millions d'euros), sont à moins d'un an.

9 Autres actifs financiers et autres dettes financières

Eurotunnel détient des sociétés de leasing au Royaume-Uni, qui ont des dettes de 237 millions d'euros au 31 décembre 2004 (2003 : 769 millions d'euros).

La totalité de ces dettes est garantie par des créances de leasing de même montant détenues par ces sociétés. Ces transactions ont permis à Eurotunnel de recevoir le bénéfice immédiat d'une partie de ses pertes fiscales britanniques en numéraire, par le transfert futur de ces pertes aux sociétés de leasing intégrées dans le groupe fiscal d'Eurotunnel.

La réduction significative des autres actifs financiers et autres dettes financières en 2004 provient de l'annulation au cours de l'exercice de certaines opérations de leasing et de l'imputation de créances sur des opérations de leasing conclues au cours des exercices précédents.

Au cours de l'exercice, le montant des intérêts et produits assimilés liés aux sociétés de leasing s'élève à 39 millions d'euros ; un montant équivalent de charges d'intérêts a été comptabilisé.

10 Valeurs mobilières de placement et disponibilités

a. Valeurs mobilières de placement

Ce poste correspond à des placements à court terme en certificats de dépôt et Sicav.

en milliers d'euros	31 décembre 2004	31 décembre 2003
Titres et valeurs en €	81 906	120 458
Titres et valeurs en £	144 364	156 688
Intérêts courus à recevoir	1 312	744
	227 582	**277 890**

b. Disponibilités

en milliers d'euros	31 décembre 2004	31 décembre 2003
Comptes courants bancaires et caisses	29 394	23 231
Total	**256 976**	**301 121**

Aux 31 décembre 2003 et 2004, la valeur de marché des « Titres et valeurs en € et en £ » est égale à la valeur comptable.
Le montant total des disponibilités au 31 décembre 2004 comprend 146 millions d'euros pour le paiement des intérêts Juniors.

11 Capital social et primes d'émission

en milliers d'euros	ESA	EPLC	Total
Capital social (actions ordinaires)			
Au 1er janvier 2004:			
2 546 097 327 actions à 0,15 €	381 915	–	381 915
2 546 097 327 actions à 0,01 £	–	37 595	37 595
	381 915	37 595	419 510
Unités émises au cours de l'exercice			
16 886 actions à 0,15 €	3	–	3
16 886 actions à 0,01 £	–	0	0
	3	0	3
Au 31 décembre 2004			
2 546 114 213 actions à 0,15 €	381 918	–	381 918
2 546 114 213 actions à 0,01 £	–	37 595	37 595
	381 918	**37 595**	**419 513**
Primes d'émission			
Au 1er janvier 2004	1 706 257	1 839 362	3 545 619
Augmentation de capital	1	2	3
Au 31 décembre 2004	**1 706 258**	**1 839 364**	**3 545 622**

a. Le 13 août 1986, un Contrat de structure de sociétés a été signé entre ESA, EPLC, FM et CTG qui prévoit, entre autres, que les actions d'ESA et d'EPLC seront « jumelées », de telle sorte qu'une action d'ESA et une action d'EPLC forment une « Unité ». Les statuts d'ESA et les Articles of Association d'EPLC limitent les transferts d'actions aux transferts simultanés d'un nombre égal d'actions de chaque société.

b. L'assemblée générale d'ESA et d'EPLC du 23 mai 1991 a autorisé pour une durée de 5 ans l'attribution au bénéfice des dirigeants et des membres du personnel, d'options de souscription d'Unités.
Au cours de l'exercice 2004 aucune option attribuée au titre de ce plan n'a été exercée.
Le 6 mai 1999, les assemblées d'ESA et d'EPLC ont autorisé l'attribution d'options de souscription d'Unités Eurotunnel, pour une durée de 5 ans, dans le cadre de nouveaux plans d'options français et britanniques et d'un plan d'épargne salariale réservé aux salariés des sociétés britanniques du Groupe. Le prix d'exercice des options attribuées au titre des plans d'option de souscription français et britanniques, ne peut être inférieur au chiffre le plus élevé entre le cours de l'Unité la veille du jour de l'attribution de l'option ou la moyenne des cours cotés de l'Unité aux 20 séances de bourse précédant le jour de l'attribution. Le prix d'exercice des options attribuées dans le cadre du plan d'épargne salariale britannique ne peut être inférieur au chiffre le plus élevé entre 80 % du cours de l'Unité la veille du jour de l'attribution de l'option ou à 80 % de la moyenne des cours de l'Unité à l'ouverture des 20 séances de la Bourse de Londres précédant la date d'attribution des options.
Au cours de l'exercice 2004 et en vertu de cette dernière autorisation, il a été procédé :

- le 27 février 2004 à une attribution à 436 bénéficiaires, d'options permettant de souscrire 15 047 456 Unités au prix de 0,52 € ou 0,35 £, entre le 27 février 2007 et le 26 février 2014, sous réserve que le cours de l'Unité ait augmenté d'un taux annuel supérieur d'au moins 4 points à la moyenne de « the underlying UK Retail Price Index » et de l'indice mensuel des prix à la consommation hors tabac-ensemble des ménages au cours d'une période de trois ans minimum.
- le 27 février 2004 dans le cadre du plan d'épargne salariale britannique, à l'attribution à 264 bénéficiaires, d'options permettant de souscrire 3 443 186 Unités au prix de 0,28 £, entre le 1er avril 2009 et le 30 septembre 2009.

Au cours de l'exercice 2004, selon les règles du plan d'option de 1999, 16 886 Unités ont été créées par l'exercice d'options suite au départ d'un bénéficiaire. Le montant total des options encore en vigueur et attribuées au titre des anciens et nouveaux plans permet à 2 443 bénéficiaires de souscrire à 64 185 914 Unités selon les conditions suivantes :

Options de souscription

Date d'attribution	Unités restant à souscrire à fin : ** 2004	2006	2010	2012	2014	Prix d'exercice €	£	Période d'exercice
11 avril 1995	300 747					2,23	1,81	11.04.1999 au 10.04.2005
18 juin 1999	5 486 704	5 486 704				1,46	0,95	18.06.2002 au 17.06.2009
17 septembre 1999*	255 171					–	0,73	01.11.2004 au 30.04.2005
24 novembre 1999	5 727 000	5 727 000				1,27	0,81	24.11.2002 au 23.11.2009
31 mars 2000*	553 767					–	0,61	01.05.2005 au 31.10.2005
31 mars 2000	3 339 060	3 339 060				1,24	0,76	31.03.2003 au 30.03.2010
16 mars 2001*	471 096					–	0,62	01.05.2006 au 31.10.2006
16 mars 2001	3 985 070	3 985 070	3 985 070			1,26	0,77	16.03.2004 au 15.03.2011
1er mai 2002*	616 663	616 663				–	0,54	01.06.2007 au 30.11.2007
1er mai 2002	5 075 452	5 075 452	5 075 452			1,09	0,67	01.05.2005 au 30.04.2012
21 mars 2003*	9 516 948	9 516 948				–	0,21	01.05.2008 au 31.10.2008
21 mars 2003	13 744 036	13 744 036	13 744 036	13 744 036		0,39	0,26	21.03.2006 au 20.03.2013
27 février 2004*	2 889 637	2 889 637				–	0,28	01.04.2009 au 30.09.2009
27 février 2004	12 224 563	12 224 563	12 224 563	12 224 563		0,52	0,35	27.02.2007 au 26.02.2014
Total	**64 185 914**	**62 605 133**	**35 029 121**	**25 968 599**	**–**			

* Attribution dans le cadre du plan d'épargne salariale britannique.
** Montant maximum des options en circulation au 31 décembre 2004.

c. Selon les termes de la Convention de Crédit, Eurotunnel a la possibilité de convertir avant fin 2005, et sous réserve de l'approbation des actionnaires, les Avances et Obligations de Stabilisation existantes à fin 2005 en Unités (voir note 1). En se basant sur le montant de 752 millions d'euros d'Avances et Obligations de Stabilisation au 31 décembre 2004, une telle conversion aboutirait à la création de 444 millions de nouvelles Unités au taux de conversion fixe de €1,69 au taux de change £1 = 1,418. La conversion des Avances et Obligations de Stabilisation représenterait 15% du nombre total d'Unités en circulation. Le nombre d'Unités après dilution serait alors de 2 990 millions d'Unités (en intégrant l'exercice des options de souscription). En l'absence de conversion et sur la base des taux d'intérêt actuels, une charge financière complémentaire d'environ 38 millions d'euros par an serait supportée par le Groupe, à compter du 1er janvier 2006.

12 Reserves

a. Variation des réserves

en milliers d'euros	Réserve*	Report à nouveau résultat	Écart de conversion
Au 1er janvier 2004	5 103	(2 212 420)	(113 172)
Résultat de l'exercice	–	(810 441)	–
Écart de conversion	–	–	6 858
Au 31 décembre 2004	**5 103**	**(3 022 861)**	**(106 314)**

* Cette réserve non distribuable est la conséquence de la conversion du capital social d'ESA en euros.

b. Analyse du résultat combiné de l'exercice

en milliers d'euros	
Résultat de l'exercice d'ESA	(405 173)
Résultat des filiales d'ESA	(405 195)
Résultat du Groupe EPLC	(423 080)
Elimination du résultat de certaines entités consolidées dans le Groupe EPLC (voir note 23)	5 028
Ajustements de combinaison :	
– Différences de change sur amortissements	12 252
– Elimination des provisions pour dépréciation des titres et créances des filiales de ESA	405 199
– Autres éliminations intragroupe	528
Résultat combiné du Groupe Eurotunnel (perte)	**(810 441)**

13 Provision pour risques et charges

en milliers d'euros	Au 1er janvier 2004	Dotations	Reprises	Ecarts de change	Au 31 décembre 2004
Grosses réparations	88 792	23 325	(18 782)	586	93 921
Renouvellement des immobilisations	46 083	8 813	–	(164)	54 732
Autres[1]	6 327	–	(1 292)	1	5 036
Sous-total	**141 202**	**32 138**	**(20 074)**	**423**	**153 689**
Provision exceptionnelle[2]	–	52 074	–	(505)	51 569
Total	**141 202**	**84 212**	**(20 074)**	**(82)**	**205 258**

14 Emprunts et dettes auprès des établissements de crédit

a. Analyse des emprunts obligataires et de la dette financière

en milliers d'euros	31 décembre 2003 publié	31 décembre 2003 recalculé*	Conversion intérêts différés	Réductions de dette	Intérêts**	31 décembre 2004
Obligations Participantes	1 239 866	1 239 442	–	–	–	1 239 442
Obligations de Stabilisation***	109 100	109 064	119 783	(1)	–	228 846
Total emprunts obligataires	**1 348 966**	**1 348 506**	**119 783**	**(1)**	**–**	**1 468 288**
Dette EDL, Senior et 4e Tranche	530 696	530 506	–	–	–	530 506
Dette Tier 1A	1 050 060	1 049 320	–	–	–	1 049 320
Dette Junior	4 632 571	4 631 158	–	(2 796)	–	4 628 362
Crédit à Taux Révisable	679 891	679 729	–	(8 987)	–	670 742
Intérêts non réglés en numéraire						
Avances de stabilisation	499 824	499 654	–	–	23 456	523 110
Intérêts différés	112 470	112 432	(119 620)	(57)	7 245	0
Total dette financière et intérêts différés	**7 505 512**	**7 502 799**	**(119 620)**	**(11 840)**	**30 701**	**7 402 040**
Sous total	**8 854 478**	**8 851 305**	**163**	**(11 841)**	**30 701**	**8 870 328**
Intérêts courus						
Emprunts obligataires	9 292	9 288	–	–	(7 188)	2 100
Dette financière	167 973	167 904	–	–	(30 905)	136 999
Total intérêts courus	**177 265**	**177 192**	**–**	**–**	**(38 093)**	**139 099**
Concours bancaires courants	**–**	**–**	**–**	**–**	**–**	**–**
Total emprunts et dette financière	**9 031 743**	**9 028 497**	**163**	**(11 841)**	**(7 392)**	**9 009 427**

* Les emprunts au 31 décembre 2003 ont été recalculés au taux de change du 31 décembre 2004 pour faciliter la comparaison.
** Les intérêts comprennent la charge d'intérêt de la période diminuée des montants payés en numéraire ou par utilisation du Crédit de Stabilisation.
*** Voir note 11 c.

En janvier 2004, 7,8 millions d'euros et 3,7 millions de livres d'Avances de Stabilisation ont été créées pour couvrir les intérêts impayés sur le Crédit à Taux Révisable. L'ensemble des intérêts différés liés aux Obligations Remboursables en Unités (converties en Unités le 31 décembre 2003) a été converti en Obligations de Stabilisation le 26 janvier 2004.
En juillet 2004, 5,6 millions d'euros et 3,5 millions de livres d'Avances de Stabilisation ont été créées pour couvrir les intérêts impayés sur le Crédit à Taux Révisable. La totalité des intérêts dus sur la Dette Junior au 25 juillet 2004 (44,4 millions d'euros et 64,1 millions de livres) a été réglée en numéraire.

Au cours de l'exercice 2004, 5,0 millions d'euros et 2,8 millions de livres de Crédit à Taux Révisable et 2,0 millions de livres de Dette Junior, soit un montant total de dette de 11,8 millions d'euros, a été racheté au cours du premier semestre grâce aux produits d'opérations de leasing achevées avant 2004, générant un profit exceptionnel équivalent à 2 millions d'euros.
En janvier 2005, 5,8 millions d'euros et 4,0 millions de livres du Crédit de Stabilisation ont été créés pour couvrir les intérêts qui n'ont pu être réglés en numéraire sur le Crédit à Taux Révisable.

b. Échéancier des emprunts obligataires et de la dette financière

en milliers d'euros	Moins d'un an	De 1 à 5 ans	Plus de 5 ans	Total
Obligations Participantes	–	–	1 239 442	1 239 442
Obligations de Stabilisation	–	–	228 846	228 846
Total emprunts obligataires	**–**	**–**	**1 468 288**	**1 468 288**
Dette EDL, Senior et 4e Tranche	3 900	110 799	415 807	530 506
Dette Tier 1A	–	–	1 049 320	1 049 320
Dette Junior	–	277 699	4 350 663	4 628 362
Crédit à Taux Révisable	–	–	670 742	670 742
Intérêts non réglés en numéraire				
Avances de stabilisation	–	–	523 110	523 110
Total dette financière et intérêts différés	**3 900**	**388 498**	**7 009 642**	**7 402 040**
Sous total	**3 900**	**388 498**	**8 477 930**	**8 870 328**
Intérêts courus				
Emprunts obligataires	2 100	–	–	2 100
Dette financière	136 999	–	–	136 999
Total intérêts courus	**139 099**	**–**	**–**	**139 099**
Concours bancaires courants	**–**	**–**	**–**	**–**
Total emprunts et dette financière	**142 999**	**388 498**	**8 477 930**	**9 009 427**

c. Description de la dette

– Les Obligations Participantes, au nombre de 423 570 au 31 décembre 2004, ont été émises par FM et EFL au prix de 9 893 F (1 508,18 €) et 1 000 £, et portent un coupon fixe de 1 % par an. A compter de la fin de la Période de Stabilisation (soit le 31 décembre 2005), ces obligations ouvriront droit au paiement, en plus du coupon fixe, d'un coupon variable égal à 23,3 % du cash flow net disponible après service de la dette. Ces obligations sont remboursables au plus tard le 30 avril 2040.

– Le Crédit à Taux Révisable a porté intérêt à taux fixe de 7,03 % pour la partie libellée en livres et 5,28 % pour la partie libellée en euros jusqu'au 26 janvier 2004. Depuis, les intérêts sont déterminés en fonction du taux des emprunts d'État français et britannique majoré de 0,5 %. Au terme de la Période de Stabilisation, cette marge sera portée à 1,5 %. Ces crédits sont remboursables au plus tard le 31 décembre 2050.

– La Dette Junior portait intérêt au même taux fixe que le Crédit à Taux Révisable jusqu'au 1er décembre 2003. À partir de certaines dates comprises entre le 1er décembre 2003 et le 8 janvier 2004, elle porte intérêt à taux variable (EURIBOR/LIBOR), majoré de 1,25 %. La Dette Junior est remboursable entre 2007 et 2025.

– L'Emprunt Tier 1A est composé de trois tranches : la première d'un montant de 335 millions de livres (soit 475 millions d'euros) et la seconde d'un montant de 285 millions de livres (soit 404 millions d'euros), totalisant 620 millions de livres (soit 879 millions d'euros), seront amorties conjointement en deux paiements égaux effectués en 2027 et 2028 ; la troisième tranche de 120 millions de livres (soit 170 millions d'euros) sera amortie en une seule fois en 2026. L'Emprunt Tier 1A porte intérêt à taux fixe jusqu'à sa date d'échéance, fixé pour ce qui est des deux premières tranches, à 6,645 % par an et pour ce qui est de la troisième tranche, à 8,16 % par an.

– Des Avances de Stabilisation (au titre de la Dette Junior et du Crédit à Taux Révisable) sont créées semestriellement, en janvier et en juillet, afin de régler la charge d'intérêt ne pouvant être réglée avec les disponibilités. Au titre du Crédit de Stabilisation, Eurotunnel est autorisé à tirer de nouvelles avances de crédit (sous réserve de certaines limites de tirages décrites en note 14g) jusqu'à la fin de la Période de Stabilisation, ces avances portant intérêt à taux zéro. Par la suite, elles porteront intérêt à taux variable (EURIBOR/LIBOR), majoré de 1,25 %.
Eurotunnel a la possibilité de convertir les Avances et Obligations de Stabilisation en actions, avant la fin de la Période de Stabilisation dans les conditions des Accords de Crédit et sous réserve de l'accord de ses actionnaires. Les conditions de remboursement anticipé des tirages effectués au titre du Crédit de Stabilisation et/ou des Obligations de Stabilisation en Unités seront déterminées sur la base du prix de l'action EPLC comprise dans une Unité, de 0,57 £ et du prix de l'action ESA comprise dans une Unité, de 0,87 € sous réserve de certains ajustements, notamment pour refléter les fluctuations du taux de change €/£.
Des Obligations de Stabilisation peuvent être émises au pair, sur décision d'Eurotunnel, sous certaines conditions, en conversion des tirages effectués au titre du Crédit de Stabilisation consentis aux termes de la Convention de Crédit dans les dix-huit mois suivant la fin de la période à taux zéro. Les remboursements, pour la partie de ce crédit qui n'aura pas été convertie en Unités, seront échelonnés entre 2018 et 2026.

– Une partie de la Dette Senior (93 millions d'euros et 140 millions de livres) porte intérêt à taux variable (EURIBOR/LIBOR) majoré de 1 %, le solde (48 millions d'euros) portant intérêt à taux fixe. Elle est remboursable entre 2009 et 2012. La Dette Senior est notée BBB par Standard & Poor's.

– La Dette Quatrième Tranche correspond aux tirages effectués auprès de la Banque Européenne d'Investissement et de la CECA. La partie libellée en euros pour un montant de 120 millions d'euros porte intérêt à taux variable (EURIBOR) majoré de 1 %, le solde libellé en livres pour un montant de 47 millions de livres porte intérêt à taux fixe incluant une marge de 1 %. Elle est remboursable entre 2006 et 2019.

La totalité de la dette est garantie par des sûretés accordées en faveur des Prêteurs par Eurotunnel. Aucune modification significative des conventions de crédit n'a été conclue au cours de l'exercice. Les remboursements de la dette à partir de 2006 sont les suivants :

en millions	2006	2007	2008	2009
€	5,8	32,4	59,2	121,4
£	–	14,1	28,2	77,4
Combinés (€)	5,8	52,4	99,2	231,1

Les cas de défaut suivants sont applicables après la fin de la Période de Stabilisation :

(a) Le ratio de la trésorerie d'exploitation sur le coût du service de la dette, majoré des dépenses d'investissement (i) est inférieur à 1,0 pour une année donnée à partir de 2006 (ou si la Période de Stabilisation s'achève plus tôt, à partir de la première année calendaire suivant la fin de la Période de Stabilisation) jusqu'en 2011, et (ii) est inférieur à 1,2 à partir de 2012 jusqu'au 31 décembre 2025.

(b) Le ratio du chiffre d'affaires augmenté d'autres revenus opérationnels et diminué des charges d'exploitation (après dotations aux amortissements) sur le coût total du service de l'intérêt (i) est inférieur à 1,0 pour une année donnée à partir de janvier 2008 (ou si la Période de Stabilisation s'achève plus tôt, à partir de la troisième année calendaire suivant la fin de la Période de Stabilisation) jusqu'en 2011 et, (ii) est inférieur à 1,5 à partir de 2012 jusqu'en 2025.

(c) Les Emprunteurs ne respectent pas le tableau d'amortissement minimum relatif à la Dette Junior ou le tableau d'amortissement du Crédit de Stabilisation.

d. Paiement des intérêts courus

Sur les 157 millions d'euros d'intérêts venant à échéance en janvier 2005, 146 millions d'euros ont été payés en numéraire et 11 millions d'euros ont été payés par utilisation du Crédit de Stabilisation.

e. Risque de taux

A partir de 2004, la totalité de la Dette Junior pour un montant de 1 411 millions de livres et 2 627 millions d'euros, une partie de la Dette Senior pour un montant de 93 millions d'euros et 140 millions de livres, le Crédit à Taux Révisable pour un montant de 159 millions de livres et 445 millions d'euros et une partie de la Dette Quatrième Tranche pour un montant de 120 millions d'euros, soit un montant total de 5 711 millions d'euros de dette, portent intérêt à taux variable avant opérations de couverture.

En août 2000, Eurotunnel a conclu des opérations de couverture (collar) auprès d'institutions financières afin de limiter de 2004 à 2008 son exposition à d'éventuelles hausses des taux d'intérêt. Cette opération porte sur une partie de la dette du Groupe s'élevant à 1 920 millions d'euros et à 1 071 millions de livres. Elle est composée de deux parties. Les contrats caps limitent le taux d'intérêt (avant marges) sur cette dette à des taux allant de 6,75 % en 2004 à 8 % en 2008 pour la partie euros et de 7,25 % en 2004 à 8 % en 2008 pour la partie livres. Les contrats floors impliquent que les taux d'intérêt (avant marges) supportés par Eurotunnel ne tomberont pas, en moyenne, au-dessous d'un certain niveau allant de 5,3 % en 2004 à 4,51 % en 2008 pour la partie euros et de 5,5 % en 2004 à 4,98 % en 2008 pour la partie livres. Des primes pour un montant total de 28 millions d'euros et 23 millions de livres ont été versées pour assurer cette protection de taux d'intérêt, et seront portées au compte de résultat prorata temporis sur la durée des contrats de couverture (2004 à 2008).

Suite à l'opération de titrisation d'une partie de la Dette Junior conclue en mars 2001, Eurotunnel a conclu des contrats caps supplémentaires portant sur 959 millions d'euros et 536 millions de livres de Dette Junior aux mêmes taux moyen et pour les mêmes périodes que ceux décrits au paragraphe ci-dessus. Aucune prime n'a été versée et aucun contrat floor n'a été accordé pour obtenir cette couverture supplémentaire.

Montant nominal de couverture :

en millions	Cap	Floor
€	2 879	1 920
£	1 607	1 071

Si les taux du marché en 2005-2008 sont supérieurs aux taux caps, les banques contreparties paieront à Eurotunnel la différence entre les deux taux. Si les taux du marché en 2005-2008 sont inférieurs aux taux floors, Eurotunnel paiera aux contreparties la différence entre les deux taux. Lorsque les taux du marché se situent entre les taux caps et les taux floors, aucun paiement n'est effectué au titre de ces contrats.

Le 28 mai 2003, Eurotunnel a conclu un contrat d'échange de taux, auprès d'une institution financière, sur les années 2004 et 2005, remplaçant un taux fixe contractuel de 4,315 % par un taux variable égal au LIBOR, sur 200 millions de livres de dette.

Au titre de l'exercice 2004 le Groupe a enregistré les charges d'intérêts d'un montant de 484 millions d'euros, dont 88 millions d'euros au titre des opérations de couverture (76 millions d'euros relatifs aux intérêts sur les instruments de couverture et 12 millions d'euros au titre d'amortissement des primes), et 39 millions d'euros au titre des intérêts et charges assimilés liés aux sociétés de leasing ; (un montant équivalent de produits d'intérêts a été comptabilisé pour ces dernières).

Le tableau ci-dessous présente une analyse de sensibilité de la charge d'intérêt pour 2005 (hors impact des primes d'option payées en 2000) à la variation des taux d'intérêts, dans l'hypothèse où les taux d'intérêt retenus s'appliquent sur la dette variable pour l'ensemble de l'année, et hors intérêts liés aux sociétés de leasing.

en millions d'euros

3 %	4 %	5 %	6 %	7 %	8 %
410	436	462	508	566	587

f. Risque de change bilantiel

Toute la dette d'Eurotunnel est libellée en euros (Groupe ESA) ou en livres sterling (Groupe EPLC). En conséquence, aucun gain ni aucune perte de change ne peut survenir de la réévaluation de la dette externe. Le risque de change résiduel porte sur la réévaluation des comptes courants intragroupe. La dette intragroupe résiduelle au 31 décembre 2004 est de 34 millions d'euros à comparer à 11 millions d'euros au 31 décembre 2003. L'impact d'une variation de 10 % de la parité entre l'euro et la livre sterling serait un gain ou une perte de change comptable de l'ordre de 3 millions d'euros.

g. Risque de liquidité

Aucune dette n'est remboursable avant la fin de la Période de Stabilisation (31 décembre 2005).
Les intérêts dus, sur la Dette Junior (Tier 2 et Tier 3) et le Crédit à Taux Révisable qui ne pourraient pas être réglés en numéraire, peuvent, jusqu'à la fin de la Période de Stabilisation être réglés par des tirages sur le Crédit de Stabilisation dans les limites décrites ci-après. Eurotunnel peut sous certaines conditions rembourser en Unités le Crédit de Stabilisation (décrites en note 14c).
Le montant de tirage disponible sur le Crédit de Stabilisation s'élève à 60 millions de livres (soit environ 85 millions d'euros) sur la période du 1er février 2005 au 31 janvier 2006.

15 Autres dettes

en milliers d'euros	31 décembre 2004	31 décembre 2003
Avances et acomptes	141 163	137 651
Fournisseurs et comptes rattachés	64 095	72 855
Dettes sociales et fiscales	40 363	37 841
Fournisseurs d'immobilisations	3 764	8 816
Autres dettes	40 460	14 959
	289 845	**272 122**

Le poste « Avances et acomptes » est constitué essentiellement des avances effectuées par les Réseaux Ferroviaires en application de la clause de paiement minimum de la Convention d'Utilisation. Ces avances sont remboursables sous certaines conditions par déduction sur les versements futurs dus par les Réseaux. En cas de non remboursement, ces avances seront reprises au compte de résultat. Les autres postes sont essentiellement à moins d'un an.

16 Différences de change

Les profits et pertes de change proviennent essentiellement des comptes intragroupes.

17 Résultat exceptionnel

Le résultat exceptionnel 2004 est une perte de 629 millions d'euros. Cette perte s'explique par une dépréciation exceptionnelle de 560 millions d'euros (voir note 1), par des coûts relatifs à la restructuration opérationnelle pour 9 millions d'euros, des coûts relatifs au refinancement pour 21 millions d'euros et une dotation de 52 millions d'euros correspondant à la mise en place du plan DARE. Un profit net de 11 millions d'euros est généré par la vente d'immobilisations, et un profit de 2 millions d'euros est généré par le rachat de dette avec décote.

18 Résultat et situation fiscale

a. Impôts courants

En 2002, ESA a renouvelé, pour une nouvelle période de 5 ans, l'option pour le régime de l'intégration fiscale du Groupe incluant FM, Eurotunnel Participation 1, Eurotunnel Participation 2 et Europorte.
ESA a provisionné l'impôt forfaitaire annuel à hauteur de 33 750 €.
En France, les pertes fiscales cumulées indéfiniement reportables du Groupe intégré, s'élèvent à 620 millions d'euros (2003 : 525 millions d'euros).
Au Royaume-Uni, au 31 décembre 2004, les charges fiscalement reportables indéfiniment de 2 461 millions de livres (2003 : 2 461 millions de livres) restent imputables sur certains profits futurs du Groupe EPLC. Au 31 décembre 2004 EPLC a par ailleurs des charges fiscalement reportables indéfiniment, « Capital Allowances » de 1 338 millions de livres et des « Industrial Buildings Allowances » de 886 millions de livres imputables sur les profits futurs du Groupe EPLC.
Aucun impôt sur les sociétés concernant le résultat de l'exercice n'est dû par le Groupe EPLC.

b. Impôts différés

Aucun impôt différé actif n'a été comptabilisé.

19 Avantages postérieurs à l'emploi

En France, le Groupe est uniquement soumis à l'obligation des régimes généraux de retraite à cotisations définies. La charge comptabilisée en 2004 pour ces cotisations est de 10 millions d'euros (2003 : 10 millions d'euros).

Au Royaume Uni, le Groupe administre deux régimes de retraite à prestations définies en faveur de ses salariés. Les caractéristiques des deux régimes sont semblables, et les actifs afférents sont détenus par deux gestionnaires différents. L'évaluation et la comptabilisation des engagements de retraite est faite conformément à la norme comptable britannique SSAP24 qui impose une évaluation actuarielle tous les trois ans et dont la dernière a été réalisée en avril 2002. Le coût total des avantages de retraite comptabilisé en 2004 concernant les deux régimes s'élève à 5,2 millions d'euros (2003 : 5,3 millions d'euros). Ces coûts ont été évalués avec la collaboration d'un actuaire indépendant et la charge des engagements de retraite comptabilisée au compte de résultat correspond à l'étalement du coût estimé des engagements sur la durée résiduelle d'activité des salariés dans le Groupe.

Conformément à la Recommandation CNC 2003-R.01, le Groupe a fait procéder à l'estimation de son obligation au titre des prestations définies et l'indique à titre d'information. Cette estimation a été effectuée par un actuaire indépendant selon la Norme IAS 19, laquelle est proche de la méthode préconisée par la Recommandation CNC 2003-R.01.

Les hypothèses principales retenues dans le calcul sont les suivantes :

	2004	2003
Augmentation de la masse salariale annuelle moyenne	4,2 %	4,0 %
Augmentation annuelle moyenne des indemnités présentes et futures	2,7 %	2,5 %
Taux d'actualisation	5,3 %	5,4 %
Taux d'inflation	2,7 %	2,5 %
Taux de rendement à long terme attendu :		
Valeur mobilières	7,8 %	7,8 %
Obligations emprunts d'Etat	4,5 %	4,8 %
Autres	3,7 %	3,5 %

en millions d'euros	2004 Fonds principal	2004 SEF fonds	2004 Total	2003 Fonds principal	2003 SEF fonds	2003 Total
Juste valeur totale des actifs	76,7	15,7	92,4	63,4	15,0	78,4
Valeur actualisée des passifs du régime	(111,7)	(13,9)	(125,6)	(89,4)	(15,0)	(104,4)
Engagement de retraite (passif)/actif	**(35,0)**	**1,8**	**(33,2)**	**(26,0)**	**–**	**(26,0)**

20 Engagements hors bilan

Conformément aux termes des Conventions de Crédit, les sociétés du Groupe Eurotunnel se sont engagées à consentir aux créanciers des sûretés sur tous leurs actifs, droits et biens autres que ceux détenus par EDL, OPL, CLL, PMSi et les sociétés CRL.
En application des Contrats de Crédit, en cas de survenance d'un cas de défaillance, les créanciers pourraient dans certaines circonstances, chercher à exercer le droit de substitution tel que prévu dans le Contrat de Concession d'Eurotunnel et les sûretés qui leur ont été consenties aux termes des Conventions de Crédit.
Au 31 décembre 2004, les actions des filiales d'ESA et d'EPLC, la plupart des comptes bancaires, matériel roulant réceptionné, marques déposées et bénéfice des contrats les plus importants ont été donnés en garantie selon le droit français. En droit anglais, tous les actifs, droits et biens appartenant aux sociétés du Groupe Eurotunnel autres qu'EDL, OPL, CLL, PMSi et les sociétés CRL, font l'objet d'une garantie globale. Certains terrains, constructions et bâtiments, appartenant à différentes filiales du Groupe Eurotunnel, ont été donnés en garantie.
Mise à part les sûretés préalablement citées, le Groupe n'a pris aucun autre engagement hors bilan significatif.
Voire note 1 pour une description des réclamations des Réseaux ferroviaires.

21 Tableau de financement de l'exercice 2004

a. Réconciliation du résultat d'exploitation de l'exercice avec les flux de trésorerie liés à l'exploitation

en milliers d'euros	2004	2003
Résultat d'exploitation	**255 588**	**248 424**
Provisions	32 256	31 019
Dotations aux amortissements	142 502	173 404
Profit avant dotations aux amortissements, provisions, intérêts et impôts	**430 346**	**452 847**
Ajustement de taux[1]	(8 610)	(2 866)
Variation des stocks	2 337	7 494
Variation des créances	9 962	2 596
Variation des dettes	(12 939)	3 862
Reprise sur provisions[2]	(19 362)	(17 935)
Flux de trésorerie lié à l'exploitation	**401 734**	**445 998**

1 L'ajustement résulte de la prise en compte des éléments du compte de résultat au taux de clôture.
2 *Inclus dans la ligne variation des dettes en 2003.*

b. Détail des éléments du tableau de financement

en milliers d'euros	2004	2003
Produits et charges financières		
Intérêts reçus*	43 857	58 532
Intérêts payés*	(442 657)	(452 842)
Produits et charges financières	**(398 800)**	**(394 310)**

* Dont les intérêts reçus et payés au titre des opérations de leasing (décrites en note 9) pour un montant de 38 millions d'euros (2003 : 52 millions d'euros).

Immobilisations		
Décaissements relatifs à l'acquisition d'immobilisations corporelles	(33 726)	(38 375)
Encaissements provenant de la cession d'actifs immobilisés	6 876	3 302
Immobilisations	**(26 850)**	**(35 073)**

Financement		
Augmentation de capital, nette de frais	6	322
Variation Emprunts	(2 532)	(95 457)
Variation Autres immobilisations financières	1 500	(1 500)
Financement	**(1 026)**	**(96 635)**

c. Analyse de la variation de trésorerie

en milliers d'euros	2004	2003
Trésorerie à l'ouverture	300 377	370 223
Variation de trésorerie (hors incidence des variations des taux de change)	(44 593)	(51 119)
Incidence des variations des taux de change	(120)	(18 727)
Trésorerie à la clôture	**255 664**	**300 377**

d. Analyse des comptes de trésorerie présentés au bilan

en milliers d'euros	2003	Variation de l'exercice	2004
Valeurs mobilières de placement	277 890	(50 308)	227 582
Disponibilités	23 231	6 163	29 394
	301 121	(44 145)	256 976
Intérêts	(744)	(568)	(1 312)
	300 377	**(44 713)**	**255 664**

22 Perte par Unité

en centimes d'euros	2004	2003
Perte nette par Unité	(31,8)	(79,9)
Perte avant résultat exceptionnel	(7,1)	(8,9)
Perte nette par Unité après dilution*	(27,1)	(75,5)

* Après la prise en compte de la conversion des Avances et Obligations de Stabilisation en Unités et l'exercice d'options de souscription, et hors conséquences d'un refinancement futur (voir note 1).

La perte par Unité, après impôts et éléments exceptionnels, est calculée en utilisant la moyenne pondérée du nombre d'Unités en cours pendant l'exercice : 2 546 110 015 (31 décembre 2003 : 2 363 089 041) et la perte de l'exercice de 810 441 000 € (31 décembre 2003 : perte de 1 889 210 000 €).

La perte par Unité, après impôt et avant éléments exceptionnels, est calculée en utilisant la moyenne pondérée du nombre d'Unités en cours pendant l'exercice telle qu'indiquée ci-dessus et la perte de 181 599 000 € (31 décembre 2003 : perte de 209 573 000 €) avant la perte exceptionnelle de 628 842 000 € (31 décembre 2003 : perte de 1 679 637 000 €).

La perte nette par Unité après dilution pour l'exercice, hors conséquences d'un refinancement futur (voir note 1), est calculée en utilisant le nombre total d'Unités qui pourraient être émises : 2 990 433 422 (2003 : 2 503 070 356) en prenant en compte la conversion des Obligations et des Avances de Stabilisation et l'exercice d'options de souscription d'actions selon les conditions de marché à la date de clôture.

23 Différences significatives entre les principes comptables du Groupe et les règles britanniques

Les Comptes Combinés d'Eurotunnel suivent les règles françaises qui diffèrent par certains aspects des règles britanniques. Les différences significatives au titre des Comptes Combinés du Groupe Eurotunnel sont les suivantes :

Selon les règles britanniques, les entités ad hoc Fixed-Link Finance BV et Tunnel Junior Debt Holdings Limited, créées et contrôlées par des tiers dans le cadre de l'opération de titrisation de 1,8 milliard d'euros de Dette Junior conclue en 2001, sont consolidées en tant que « quasi filiales » au sens de la norme britannique FRS5. Le rachat de Dette Junior Eurotunnel par Tunnel Junior Debt Holdings Limited, financé par l'émission d'obligations par Fixed-Link Finance BV, est considéré comme étant en substance une annulation de dette existante et une création de nouvelle dette (voir la note 15c des comptes consolidés de EPLC), et a généré un bénéfice de 416 millions d'euros au crédit du compte de résultat en 2001.

Selon les règles britanniques, les entités ad hoc Fixed-Link Finance 2 BV (FLF2) et Tunnel Stabilisation and Resettable Advances Limited, créées et contrôlées par des tiers dans le cadre de l'opération de rachat et de refinancement de dette en 2002, et pour lesquelles le Groupe Eurotunnel n'assume aucun risque, sont consolidées en tant que « quasi filiales ». La seule différence due à ce traitement serait l'inclusion dans le bilan combiné des obligations « Guaranted Notes » et « Class A Notes » émises par FLF2 à la place de la Dette Tier 1A (voir note 14). Etant donné que ces instruments comportent le même montant en principal et portent intérêt au même taux que la Dette Tier 1A, aucune différence ne serait constatée au niveau du bénéfice résultant de cette opération enregistrée dans l'exercice, des capitaux propres ou des frais financiers récurrents.

Les règles britanniques diffèrent aussi pour le traitement des coûts d'augmentation de capital. Selon les règles britanniques, les coûts d'augmentation de capital sont traités comme partie intégrante des transactions avec les actionnaires, sont déduits des fonds reçus de l'augmentation de capital et, en conséquence, ne figurent pas au compte de résultat. La législation britannique permet, par ailleurs, de déduire de la prime d'émission certains de ces coûts.

Selon les règles françaises, les coûts d'augmentation de capital peuvent être comptabilisés au compte de résultat, imputés sur les primes d'émission ou capitalisés. Au cas particulier d'Eurotunnel, ces coûts, lorsqu'ils ont été engagés pendant la période de construction, ont été capitalisés comme l'ensemble des coûts en actifs de la Concession. Suite à une dépréciation exceptionnelle des actifs comptabilisée à la fin de 2003, cette différence a été éliminée.

Si les Comptes Combinés avaient été préparés selon les règles britanniques, les capitaux propres au 31 décembre 2004 auraient été augmentés de 404 millions d'euros (31 décembre 2003 : augmentation de 409 millions d'euros) et le résultat aurait été diminué de 5 millions d'euros (2003 : augmentation de 247 millions d'euros).

24 International Financial Reporting Standards (IFRS)

Les Comptes Combinés du Groupe Eurotunnel sont actuellement établis conformément aux principes comptables généralement admis en France et prévus par le règlement n°99-02 du Comité de la réglementation comptable. A compter de l'exercice 2005, conformément au règlement européen n°1606/2002 du 19 juillet 2002, le Groupe Eurotunnel adoptera les normes comptables internationales (IFRS). A cet effet, le Groupe Eurotunnel a engagé un projet visant à préparer la mise en application de ces normes et à faire évoluer ses systèmes d'information et de consolidation afin d'être en mesure de respecter les nouvelles obligations en matière d'information financière pour l'échéance en 2005.

Les principales différences identifiées, à ce stade, entre les principes comptables français et les normes IFRS susceptibles d'avoir une incidence significative sur les états financiers sont relatives aux immobilisations corporelles et aux instruments financiers. En l'absence de norme IFRS spécifique, l'IFRIC travaille actuellement sur le traitement comptable des actifs en concession.

Les travaux visant à la détermination des impacts qui résulteront de l'application de ce nouveau référentiel se poursuivront en 2005. Le Groupe publiera ses comptes 2005 en IFRS.

Déclaration du Conseil Commun sur le Gouvernement d'Entreprise

Ce rapport représente aussi le Rapport du Président d'ESA.

Gouvernement d'Entreprise

Le Conseil Commun s'attache à ce que le Groupe respecte les principes de gouvernement d'entreprise tels qu'énoncés dans le nouveau Code Combiné sur le Gouvernement d'Entreprise publié au Royaume-Uni en juillet 2003 suite au Rapport Higgs (applicable aux exercices ouverts à compter du 1er novembre 2003). Le Groupe respecte l'essentiel des dispositions des Rapports Viénot et Bouton publiés en France en 1995, 1999 et 2002. Comme il l'est décrit ci-dessous, le Groupe n'a pas été en conformité avec l'intégralité des dispositions du Code Combiné durant toute l'année. Le Conseil poursuivra ses travaux de mise en conformité de son dispositif de gouvernement d'entreprise avec les dispositions du Code Combiné durant l'exercice 2005.

Le Conseil Commun

Du 1er janvier au 7 avril 2004, le Conseil Commun était composé de onze Administrateurs dont un administrateur dirigeant. Le Conseil Commun actuel n'est pas en mesure d'apprécier l'indépendance des administrateurs en titre avant le 7 avril 2004.

Au cours de l'assemblée générale ordinaire d'ESA du 7 avril 2004, les actionnaires ont révoqué les administrateurs et ont nommé six nouveaux administrateurs qui formaient le nouveau Conseil Commun. Suite à la démission de Pierre Cardo, Jacques Gounon a été coopté par le Conseil Commun le 17 décembre 2004. Suite à la démission de Jacques Maillot, Henri Rouanet a été coopté par le Conseil Commun le 4 mars 2005. Ces deux nominations seront soumises à ratification lors de la prochaine assemblée générale d'ESA et l'ensemble des administrateurs sera soumis à élection par les actionnaires lors de la prochaine assemblée générale d'EPLC. Le mandat des administrateurs est ensuite renouvelable au moins tous les trois ans. Des détails biographiques apparaissent en page 1.

Le Conseil Commun est composé à ce jour de six administrateurs dont un a des fonctions de direction générale dans le Groupe. Le Conseil Commun a pris la décision de se saisir de toutes les questions relevant des domaines suivants : stratégie, restructuration de la dette, communication, relations avec les investisseurs et relations avec les actionnaires. Il a confié à son Président la responsabilité opérationnelle de ces domaines. Le Conseil considère que seuls Robert Rochefort et Henri Rouanet sont des administrateurs non dirigeants indépendants au sens du Rapport Bouton et du Code Combiné. En tant que Président, Jacques Gounon (ainsi que Jacques Maillot avant lui) n'est pas indépendant ; Hervé Huas ayant été dirigeant du Groupe jusqu'au 30 mars 2005 n'est pas indépendant. L'ADACTE, bien que non dirigeant, n'est pas considérée comme administrateur indépendant en raison de son objet social (défense des actionnaires individuels).

Le Conseil reconnaît que le nombre d'administrateurs non dirigeants indépendants depuis le 7 avril 2004 ne permet pas actuellement d'être en conformité avec la disposition A.3.2. du Code Combiné en ce qui concerne la composition du Conseil.

Le Conseil Commun s'est réuni seize fois en 2004 et le tableau ci-dessous détaille la participation de chaque administrateur aux réunions du Conseil Commun et de ses comités :

	Conseil Commun	Comité d'Audit	Comité de Rémunération	Comité de Nomination	Comité de Sécurité, de Sûreté et d'Environnement
Administrateurs jusqu'au 7 avril 2004					
R. Chapman Président du Comité de Rémunération Membre du Comité de Nomination	3	–	1	1	–
M. Combes Membre des Comités d'Audit et de Sécurité	0	0	–	–	0
V. Cox Membre des Comités d'Audit et de Sécurité	3	2	–	–	1
Y. Déjou Membre des Comités de Nomination et de Rémunération	4	–	1	1	1
K. Edelman Membre des Comités de Nomination et de Rémunération	2	0	1	0	–
C. Green Président du Comité de Sécurité	4	–	–	–	1
F. Jaclot Président du Comité d'Audit	3	2	–	–	–
P. Lagayette Membre des Comités de Nomination, de Rémunération et d'Audit	2	2	1	0	–
C. Mackay Président du Conseil et du Comité de Nomination	4	–	–	1	–
C. Petruccelli Membre des Comités de Nomination, de Rémunération et de Sécurité	3	–	0	0	1
R. Shirrefs Directeur Général	4	–	–	–	–
Nombre de réunions du 1er janvier au 7 avril 2004	**4**	**2**	**1**	**1**	**1**
Administrateurs à partir du 7 avril 2004					
ADACTE Président des Comités de Nomination et de Rémunération	11	2	–	–	2
P. Cardo (jusqu'au 29 novembre 2004) Membre du Comité d'Audit	6	1	–	–	–
J. Gounon (coopté le 17 décembre 2004) Président du Conseil (à partir du 18 février 2005)	–	–	–	–	–
H. Huas Directeur Général Délégué (jusqu'au 30 mars 2005)	11	–	–	–	–
J. Maillot (jusqu'au 4 mars 2005) Président du Conseil (du 7 avril 2004 au 18 février 2005)	12	–	–	–	2
J.L. Raymond Directeur Général	12	–	–	–	–
R. Rochefort Président du Comité d'Audit	11	2	–	–	–
Nombre de réunions du 8 avril au 31 décembre 2004	**12**	**2**	**–**	**–**	**2**

Le Conseil Commun ainsi que chacun de ses comités fonctionnent dans le cadre du Règlement Intérieur où les rôles et responsabilités du Président du Conseil Commun, du Directeur Général du Groupe et des administrateurs non dirigeants sont clairement et formellement définis. Ce Règlement Intérieur du Conseil Commun est applicable aux conseils d'administration d'ESA, EPLC, FM et CTG. La présidence et la direction générale sont dissociées comme l'autorisent les Statuts d'ESA et d'EPLC.

Suite à sa nomination, chaque administrateur reçoit les informations nécessaires à la compréhension de la nature spécifique du Groupe ainsi que des marchés dans lesquels il opère. Il est aussi invité à visiter chacun des sites opérationnels du Groupe ou il rencontre s'il le souhaite les Directions Opérationnelles. L'administrateur reçoit aussi les informations nécessaires à la bonne compréhension de ses obligations en tant qu'administrateur que ce soit sous la loi française ou la loi britannique.

Depuis le 7 avril 2004, le Conseil n'a pas consacré de temps à une évaluation de sa propre performance ni de celle de ses comités et de chaque administrateur, ce qui n'est pas conforme à la disposition A.6.1. du Code Combiné. Le Conseil rétablira ces procédures pour l'exercice 2005. De même, le Conseil Commun n'a pas désigné un administrateur non dirigeant indépendant senior ce qui n'est pas en conformité avec la disposition A.3.3. du Code Combiné.

Malgré les difficultés à maintenir l'intégralité des comités existants après le 7 avril 2004 du fait du nombre restreint d'administrateurs, le Conseil a néanmoins maintenu les Comités d'Audit et de Sécurité, de Sûreté et d'Environnement tout au long de l'année et, après la clôture de l'exercice 2004, a remis en place les Comités de Nomination et de Rémunération. La mission des Comités de Nomination et de Rémunération a été assurée par l'intégralité du Conseil durant la période de carence. Le Conseil reconnaît que l'absence des Comités de Nomination et Rémunération n'est pas conforme aux dispositions A.4.1. et B.2.1. du Code Combiné.

Le Comité d'Audit, présidé par Robert Rochefort (administrateur non dirigeant indépendant), est composé à ce jour, de deux autres administrateurs non dirigeants (Jacques Gounon et l'ADACTE). Le nombre restreint d'administrateurs non dirigeants indépendants ne permet pas d'être en conformité avec la disposition C.3.1. du Code Combiné en ce qui concerne la composition du comité ainsi que la présence d'un administrateur non dirigeant indépendant ayant des connaissances financières suffisamment récentes et pertinentes. Le Comité rencontre au moins trois fois par an les auditeurs internes et externes, ainsi que les membres de la direction, afin de veiller à la qualité de l'information financière communiquée aux actionnaires, de surveiller les systèmes de contrôle interne, de considérer l'efficacité de l'Audit Interne, et de faciliter la communication entre le Conseil Commun et les auditeurs internes et externes. Le directeur de l'Audit Interne a accès directement au Président du Comité d'Audit.

Le Comité de Rémunération, présidé par l'ADACTE, est composé à ce jour de deux autres administrateurs non dirigeants (Robert Rochefort et Jacques Gounon). Les informations, concernant la politique de rémunération du Groupe pour le Directeur Général du Groupe et certains cadres dirigeants, ainsi que le montant des rémunérations versées aux administrateurs figurent dans le Rapport du Conseil Commun sur la Rémunération des Administrateurs aux pages 25 à 28.

Le Comité de Nomination, présidé par l'ADACTE, est composé à ce jour de deux autres administrateurs non dirigeants (Robert Rochefort et Jacques Gounon). Le Comité a pour mission de proposer au Conseil la nomination de nouveaux administrateurs.

Le Comité de Sécurité, de Sûreté et d'Environnement, présidé par Jacques Maillot jusqu'à son départ et actuellement par Henri Rouanet (administrateur non dirigeant indépendant), est composé de deux autres administrateurs non dirigeants (Jacques Gounon et l'ADACTE). Le Comité reçoit des rapports mensuels des services et supervise la documentation relative à la sécurité, surveille l'élaboration des règles d'exploitation et de sécurité ainsi que la sécurité des opérations d'exploitation, la sûreté et l'impact des activités du Groupe sur l'environnement. Le Directeur de la Sécurité a accès directement au Président du Comité de Sécurité.

Le Président du Conseil Commun (dans le mesure où il n'en est pas membre), le Directeur Général du Groupe, ainsi que tout autre employé ou personne, assistent aux réunions des comités, à l'invitation du président du comité en question.

Sur requête des membres du Conseil Commun, au regard de la complexité de la situation du Groupe Eurotunnel et de l'importance des enjeux, le Tribunal de Commerce de Paris a nommé Maître Régis Valliot mandataire ad hoc pour une durée de six mois à compter du 18 novembre 2004, afin :

- d'assister ESA sans immixtion quelle qu'elle soit dans sa gestion, dans l'analyse et la mise en œuvre de toutes mesures envisagées, y compris le plan DARE ;
- de permettre aux administrateurs d'ESA d'œuvrer dans un climat efficace à la consolidation de la situation du Groupe ;
- de participer à la demande du Conseil d'Administration d'ESA à toute réunion traitant de la restructuration opérationnelle du Groupe et formuler, à la demande du Conseil d'Administration d'ESA, tous avis sur la pertinence des interventions des différents conseils du Groupe.

Le 31 mars 2005 suite à la demande conjointe du Conseil Commun et de Maître Valliot, le Tribunal de Commerce de Paris a mis fin à son mandat. Le Conseil s'est par ailleurs adjoint les services de Maître Alain Geniteau comme conseil juridique extérieur des administrateurs pour les besoins de leur mission en tant qu'administrateurs.

Préparation et organisation des travaux du Conseil

La direction d'Eurotunnel agit sous l'autorité du Conseil Commun, qui est actuellement composé du Président du Conseil Commun, du Directeur Général, et de quatre administrateurs non dirigeants. Ils sont tous également administrateurs des conseils d'ESA, EPLC, FM et CTG. Jacques Gounon est Président non dirigeant du Groupe Eurotunnel, d'ESA, FM, EPLC et CTG et Jean-Louis Raymond est Directeur Général du Groupe, d'ESA et FM et Chief Executive d'EPLC et CTG.

Les comités du Conseil Commun, composés entièrement d'administrateurs non dirigeants, se réunissent pour étudier plus en détail des domaines particuliers, toujours sous la totale responsabilité du Conseil Commun. Celui-ci peut également donner des missions à un administrateur. Les extraits du Règlement Intérieur concernant la constitution, la composition et la mission de chaque comité peuvent être obtenus sur simple demande et seront prochainement sur le site Internet du Groupe.

Le Conseil Commun se réunit au moins huit fois par an, en France ou en Grande Bretagne, et chaque comité se réunit au moins trois fois par an (excepté les Comités de Nomination et de Rémunération qui se réunissent aussi souvent que nécessaire étant précisé que ces comités, comme indiqué plus haut n'ont pas fonctionné du 7 avril 2004 au 31 décembre 2004).

Les dates des réunions du Conseil Commun et des comités sont fixées à l'avance pour permettre une participation maximum. Un agenda détaillé est établi avant la réunion en question en collaboration avec le Président du Conseil Commun ou du comité concerné, et est envoyé aux administrateurs avec l'ensemble de la documentation, ainsi que le procès verbal de la réunion précédente, autant que possible au moins une semaine avant la réunion.

Il est de la responsabilité du Président du Conseil Commun de s'assurer, à travers le secrétariat du Conseil qui lui est rattaché, que les administrateurs reçoivent toutes les informations dont ils ont besoin pour remplir leurs fonctions. En plus de la documentation qu'ils reçoivent avant les réunions, les administrateurs peuvent à tout moment demander à recevoir des informations qu'ils considèrent comme étant susceptibles de les aider à s'acquitter de leurs responsabilités. Ils peuvent également rencontrer les membres de la direction sans la présence du Président ou du Directeur Général (mais en les avertissant au préalable).

Limitations aux pouvoirs du Directeur Général

Pour répondre aux exigences du Contrat de Concession, le Conseil Commun a la responsabilité de la direction et de la gestion du Groupe Eurotunnel. Le Directeur Général du Groupe assure la direction du Groupe Eurotunnel dans le cadre établi par le Conseil Commun. Certains sujets définis dans le Règlement Intérieur du Conseil Commun relèvent de la seule compétence du Conseil : la stratégie globale, les budgets, la stratégie de gestion de risques et l'efficacité du système de contrôle interne, l'approbation des investissements supérieurs à 12,5 millions de livres (18 millions d'euros) et des contrats d'une valeur de plus de 12,5 millions de livres (18 millions d'euros) ou d'une durée de plus de trois ans, ainsi que l'examen des sujets opérationnels, juridiques et financiers importants. Par délibération du 11 mars 2005, le Conseil commun a également limité les pouvoirs du Directeur Général du Groupe sur les sujets relevant de la responsabité du Président décrite en page 21.

Procédures de contrôle interne

Eurotunnel se conforme aux dispositions sur le contrôle interne figurant dans le Code Combiné, en appliquant les procédures recommandées par le Comité Turnbull. Ces procédures ont été appliquées tout au long de l'année 2004 et continuent de l'être.

L'audit interne mène un projet d'évaluation du système de contrôle interne, notamment au niveau de l'élaboration de l'information comptable et financière, pour s'assurer de son adéquation par rapport à la loi de sécurité financière. L'approche adoptée par l'audit interne a été déterminée notamment sur la base des recommandations du rapport Turnbull. Ce projet s'inscrit dans le cadre d'une action à long terme et prendra en compte les éventuelles implications du plan DARE sur les procédures de contrôle interne.

Responsabilité du Conseil Commun en matière de contrôle interne

Le Conseil Commun a pour mission de s'assurer (i) que les risques significatifs auxquels Eurotunnel est exposé et que l'efficacité du système de contrôle interne pour y faire face, sont revus au moins une fois par an, (ii) que les faiblesses du contrôle interne sont identifiées et corrigées et (iii) que le contrôle interne et la maîtrise des risques font partie intégrante de l'activité opérationnelle d'Eurotunnel.

Objectifs de contrôle interne

Le contrôle interne se définit comme un processus conduit par la direction générale sous le contrôle du Conseil Commun. Il est mis en œuvre par les dirigeants et le personnel de l'entreprise et est destiné à fournir une assurance raisonnable quant à la réalisation des objectifs suivants :

- l'identification et la maîtrise des risques significatifs auxquels l'entreprise fait face, qu'il s'agisse de risques opérationnels, financiers ou liés au respect des procédures et réglementations applicables au sein du Groupe ;
- la fiabilité des informations financières ;
- la conformité aux lois et réglementations en vigueur.

Les principaux éléments des procédures de management des risques et de contrôle interne mises en œuvre, ainsi que les mesures prises par le Conseil Commun en 2004 pour évaluer leur efficacité, sont décrits ci-dessous.

Le management des risques

La gestion quotidienne du Groupe est assurée par le Comité Exécutif, présidé par le Directeur Général. Il est composé des directeurs exécutifs en charge des divisions opérationnelles et fonctionnelles. Le Comité Exécutif se réunit chaque semaine. Un certain nombre de comités spécialisés rapportent au Comité Exécutif.

Le Conseil, à travers ses propres comités, le Comité Exécutif et les comités opérationnels évaluent en permanence les risques auxquels le Groupe est confronté. Des responsabilités clairement définies ont été attribuées dans les domaines clés tels que l'assurance, la gestion de trésorerie, l'évaluation des projets d'investissement et la sécurité du traitement des données. D'autres risques relèvent de la compétence des Comités d'Audit, de Rémunération, ou de Sécurité, de Sûreté et de l'Environnement.

Le processus d'identification, d'évaluation, de prévention et de contrôle des risques est conduit de manière permanente par le responsable de la gestion des risques. La revue complète des risques fait l'objet d'une présentation au Comité d'Audit au moins une fois par an. Cette présentation est complétée par un rapport établi par le département d'audit interne traitant tant de l'efficacité du processus lui-même que des contrôles en place pour maîtriser les risques les plus importants. Des revues intermédiaires font l'objet de présentations au Comité d'Audit en cas d'identification de nouveaux risques ou d'évolution sensible de risques déjà répertoriés.

La fonction d'Audit Interne

Eurotunnel dispose d'un service d'Audit Interne, dont le rôle, défini dans une charte d'audit, est de revoir et d'évaluer de façon régulière le dispositif de contrôle interne en place à travers les différents processus et domaines d'activité de l'entreprise. Le travail de l'Audit Interne est basé sur un plan annuel, approuvé en début d'année par le Comité d'Audit, qui est établi de façon à assurer une couverture appropriée des risques de l'entreprise. Au cours de l'année 2004, parallèlement aux missions d'audit opérationnelles, l'Audit Interne a initié un programme d'audit plus particulièrement orienté sur la fiabilité de l'information comptable et financière.

En cas d'identification d'une défaillance dans le contrôle interne, l'Audit Interne établit un rapport et convient d'un plan d'action pour y remédier avec les responsables concernés. Le Comité Exécutif étudie régulièrement ces plans qui sont également présentés en résumé au Comité d'Audit. Le directeur de l'Audit Interne rend compte au Directeur Général du Groupe et a un accès direct au Président du Comité d'Audit. En fin d'année, l'Audit Interne présente au Conseil Commun un rapport sur les principaux mécanismes de contrôle au sein d'Eurotunnel et sur le traitement de la gestion des risques ainsi qu'un résumé de l'information communiquée au Comité d'Audit et au Comité Exécutif sur les risques majeurs de la société.

En conséquence, le Conseil Commun confirme aux actionnaires qu'il a évalué le dispositif de contrôle interne de l'entreprise.

Le reporting financier et de gestion

Il existe un système complet et détaillé d'établissement de rapports financiers au Comité Exécutif et au Conseil Commun, basé sur l'élaboration d'un plan à cinq ans, d'un budget annuel, de prévisions trimestrielles et de rapports mensuels sur le résultat d'exploitation et les résultats financiers. L'évolution de la situation de trésorerie à court terme ainsi que des indicateurs relatifs à l'exploitation font l'objet d'une surveillance permanente et sont communiqués systématiquement au Conseil Commun tous les mois.

Le Groupe n'a pas établi de procédure spécifique permettant à tous les employés du Groupe d'attirer l'attention du Conseil sur toute irrégularité en matière de reporting financier ou autre. Le Conseil reconnaît que ceci n'est pas en conformité avec la disposition C.3.4. du Code Combiné.

Les procédures de contrôle interne relatives à l'élaboration et au traitement de l'information comptable et financière

La comptabilité générale et l'établissement des états financiers semestriels et annuels, ainsi que les comptabilités clients, fournisseurs et budgétaires, sont assurés par une Direction Financière Opérationnelle. Les procédures de clôture mensuelle incluent la vérification par la Direction Financière Opérationnelle des éléments clés des comptes de charges et de produits, ainsi que les comptes de bilan. La consolidation des comptes, ainsi que l'élaboration des états financiers sont assurées par la Direction Financière Opérationnelle à partir des informations extraites du système comptable intégré. Des contrôles particuliers sont en place pour valider les ajustements faits lors de la consolidation. Le Directeur Financier Opérationnel présente au Comité d'Audit un rapport sur les principaux éléments et questions relatifs à l'élaboration des états financiers. Le Comité d'Audit veille à la qualité de l'information financière communiquée aux actionnaires et, en particulier, valide les principes comptables utilisés, revoit les rapports et comptes semestriels et annuels avant leur présentation au Conseil Commun, et étudie toute question soulevée par les Commissaires aux Comptes et les Auditors.

Le Conseil Commun reconnaît que tout système de contrôle quel qu'il soit ne peut que prévenir et non éliminer tout risque pour Eurotunnel de ne pas atteindre ses objectifs opérationnels ; il ne peut pas procurer une assurance absolue contre les risques d'inexactitude ou pertes significatives.

C'est dans cet esprit qu'il est procédé à des révisions permanentes, supervisées par le Comité d'Audit et le Conseil Commun, des risques auxquels Eurotunnel est exposé ainsi que leur étendue, notamment en matière de sécurité, de sûreté, de litiges, de taux d'intérêt, d'évolution de la concurrence et des facteurs pouvant influencer les marchés transmanche des voitures et camions, et de l'activité des réseaux de chemins de fer.
Le Conseil est satisfait de l'efficacité des principaux mécanismes de contrôle au sein du Groupe, financiers, opérationnels et autre ainsi que des systèmes de management des risques et de la fonction d'Audit Interne.

Relations investisseurs

Le Conseil attache une grande importance à la communication avec les actionnaires individuels et institutionnels. D'une manière générale, cette communication est réalisée à travers les rapports annuels et semestriels, les assemblées générales, les présentations des résultats et les communiqués de presse.
Eurotunnel a complété les supports et médias habituels de communication en développant une communication directe et en temps réel. D'autres opportunités de dialogue avec les actionnaires sont données par :
- le Centre d'Information des Actionnaires d'Eurotunnel, qui répond aux questions des actionnaires individuels,
- et les deux Comités Consultatifs des Actionnaires, français et britannique, créés en 1996 et qui se réunissent quatre fois par an. Ces comités ont été récemment relancés. Le Président du Conseil Commun participe aux réunions de ces comités.

Soucieuse d'intensifier et d'améliorer sa communication auprès des actionnaires individuels, la direction d'Eurotunnel a souhaité :
- renforcer sa communication électronique directe (e-mails) avec ses actionnaires individuels et enrichir la rubrique « Le Groupe » du site Internet ;
- offrir aux actionnaires individuels un accès direct aux dirigeants ; le Groupe a ainsi organisé deux conférences téléphoniques entre direction et actionnaires.

Le dialogue avec les actionnaires institutionnels et les analystes financiers s'est intensifié avec la création d'un département Relations Investisseurs qui organise régulièrement réunions et conférences téléphoniques auxquelles participe la Direction Générale.
En 2005, le Conseil Commun souhaite renforcer sa politique de communication.

Commissaires aux Comptes et Auditors

Nomination / renouvellement

Suite au rejet de l'ensemble des résolutions présentées au vote lors des assemblées générales ordinaires d'ESA et d'EPLC le 7 avril 2004, il n'a pas non plus été procédé au renouvellement ou à la nomination des commissaires aux comptes titulaires et suppléants de la société ESA et des auditors d'EPLC. KPMG SA et Mazars et Guérard ont été désignés le 16 avril 2004 par ordonnance de référé de Madame le Président du Tribunal de Commerce de Paris pour une durée expirant lorsqu'il sera pourvu par l'assemblée générale d'ESA, à la nomination de ses commissaires aux comptes. Pour ce qui concerne EPLC et conformément à la procédure en vigueur en Angleterre, une demande a été formulée auprès du Secrétaire d'Etat au Commerce britannique en vue du renouvellement du mandat d'auditors KPMG Audit Plc. Ce renouvellement est intervenu le 21 juin 2004.
En ce qui concerne les filiales d'ESA et d'EPLC, les nominations des commissaires aux comptes et des auditors ont été effectuées en 2004 dans les conditions de droit commun.
Le Conseil, sur les recommandations du Comité d'Audit, proposera durant les prochaines assemblées générales d'ESA et d'EPLC le renouvellement des commissaires aux comptes et des auditors. Le Conseil demandera aussi aux actionnaires d'EPLC l'autorité de déterminer la rémunération des auditors d'EPLC.

Indépendance

Une des missions du Comité d'Audit est de revoir la façon dont sont assurées l'indépendance et l'objectivité des commissaires aux comptes et des auditors. A cet effet, le comité applique des règles définissant le type de travaux qui peuvent être réalisés ou non par les commissaires aux comptes et les auditors.
Au titre de ces règles, ils réalisent :
- les travaux liés à leur mission d'audit (qu'ils soient obligés ou les mieux placés pour les réaliser) dont la revue des prospectus et notes d'opération relatifs à des opérations sur la dette ou sur le capital, les documents destinés aux actionnaires, travaux de certifications ou autres travaux exigés dans le cadre des accords de crédit, des rapports exigés par la loi, des travaux liés aux éventuelles acquisitions ou cessions d'actifs, des avis et recommandations en matière comptable et fiscale pour des opérations financières spécifiques, la vérification d'informations soumises dans le cadre de certains litiges, et la revue de l'adéquation du contrôle interne et de l'intégrité des systèmes informatiques.
- certaines vérifications en matière fiscale sur les opérations en cours, ou à venir ou dans le cadre de contentieux fiscaux.

Le conseil, en général ou en matière d'opérations d'optimisation fiscale ou autres opérations financières, n'est pas permis.
Compte tenu de son caractère binational, Eurotunnel est soumis en France, mais non au Royaume-Uni, à la loi française qui impose à certaines sociétés d'avoir deux commissaires aux comptes.

Honoraires

(en milliers d'euros)	Commissaires aux Comptes	Auditors
Honoraires de Commissariat aux Comptes récurrents	593	293
Honoraires de Commissariat aux Comptes non récurrents	832	102
Honoraires de Conseil	–	–
Total	**1 425**	**395**

Continuité de l'exploitation

Comme indiqué en notes 1 et 2, la validité du principe de continuité d'exploitation dépendra de la capacité du Groupe à mettre en place un refinancement ou à défaut d'obtenir un accord des Prêteurs dans le cadre des Conventions actuelles au plus tard dans le courant du deuxième semestre 2006.
Le Groupe a obtenu une dérogation (« waiver ») valable jusqu'au 31 janvier 2006 définissant les conditions préalables au démarrage de négociations avec ses créanciers en vue de restructurer sa dette.
Le Conseil, après avoir procédé aux investigations utiles, considère que le Groupe a les ressources suffisantes pour exercer son activité dans un futur prévisible.
En conséquence, le Conseil considère qu'il est donc approprié de continuer à établir les comptes dans la perspective de la continuité de l'exploitation.

Rapport du Conseil Commun sur la Rémunération des Administrateurs

Ce Rapport du Conseil Commun sur la Rémunération des Administrateurs a été approuvé par le Conseil Commun le 25 avril 2005 et signé par deux administrateurs, l'ADACTE, Président du Comité de Rémunération et Robert Rochefort, membre du Comité de Rémunération.

Généralités

Le Comité de Rémunération a pour mission d'examiner la politique du Groupe en matière de rémunération des dirigeants et de faire des recommandations au Conseil ainsi que de déterminer la rémunération du Président du Conseil Commun, du Directeur Général, et des cadres dirigeants du Groupe. Les jetons de présence alloués aux administrateurs non dirigeants sont fixés directement par le Conseil, dans les limites approuvées par les actionnaires. Le comité est composé exclusivement d'administrateurs non dirigeants : ADACTE (Président), Robert Rochefort et Jacques Gounon. Comme décrit page 22, le Comité de Rémunération n'a pas fonctionné du 7 avril 2004 au 8 mars 2005. Pendant cette période de carence la mission du Comité de Rémunération a été assurée par l'intégralité du Conseil. La composition du Comité n'est pas en conformité avec la disposition B.2.1. du Code Combiné, ne comprenant qu'un seul administrateur non dirigeant indépendant. Le Comité peut faire appel à des conseillers externes indépendants en matière de rémunération en France et en Grande-Bretagne.

Conseillers du Comité de Rémunération

Le Comité s'est fait assister en matière de rémunération par le cabinet de conseil extérieur Towers Perrin jusqu'au 7 avril 2004. Le Comité actuel n'a pas encore envisagé de remplacer ce conseil.

La politique de rémunération

La politique de rémunération du Groupe pour les membres du Conseil et dirigeants ainsi que pour les cadres supérieurs est la suivante :

- établir une structure de rémunération de nature à attirer, motiver et retenir les cadres de haut niveau nécessaires au Groupe ;
- développer une politique de rémunération globale cohérente entre la France et la Grande-Bretagne qui tient compte des pratiques nationales ;
- refléter à travers la politique de rémunération la nécessité d'améliorer constamment les performances du Groupe tant à court qu'à long terme ;
- fixer des salaires compétitifs au regard des pratiques du marché et récompenser une performance de haut niveau par des paiements liés à cette performance. Cette performance est évaluée en fonction des quatre principes opérationnels d'Eurotunnel : sécurité, service à la clientèle, esprit d'équipe et performance financière.

Les salaires et avantages

Les salaires sont réexaminés chaque année sans nécessairement faire l'objet d'augmentation. Le Comité procède à l'examen régulier de l'ensemble des politiques relatives aux avantages en nature, dont les assurances médicales complémentaires, les voitures de fonction et les régimes de retraite.

Bonus annuel

Le Groupe a mis en place un plan de bonus collectif, pour l'ensemble du personnel. L'attribution du bonus pour 2004 est fonction d'une part de la réalisation d'un objectif de taux de couverture d'intérêts, et d'autre part de la réalisation d'objectifs de niveaux de sécurité, de qualité de service et de satisfaction de la clientèle. Le montant du bonus collectif à payer au titre de 2004 s'élève à 3,32 % des salaires de base et a été attribué à 3 072 bénéficiaires pour la réalisation des performances en matière de performance financière, sécurité, de qualité de service et de satisfaction de la clientèle.
Le plan de bonus pour le management est basé sur les mêmes objectifs que le plan de bonus collectif. L'allocation individuelle est discrétionnaire, en fonction de la performance individuelle. Le Directeur Général du Groupe et le Directeur Général Délégué du Groupe n'ont pas perçu de bonus pour 2004.

Options de souscription d'actions – Plans d'épargne salariale

Le détail des options de souscription allouées en 2004 au titre des plans d'options et du plan d'épargne salariale britannique approuvés lors des assemblées générales en mai 1999, est donné dans la note 11 des Comptes Combinés.
Le prix d'exercice des options attribuées au titre des plans d'option de souscription français et britanniques, ne peut être inférieur au chiffre le plus élevé entre le cours de l'Unité la veille du jour de l'attribution de l'option ou la moyenne des cours cotés de l'Unité aux 20 séances de bourse précédant le jour de l'attribution.
Le prix d'exercice des options attribuées dans le cadre du plan d'épargne salariale britannique ne peut être inférieur au chiffre le plus élevé entre 80 % du cours de l'Unité la veille du jour de l'attribution de l'option ou à 80 % de la moyenne des cours de l'Unité à l'ouverture des 20 séances de la Bourse de Londres précédant la date d'attribution des options. Les options attribuées en 2004 ne pourront, hormis les cas exceptionnels prévus dans les conditions des plans d'option, être exercées que si le cours de l'Unité a augmenté d'un taux annuel supérieur d'au moins 4 % à la moyenne de « the underlying UK Retail Price Index » et de l'indice mensuel des prix à la consommation hors tabac-ensemble des ménages au cours d'une période de trois ans minimum. Les options qui ont été attribuées antérieurement à 1999 demeurent valables jusqu'à leur date d'expiration fixée conformément aux règles des plans qui leur sont applicables. Le cours actuel de l'Unité est substantiellement inférieur aux prix d'exercice de ces 300 747 options.
Un plan d'épargne d'entreprise a été mis en place en France ; il permet aux salariés sous contrat français d'acquérir des Unités au prix du marché, avec un abondement de la société de 25 %.
Au 31 décembre 2004, 1 158 salariés avaient souscrit au Fonds Commun de Placement en Unités Eurotunnel qui détenait 2 377 510 Unités.

Pensions de retraite

La législation et les usages en France et en Grande-Bretagne sont très différents en terme de couverture sociale et de taux des cotisations. En France, toute rémunération versée, primes incluses, est soumise aux cotisations de Sécurité sociale et de retraite, l'État et les caisses nationales de retraite complémentaire ayant le contrôle de la gestion des retraites.
En Grande-Bretagne, l'employeur contribue à hauteur d'un pourcentage du salaire de ses employés membres du plan de retraite, à un fonds géré séparément. Ce fonds permet aux employés de bénéficier des indemnités de retraite calculées sur la base de leur salaire à la date de leur départ en retraite.
Richard Shirrefs (jusqu'au 7 avril 2004) et Hervé Huas (du 1er mai 2004 au 25 avril 2005) ont tous deux été membres d'un des fonds de retraite, Richard Shirrefs membre du « The Channel Tunnel Group

Senior Executive Pension Fund » d'une part, et Hervé Huas membre du « The Channel Tunnel Group Pension Fund » d'autre part. Ces fonds leur donnent droit à une pension lors de leur départ en retraite, calculée sur la base de leur dernier salaire soumis à cotisations (jusqu'à un montant maximum de 102 000 livres selon la législation britannique pour ce type de plan). La société contribue à ces plans proportionnellement aux salaires des membres concernés. Des contributions supplémentaires ont été faites par la société, au titre d'un plan de retraite personnel à Richard Shirrefs, proportionnellement à son salaire au delà de 102 000 livres par an.
Les tableaux ci-dessous présentent l'information requise par la loi britannique et par la réglementation de la UK Listing Authority sur les bénéfices accumulés par Richard Shirrefs dans le fonds de pension « The Channel Tunnel Group Senior Executive Pension Fund » d'une part et par Hervé Huas dans le fonds de pension « The Channel Tunnel Group Pension Fund » d'autre part. Les montants payables au titre des contributions supplémentaires décrites ci-dessus ne sont pas repris dans le tableau, compte tenu de la nature de ce plan de retraite.
En 2004, le Groupe a versé une contribution pour le compte de Charles Mackay au titre d'un plan de retraite personnel.

Pension de retraite cumulée de Richard Shirrefs, ancien Directeur Général du Groupe (jusqu'au 7 avril 2004)

En livres	31 Décembre 2004	31 Décembre 2003
Retraite cumulée annuelle	17 130	12 526
Augmentation de la retraite cumulée annuelle pour l'exercice	4 604	3 454
Augmentation de la retraite cumulée annuelle pour l'exercice, hors inflation	4 258	3 300
Valeur de transfert de l'augmentation de la retraite cumulée, hors inflation*	44 867	32 847
Valeur de transfert de la retraite cumulée**	147 756	94 575
Augmentation/(baisse) de la valeur de transfert de la retraite cumulée	53 181	47 264

Pension de retraite cumulée de Hervé Huas, Directeur Général Délégué du Groupe (du 7 avril 2004 au 31 décembre 2004)

En livres	31 Décembre 2004	31 Décembre 2003
Retraite cumulée annuelle	1 360	–
Augmentation de la retraite cumulée annuelle pour l'exercice	1 360	–
Augmentation de la retraite cumulée annuelle pour l'exercice, hors inflation	1 360	–
Contributions effectuées par H. Huas en 2004	4 590	
Valeur de transfert de l'augmentation de la retraite cumulée moins les contributions d'Hervé Huas, hors inflation*	5 790	–
Valeur de transfert de la retraite cumulée**	10 380	–
Augmentation de la valeur de transfert de la retraite cumulée moins les contributions d'Hervé Huas	5 790	–

* Calculée sur la base d'avis d'actuaires au regard de la note de conseil actuariel GN11.

** Cette valeur de transfert, qui a été constituée sur plusieurs années, est une dette du fonds de retraite et non de la société.

Contrats du Président du Conseil Commun, du Directeur Général du Groupe et du Directeur Général Délégué du Groupe

La politique de rémunération du Groupe vis à vis de ses dirigeants est que leurs contrats ne contiennent pas de clause de préavis de plus de 12 mois, et que les indemnités à verser en cas de résiliation anticipée ne soient pas supérieures à la durée du préavis restant à courir.
Les détails des conditions de rémunération du Président du Conseil Commun, du Directeur Général et du Directeur Général Délégué du Groupe depuis le 7 avril 2004 sont précisés ci-après.

- Jean-Louis Raymond perçoit une rémunération de 200 000 € par an pour ses fonctions de mandataire social. Il bénéficie d'une voiture de fonction, d'une assurance maladie privée et d'une assurance vie, et de cotisations à un plan de retraite personnel. Il ne bénéficie d'aucun autre avantage.
- Hervé Huas avait un contrat avec ESL en date du 15 avril 2004, résilié le 25 avril 2005. Son salaire annuel en 2004 a été de 133 967 £. Il a bénéficié d'une assurance maladie privée et d'une assurance vie, et de cotisations à un plan de retraite personnel. Il ne bénéficiait d'aucun autre avantage.
- Jacques Maillot, Président du Conseil Commun jusqu'au 18 février 2005 n'a pas perçu de rémunération à ce titre, mais a reçu des jetons de présence comme détaillé en page 28.
- Depuis le 18 février 2005, Jacques Gounon perçoit une rémunération de 225 000 € par an versée pour moitié par ESGIE pour ses fonctions de mandataire social et pour moitié (£80 357) par ESL pour ses fonctions de Président. Il bénéficie d'une voiture de fonction et pourrait bénéficier d'une assurance maladie privée, d'une assurance vie et de cotisations à un plan de retraite personnel. Il ne bénéficie d'aucun autre avantage.

Du 1er janvier 2004 au 7 avril 2004, les conditions de rémunération du Président du Conseil Commun et du Directeur Général du Groupe étaient les suivantes :

- Charles Mackay avait un contrat avec ESL en date du 18 juin 2001 résilié le 7 avril 2004. Son salaire annuel en 2004 était de 190 000 £ et il a bénéficié de paiements à un plan de retraite personnel. Charles Mackay ne participait ni aux plans de bonus ni aux plans d'options de souscription et ne bénéficiait d'aucun autre avantage.
- Richard Shirrefs avait un contrat avec ESL en date du 1er janvier 2002, résilié le 7 avril 2004. Son salaire annuel en 2004 était de 310 000 £. Il bénéficiait également d'une voiture de fonction, d'une assurance maladie privée et d'une assurance vie, et de cotisations à un plan de retraite personnel. Il ne bénéficiait d'aucun autre avantage.

Rémunérations versées à d'anciens dirigeants

Monsieur GC Chazot, ancien Directeur Général du Groupe, a reçu 3 750 £ en sa qualité de Président d'Eurotunnel Developments Ltd en 2004, fonction à laquelle il a été nommé le 1er avril 2002 et qui a pris fin le 31 mars 2004.

Les administrateurs non dirigeants

Le montant maximum des jetons de présence autorisé par les Assemblées Générales d'ESA et EPLC a été fixé en 1999 à 1,5 million de francs (228 674 €) et 300 000 £ respectivement. Les jetons de présence sont déterminés par le Conseil Commun.
Jusqu'au 7 avril 2004, les jetons de présence ont été versés aux administrateurs non dirigeants pour partie pour leur appartenance au Conseil (10 000 £ ou 14 300 €) et pour partie en fonction de leur présence effective aux réunions du Conseil Commun ou des comités (1 000 £ ou 1 430 € par séance). Une rémunération supplémentaire était versée le cas échéant pour la présidence des différents comités (4 000 £ ou 5 720 €).

Après le 7 avril 2004, le Conseil Commun a pris la décision de réduire de moitié le montant des jetons de présence. De ce fait, 5 000 £ ou 7 150 € sont versés pour l'appartenance au Conseil et 715 € ou 500 £ pour la présence effective aux réunions du Conseil ou des comités. Le président d'un comité bénéficie d'une rémunération supplémentaire de 2 000 £ ou 2 860 €. A sa demande, Pierre Cardo, député et administrateur non dirigeant du 7 avril 2004 au 29 novembre 2004, n'a pas reçu de jetons de présence.

Les administrateurs non dirigeants ne participent pas au plan d'attribution de bonus, ni aux plans d'options de souscription d'actions. Leur rémunération n'est pas soumise à des cotisations de retraite.

Informations sur les rémunérations des administrateurs
Les informations détaillées relatives à la rémunération de tous les administrateurs au cours de l'exercice 2004 figurent en page 28. Tous les administrateurs sont administrateurs d'EPLC et administrateurs d'ESA. L'information fournie regroupe l'ensemble de toutes ces rémunérations.

Unités et options détenues par les administrateurs

Les administrateurs suivants possédaient directement, à la fin de l'exercice, des actions et des options du Groupe, toutes à titre personnel tel qu'indiqué en dessous.

	2004		2003	
	Unités	Options	Unités	Options
Administrateurs jusqu'au 7 avril 2004				
R. Chapman	n/a	n/a	20 000	–
M. Combes	n/a	n/a	1 400	–
V. Cox	n/a	n/a	10 000	–
Y. Déjou	n/a	n/a	10 681	–
K. Edelman	n/a	n/a	10 000	–
C. Green	n/a	n/a	17 387	–
F. Jaclot	n/a	n/a	10 256	–
P. Lagayette	n/a	n/a	11 366	–
C. Mackay	n/a	n/a	229 086	–
C. Petruccelli	n/a	n/a	19 152	–
R. Shirrefs	n/a	n/a	295 331	2 973 320

Administrateurs à partir du 7 avril 2004				
ADACTE	100	–	n/a	n/a
J. Gounon	170	–	n/a	n/a
H. Huas	80 000	–	n/a	n/a
J. Maillot	100	–	n/a	n/a
J.L. Raymond	1 000	–	n/a	n/a
R. Rochefort	44 500	–	n/a	n/a

Cours de l'Unité Eurotunnel



140
120
100
80
60
40
20
0
SBF 120
Eurotunnel
Paris
2000
2001
2002
2003
2004
Indice 100 au 1 janvier 2000

Le cours de bourse en 2004	
Le plus haut	0,69 € ou 48,5 pence
Le plus bas	0,20 € ou 13,8 pence
Au 31 décembre 2004	0,25 € ou 17,0 pence

Rémunération des administrateurs

	2004						2003
	Rémunération des mandataires sociaux	Jetons de présence	Avantages en nature	Bonus	Indemnités de départ	Total rémunération hors cotisation retraites*	Total rémunération hors cotisations retraites*
Administrateurs jusqu'au 7 avril 2004							
Montants bruts **en euros**							
Administrateurs non dirigeants							
M. Combes	–	3 839	–	–	–	3 839	28 508
Y. Déjou	–	12 391	–	–	–	12 391	34 210
F. Jaclot	–	12 391	–	–	–	12 391	35 635
P. Lagayette	–	10 966	–	–	–	10 966	35 635
C. Petruccelli	–	9 540	–	–	–	9 540	31 359
Baron de Wouters	–	–	–	–	–	–	17 434
Total en **euros**	–	49 127	–	–	–	49 127	182 781
Montants bruts **en livres**							
Administrateurs dirigeants							
R. Shirrefs	125 112	–	4 209	–	308 000	437 321	381 901
Administrateurs non dirigeants							
R. Chapman	–	7 693	–	–	–	7 693	27 000
V. Cox	–	8 693	–	–	–	8 693	25 000
K. Edelman	–	5 693	–	–	–	5 693	28 000
C. Green	–	8 693	–	–	–	8 693	27 000
C. Mackay	55 944	–	–	–	–	55 944	190 000
Lord Tugendhat	–	–	–	–	–	–	8 737
Total en **livres**	181 056	30 772	4 209	–	308 000	524 037	687 638
Sous-total combiné en euros	**265 428**	**94 239**	**6 170**	**–**	**451 528**	**817 365**	**1 169 542**
Administrateurs à partir du 7 avril 2004							
Montants bruts **en euros**							
Administrateurs dirigeants							
J.L. Raymond	150 000	–	1 150	–	–	151 150	–
Administrateurs non dirigeants							
ADACTE	–	15 236	–	–	–	15 236	–
P. Cardo	–	0	–	–	–	0	–
J. Gounon	–	0	–	–	–	0	–
J. Maillot	–	15 886	–	–	–	15 886	–
R. Rochefort	–	15 886	–	–	–	15 886	–
Total en **euros**	150 000	47 008	1 150	–	–	198 158	–
Montants bruts **en livres**							
Administrateurs dirigeants							
H. Huas	95 265	–	827	–	–	96 092	–
Total en **livres**	95 265	–	827	–	–	96 092	–
Sous-total combiné en euros	**289 658**	**47 008**	**2 362**	**–**	**–**	**339 030**	**–**
Total combiné en euros	**555 087**	**141 247**	**8 533**	**–**	**451 528**	**1 156 395**	**1 169 542**

* En 2004 ont été versées des contributions de 39 937 £ (2003 : 109 435 £) au titre des plans de retraite pour le compte de R. Shirrefs, dont 22 903 £ au fonds de retraite des cadres dirigeants et 17 034 £ au plan de retraite additionnel. Un montant de 124 400 £ a été versé pour le compte de R. Shirrefs au titre de la rupture prématurée de son contrat (62 000 £ au fonds de retraite des cadres dirigeants et 62 400 £ au plan de retraite additionnel). En 2004 a été versée une contribution de 10 306 £ (2003 : 35 000 £) pour le compte de C. Mackay au titre de son plan de retraite. En 2004 a été versé une contribution de 9 588 £ pour le compte de H. Huas au fonds de retraite. Aucune contribution n'a été versée pour le compte des autres administrateurs.

Contents

This report should be read in conjunction with the enclosed Summary Annual Report which constitutes the Group's Operating and Financial Review.

The Eurotunnel Group

Directors*

- ADACTE (Association de Défense des Actionnaires d'Eurotunnel) represented by its President Joseph Gouranton (68), member of Joint Board since 7 April 2004. Joseph Gouranton, *gérant* of HMR SARL.

- Jacques Gounon (51), member of Joint Board since 17 December 2004; Chairman of the Joint Board and Chairman, EPLC, CTG, ESA and FM since 18 February 2005.

- Hervé Huas (51), member of Joint Board since 7 April 2004; Director, EFL, ESL and ETRL; Director, Foresight Investment; *Président Directeur Général*, TravHealth SA.

- Jean-Louis Raymond (63), member of Joint Board since 7 April 2004; Chief Executive, Eurotunnel Group, EPLC and CTG; *Directeur Général* of ESA and FM; Representative of FM as President of ESGIE; Director, EFL, ESL and ETRL.

- Robert Rochefort (49), member of Eurotunnel Board since 7 April 2004; *Directeur Général*, CREDOC (Centre for research for the study and observation on living conditions); Director, Cetelem.

- Henri Rouanet (72), member of Joint Board since 4 March 2005; *Président du Conseil de Surveillance*, Sifraco.

* All the members of the Eurotunnel Board are Directors of EPLC, CTG, ESA and FM.

Secretaries

EPLC, Séverine P. Garnham.
ESA, Fabienne Lebaudy.

Registered offices

EPLC, Cheriton Parc, Cheriton High Street, Folkestone, Kent, CT19 4QS.
ESA, 19, boulevard Malesherbes, 75008 Paris.

Registrars

- EPLC: Computershare Investor Services plc, PO Box 82, The Pavilions, Bridgwater Road, Bristol, BS99 7NH.
- ESA: Crédit Agricole Investor Services Corporate Trust SA, 92862 Issy les Moulineaux cedex 9.

Auditors and Commissaires aux Comptes

- EPLC: KPMG Audit Plc, 8 Salisbury Square, London, EC4Y 8BB.
- ESA: KPMG Audit, Département de KPMG SA, 1 cours Valmy, 92923 Paris-La Défense 7 and Mazars & Guérard, Le Vinci, 4 allée de L'Arche, 92075 La Défense Cedex.

Abbreviations and definitions

The following abbreviations and definitions are used for convenience throughout this document:

- "The Eurotunnel Group"/"Eurotunnel"/"the Group" - Eurotunnel plc, Eurotunnel SA and their subsidiaries.
- "EPLC Group" – Eurotunnel plc and its subsidiaries.
- "EPLC" – Eurotunnel plc.
- "CTG" – The Channel Tunnel Group Limited, the UK Concessionaire.
- "ESL" – Eurotunnel Services Limited.
- "EFL" – Eurotunnel Finance Limited.
- "EDL" – Eurotunnel Developments Limited.
- "ETRL" – Eurotunnel Trustees Limited.
- "LSH" – Le Shuttle Holidays Limited.
- "OPL" – Orbital Park Limited.
- "GICL" – Gamond Insurance Company Limited.
- "CRL"– Cheriton Resources Limited companies.
- "CLL"– Cheriton Leasing Limited.
- "ESA Group" – Eurotunnel SA and its subsidiaries.
- "ESA" – Eurotunnel SA.
- "FM" – France Manche SA, the French Concessionaire.
- "ESGIE" – Eurotunnel Services GIE.
- "PMSI" - Port Maritime Security International Limited.
- "Project" – The Fixed Link as defined in the Treaty and the Concession Agreement.
- "Partnership" – The partnership between FM and CTG, where the partners have equal holdings.

Exchange rates

References in this document to "£" are to pounds sterling, references to "€" are to euros and references to "FRF" are to French francs. The exchange rates used in the preparation of the accounts are explained in the notes thereto.

Accounts presentation

In order to comply with the regulations in the United Kingdom and in France, and in order to present clearly the necessary information, the following financial statements are presented in this volume:

- The Combined Accounts of the Eurotunnel Group in English and French,
- The ESA Statutory accounts in French,
- The consolidated accounts of the EPLC Group in English.

The Eurotunnel Group Combined Accounts for the year ended 31 December 2004

Report of the Auditors and Commissaires aux Comptes

We have carried out the duties entrusted to us*, by auditing the Eurotunnel Group Combined Accounts, prepared in pounds sterling, for the year ended 31 December 2004 on pages 32 to 48.
The Joint Board of the Eurotunnel Group is responsible for the preparation of the financial statements. It is our responsibility to form an independent opinion based on our audit of those financial statements.

1 Opinion on the Combined Accounts

We have audited the Combined Accounts, in accordance with Auditing Standards generally accepted in France and in the UK**; those standards require that we perform the audit to obtain reasonable assurance that the Combined Accounts are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts in the accounts. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements.
In our opinion, the Combined Accounts give a true and fair view of the state of affairs of the Eurotunnel Group at 31 December 2004 and of its loss for the year then ended in accordance with French accounting principles and regulations.
Without qualifying our opinion, we draw your attention to the existence of two significant uncertainties which are disclosed in Notes 1 and 2a of the financial statements on important events and the basis of preparation of the Combined Accounts. These two notes highlight that, based on the projections prepared in the light of the 2004 results and the current outlook, the Group is confronted by:

- A first uncertainty, relating to going concern, which is dependent upon the Group's ability to put in place a refinancing plan or, if not, to obtain an agreement from the Lenders within the existing Credit Agreements in the second half of 2006 at the latest.
- A second uncertainty, which is in part linked to the first, relating to the valuation of the Group's fixed assets, which in accordance with accounting principles must be calculated using financial projections for the remainder of the Concession. These projections, which have been prepared in the context of the going concern uncertainty, assume the continuation of existing operational and financial contracts and a level of debt £1.3 billion lower than the current level of debt.

The Group has recorded an impairment of its fixed assets of £395 million using an implicit discount rate of 7.2%. In this respect and in the context of the increasing uncertainties, the Group has used values in the upper ranges for the market risk premium and the asset "beta" ratios. All things being equal, other possible levels of debt would not lead to an implicit discount rate greater than 7.7% and relatively small changes in the assumptions used would lead to material changes in the value in use of the assets. As an illustration, an increase of 0.1% in the implicit discount rate corresponds to a reduction in the value in use of the assets of approximately £150 million.
It is our duty to draw your attention to the fact that these financial projections over the reminder of the Concession are, by their very nature, uncertain.

2 Basis of our opinion

In applying the provisions in Article L.225-235 of the French Commercial Code, which sets the requirements for the basis of our opinion, we would like to bring the following matters to your attention:
Based on our work and the information that we have received to date, and in the context of our examination of the accounting rules and principles followed by the Group, we have checked that the notes to the financial statements provide appropriate information on the Group's situation in relation to the uncertainties set out above, being going concern and valuation of assets.
These observations also apply to our audit of the Combined Accounts as a whole, and therefore form part of our opinion in the first part of this report.

3 Specific verification

We have reviewed the information related to the Group presented in the Summary Annual Report in accordance with Auditing Standards generally accepted in France and in the UK. Regarding the fairness and consistency of this information with the Combined Accounts, we make the same comments as the ones made above.

Signed in Paris on 26 April 2005

KPMG Audit Plc Chartered Accountants	KPMG Audit, Département de KPMG SA	Mazars et Guérard

Auditors and "Commissaires aux Comptes"

* In the case of EPLC, following the appointment by the Secretary of State for Trade and Industry on 21 June 2004. In the case of ESA, following a decision made by the Paris Commercial Court on 16 April 2004, appointing KPMG Audit SA and Mazars and Guérard as commisaires aux comptes.

**Except that since these accounts constitute the consolidated accounts under French law, the audit report has been prepared in accordance with French Standards.

Combined Balance Sheet
at 31 December 2004

£'000	Notes	31 December 2004	31 December 2003
Assets			
Tangible fixed assets			
Concession fixed assets		6,933,599	7,424,826
Other fixed assets		–	2,032
Total tangible fixed assets	6	6,933,599	7,426,858
Financial fixed assets			
Shares		2,224	1,165
Others		16,686	16,040
Total fixed assets		6,952,509	7,444,063
Stocks	7	7,185	8,830
Trade debtors	8	41,014	46,062
Other debtors		26,246	14,258
Other financial debtors	9	167,437	541,666
Investments and liquid funds	10, 21 d	181,224	212,206
Total current assets		423,106	823,022
Prepaid expenses		36,545	52,592
Total assets		***7,412,160***	***8,319,677***

Shareholders' funds and liabilities			
Issued share capital	11	285,400	285,398
Share premium account	11	2,368,389	2,368,387
Other reserve	12	3,483	3,483
Profit and loss account reserve	12	(1,635,097)	(300,872)
Loss for the year	2 d, 12	(569,733)	(1,334,225)
Exchange adjustment reserve	2 d, 12	75,799	77,016
Total shareholders' funds		528,241	1,099,187
Provisions	13	144,752	99,508
Loan notes	14	1,035,464	950,646
Loans	14	5,220,057	5,289,297
Accrued interest	14	98,094	124,922
Other financial creditors	9	167,437	541,666
Other creditors	15	204,404	191,767
Total creditors		6,725,456	7,098,298
Deferred income		13,711	22,684
Total shareholders' funds and liabilities		**7,412,160**	**8,319,677**

The Notes on pages 35 to 48 form part of these Combined Accounts.

Combined Profit and Loss Account for the year ended 31 December 2004

£'000	Notes	Year ended 31 December 2004	Year ended 31 December 2003
Turnover			
Operating revenue	3 a	538,123	566,376
Other income	3 b	17,050	17,568
Total turnover		555,173	583,944
Operating expenditure			
Materials and services (net)		157,394	162,329
Staff costs	4, 5	103,678	104,720
Depreciation	6	100,258	124,173
Provisions		22,003	21,616
Other operating charges		550	1,322
Total operating expenditure		383,883	414,160
Operating profit		**171,290**	**169,784**
Financial income			
Interest receivable and similar income	9	31,641	41,327
Profit on disposal of investments		286	408
Exchange differences	16	1,037	1,270
Total financial income		32,964	43,005
Financial charges			
Interest payable and similar charges	9, 14	330,087	359,490
Exchange differences	16	1,071	2,653
Total financial charges		331,158	362,143
Financial result		**(298,194)**	**(319,138)**
Exceptional result*	1, 17	**(442,806)**	**(1,184,847)**
Taxation	18	**23**	**24**
Result			
Loss for the year	12	**(569,733)**	**(1,334,225)**
Loss per Unit	22	**(22.4)p**	**(56.5)p**
Fully diluted loss per Unit**	22	**(19.1)p**	**(53.3)p**

* Including an exceptional impairment of tangible fixed assets of £395 million (2003: £1,300 million).
** Assuming conversion of Stabilisation Advances and Notes into Units and the exercise of share options, and excluding consequences of future refinancing (see Note 1).

The Notes on pages 35 to 48 form part of these Combined Accounts.

Combined Cash Flow Statement
for the year ended 31 December 2004

£'000	Notes	Year ended 31 December 2004	Year ended 31 December 2003
Net cash inflow from operating activities	21 a	283,312	314,304
Taxation		(24)	(24)
Returns on investments and servicing of finance	21 b	(281,241)	(277,878)
Capital expenditure	21 b	(18,934)	(24,717)
Other non-operating cash flows		(13,835)	20,391
Cash (outflow)/inflow before financing		(30,722)	32,076
Financing	21 b	(724)	(68,100)
Decrease in cash in the period	21 c	**(31,446)**	**(36,024)**

The Notes on pages 35 to 48 form part of these Combined Accounts.

Notes

1 Group activities and important events

EPLC, ESA and their subsidiaries collectively make up the Eurotunnel Group. Between them, the Eurotunnel Group companies have as their objects the design, financing, construction and operation of the Fixed Link (the Project), under the terms of the Concession.

Important events

Operational restructuring – project DARE

In June 2004, Eurotunnel commenced an in-depth review of the financial and operational aspects of each of the Group's activities. Project DARE will contribute to the recovery of the company. A key element of this project is to increase margins from the core shuttle businesses by better aligning capacity to demand. The reduction in surplus capacity, additional reductions in administrative costs and a complete review of subcontractor and supplier contracts, will give rise to cost savings. The implementation of project DARE commenced in November 2004; the full benefit of this plan is anticipated to impact from 2006. A provision of £36 million has been made in the 2004 accounts for the consequences of this on staffing levels and for the early termination of certain subcontracts.

Forecast cash position

The financial consequences of the forecasts prepared in the light of the 2004 results and the current outlook for the Group, taking into account the consequences of project DARE, are as follows:

- During 2005 the cash flow position remains protected by the mechanism by which interest that cannot be paid in cash can be settled by way of Stabilisation Advances up to a limit of £60 million. Taking into account the risks, especially those associated with the implementation of DARE, either financial or operational, the cash flow position remains subject to certain uncertainties. On the basis of the latest operating forecasts available at the date of the accounts, the amount of un-used Stabilisation Advances should allow sufficient cash up until the end of 2005, on which date the level of available cash is projected to be equal to the Permitted Float of £25 million (this is the maximum amount of cash that may be held by the Group as defined in the Credit Agreements).
- In 2006 the Group will no longer benefit from the Stabilisation Advances, rendering the cash flow position more vulnerable particularly at the end of January and July 2006 because of the interest payments due under the current Credit Agreements.
- From the first half of 2007 Eurotunnel will not be able to meet its contractual debt repayments.
- The cash flow forecasts are based on assumptions that the Group considers to be both reasonable and realistic. The forecasts assume the conversion of the Stabilisation Advances and Notes into Units by 1 January 2006. In the absence of this conversion and on the basis of current interest rates and the Stabilisation Advances and Notes as at 31 December 2004, an additional financial charge of approximately £27 million a year would be payable by the Group. Furthermore, significant disruptions to the operations of the Group or events that are unforeseeable or unquantifiable at the date of the accounts in conjunction with, amongst other issues, the Railways dispute, could accelerate the date at which the Group would be unable to meet its financial obligations.

Financial restructuring

Eurotunnel has obtained a waiver from the Lenders which is valid up to 31 January 2006 and which defines the conditions under which the Group can start debt restructuring negotiations with its creditors. In particular, the waiver requires a proposal of a restructuring plan by no later than 15 July 2005, as well as the establishment of a structured means of communication between Eurotunnel and its creditors. The waiver can be terminated at any time should either party not meet its respective responsibilities.

In order to convert the Stabilisation Advances and Notes into Units in accordance with the provisions of the 1998 restructuring, Eurotunnel will have to propose that its shareholders vote on the conversion at an extraordinary general meeting to be held before the end of 2005. The conditions and consequences of the conversion are described in notes 11c and 14c.

Finally, in the context of the proposed financial restructuring, Eurotunnel could look into, amongst other options and within the terms and conditions of the existing Credit Agreements, the putting into place of an additional line of credit up to a maximum of £50 million. Initial enquiries have confirmed the feasibility of putting this into place should the necessity arise.

Going concern

The going concern basis is dependent on the Group's ability to put in place a refinancing plan or, if not, to obtain an agreement from the Lenders within the existing arrangements in the second half of 2006 at the latest.

The Group believes that the measures described above, which are intended to provide a satisfactory solution to the financing requirements of the Group, can be put in place before the date at which the Group will be unable to meet its financial obligations. The application of the going concern assumption in the 31 December 2004 annual accounts has been based on the assumptions described above.

Impairment

The valuation of the Group's assets has been carried out in accordance with IAS36, which compares the net book value of the assets to the value of the discounted forecast future operating cash flows, and by using the Adjusted Present Value (APV) methodology. The application of this standard at 31 December 2003 gave rise to a value in use £1.3 billion lower than the net book value of the assets, and led to an impairment charge for this amount in the 2003 accounts.

At 31 December 2004, Eurotunnel updated its impairment calculation, using an implicit discount rate of 7.2% (2003: 7%), which led to an additional impairment charge of £395 million. Taking into account the increasing uncertainties that the Group is facing, Eurotunnel considered it appropriate at this date to use values in the upper ranges for the market risk premium and the asset "beta" ratios.

The implicit discount rate was determined in accordance with the standard on the basis of the Group constituting a single income generating unit and using the APV methodology. This methodology requires assumptions to be made for both the forecast cash flows and the future level of the Group's debt over the life of the

Concession, as well as for the market interest rate.
The value in use was calculated in the context of the going concern uncertainty and on the basis of operating cash flows which assume no changes to existing operational and financing contracts. In addition, and only for the purposes of this valuation, the Group has assumed, as in the previous year, an interest saving based on a level of debt £1.3 billion lower than the current level of debt.
Within the assumption of no changes to existing contracts, all other things being equal, other foreseeable levels of debt would not lead to an implicit discount rate of greater than 7.7%. Relatively small changes in the assumptions used would lead to material changes in the value in use. By way of example, a variation of 0.10% in the implicit discount rate would correspond to a change in the value in use of the fixed assets of approximately £150 million.

Railways dispute

Under the Railways Usage Contract dated 29 July 1987 (the "RUC") between the Railways and Eurotunnel, the Railways are required to bear a proportion of the operating costs of Eurotunnel in each year. The Railways commenced arbitration proceedings under the auspices of the International Chamber of Commerce in respect of the amount of their contribution, firstly for financial years ended 31 December 1997 and 1998, and secondly for financial years ended 31 December 1999 to 31 December 2002. The total amount claimed by the Railways is estimated to be a maximum of £100 million.
The Arbitration Tribunal, in an award made on 30 January 2003, rejected the Railways' claim for 1997 and 1998 on the basis that it was time barred. The Tribunal's decision is final. The Arbitration Tribunal will decide on the admissibility and validity of the claim for 1999 to 2002 in a separate phase of proceedings; its decision is expected to follow in 2005.
Eurotunnel remains confident in the outcome of these proceedings and has therefore not changed its position from previous years; consequently a provision has not been made in these accounts or in the Group's financial projections.

The other main events arising during 2004 and in the early part of 2005 are described in the operating and financial review in the Summary Annual Report.

Results

The loss for the year amounted to £570 million.
The exceptional loss in 2004 amounts to £443 million and is described in Note 17.

2 Basis of preparation and accounting policies

Basis of preparation

a. The Combined Accounts consist of the combination of the accounts of the EPLC Group* and of ESA and its subsidiaries as set out in the table on page 37. These Combined Accounts have been prepared on the going concern basis, under the historical cost convention and in accordance with French Generally Accepted Accounting Principles ("GAAP") and the accounting policies described below. The Combined Accounts constitute the ESA Group Consolidated Accounts according to French law.
As indicated in Note 1, the going concern basis is dependent on the Group's ability to put in place a refinancing plan or if not to obtain an agreement from the Lenders within the existing arrangements in the second half of 2006 at the latest.
If such plans were not successful and the Group's ability to trade as a going concern was not assured, certain adjustments would need to be made to the accounts. Those adjustments would relate to the impairment of assets to their net realisable value and the recognition of contingent liabilities. Such amounts cannot be measured at present.
Within the French and British legal frameworks, the Lenders may seek to exercise the right to substitution included in the Concession Agreement and the securities over assets set out in the Credit Agreements.

* Note 23 sets out the material adjustments in the measurement of results and shareholders' funds which would be required in order for the accounts to comply with UK GAAP.

For the purposes of consolidation, the Eurotunnel Group comprises the following holding companies and their interests:

	Class of share	Country of registration or incorporation	Eurotunnel PLC Holding company	Eurotunnel PLC Subsidiaries	Eurotunnel SA Holding company	Eurotunnel SA Subsidiaries	TOTAL
The Channel Tunnel Group Limited	Ordinary	England	100				100
Eurotunnel Finance Limited	Ordinary	England	79			21	100
Eurotunnel Developments Limited	Ordinary	England	100				100
Eurotunnel Services Limited	Ordinary	England		75		25	100
Eurotunnel Trustees Limited	Ordinary	England		100			100
Le Shuttle Holidays Limited	Ordinary	England		100			100
Orbital Park Limited	Ordinary	England		100			100
Port Maritime Security International Limited	Ordinary	England	100				100
Gamond Insurance Company Limited	Ordinary	Guernsey		100			100
Cheriton Resources 1 Limited	Ordinary	England	100				100
Cheriton Resources 2 Limited	Ordinary	England	100				100
Cheriton Resources 3 Limited	Ordinary	England	100				100
Cheriton Resources 5 Limited	Ordinary	England	100				100
Cheriton Resources 6 Limited	Ordinary	England	100				100
Cheriton Resources 7 Limited	Ordinary	England	100				100
Cheriton Resources 8 Limited	Ordinary	England	100				100
Cheriton Resources 9 Limited	Ordinary	England	100				100
Cheriton Resources 10 Limited	Ordinary	England		100			100
Cheriton Resources 11 Limited	Ordinary	England		100			100
Cheriton Resources 12 Limited	Ordinary	England		100			100
Cheriton Resources 13 Limited	Ordinary	England		100			100
Cheriton Resources 14 Limited	Ordinary	England		100			100
Cheriton Resources 15 Limited	Ordinary	England		100			100
Cheriton Resources 16 Limited	Ordinary	England		100			100
Cheriton Resources 20 Limited	Ordinary	England	100				100
Cheriton Leasing Limited	Ordinary	England	100				100
Eurotunnel Services GIE	–	France	20	27.9	30	22.1	100
France Manche SA	Ordinary	France			99.9		99.9

b. The accounts of all the Eurotunnel Group companies are prepared as at 31 December. Companies acquired or formed during the year are consolidated as from their date of acquisition or formation. Four subsidiaries of ESA were not consolidated as they remained dormant or were not material in 2004. These companies had no off balance sheet liabilities.

c. Transactions between the members of the Eurotunnel Group have been eliminated.

d. The accounts of the ESA Group have been converted into £ as follows:

- share capital, share premium account, retained reserves brought forward, Concession fixed assets and depreciation at historical rates;
- other assets and liabilities at the rate ruling at the balance sheet date; and
- profit and loss account items, with the exception of depreciation, at an average rate for the year.

Exchange differences arising from the application of the above are included in the exchange adjustment reserve in the balance sheet.

The closing and average €/£ exchange rates used to prepare the Combined Accounts are as follows:

	2004	2003
Closing rate	1.418	1.419
Average rate	1.466	1.435

Accounting policies

e. Cost sharing

The Concession requires that the Eurotunnel Group shall share equally the cost price of the Project and all revenues and costs relating to the operation of the Fixed Link between the UK and French companies.

– Concession fixed assets: all costs and revenues arising either directly or indirectly from the design, financing and construction of the Project are capitalised and shared between CTG and FM, and shown as fixed assets. Adjustments are made within fixed assets to equalise the cost between the Concessionaires.

– Operating revenues and costs: all revenues and costs arising from the operation of the Concession are accounted for in the profit and loss account of the Partnership and shared equally between the Concessionaires. Revenues and costs arising in Eurotunnel Group companies which do not relate to the operation of the Concession are not subject to these sharing arrangements.

f. Equity issue costs

Equity issue costs arising from the increase in share capital have been deducted from the share premium account, with the exception of those which occured during the construction phase, which were capitalised in accordance with the principles set out above.

g. Fixed assets and depreciation

The Group applies the methodology of IAS36 which is equivalent to UK Accounting Standard FRS11 (applied in the EPLC accounts), which requires the net book value of assets to be compared to discounted future operating cash flows.
Tangible assets are depreciated on a systematic basis in order to write down the costs of assets over their expected useful lives as follows:

Tunnels	Life of Concession
Terminals and related land	10 years – life of Concession
Fixed equipment and machinery	5 years – life of Concession
Rolling stock	5–60 years
Freehold land	not depreciated
Office equipment	3–10 years

The expected useful lives of the assets are kept under review and revised when necessary, according to experience. During 2004 the expected useful lives of certain items of rolling stock were revised from 40 years to between 30 to 60 years.
Concession fixed assets depreciated over the life of the Concession are depreciated using a unit of throughput method based on revenue. The annual depreciation is calculated on the net book value and is a function of the proportion of the actual revenue for the year to the total estimated revenue from the commencement of the year to the end of the Concession, adjusted for inflation.
All other depreciation is calculated on a straight line basis.
The initial purchase cost of certain fixed assets (for example track), which require regular renewal during the course of the Concession, is depreciated using the method applied to non renewable Concession fixed assets. Renewal expenditure on these assets is charged to the profit and loss account as incurred.
As all fixed assets will be written down to £nil at the end of the Concession, depreciation of the final renewal cost of renewable assets will be based on the residual duration of the Concession.

h. Provisions

– Provision for renewal of fixed assets

Provisions for renewals are based upon the present value of the difference between the purchase or production cost and the estimated cost of the assets at the time of their renewal.

– Provision for large scale maintenance

The provision for large scale maintenance, which covers the major expected maintenance costs other than regular maintenance and repairs expenditure, is based upon a specific maintenance programme by asset categories.

– Provision for retirement indemnities

The Group provides for retirement indemnities for employees in accordance with its contractual obligations.

– Provision for restructuring and similar costs

The Group provides for costs of restructuring, when detailed restructuring plans are approved, the features of the plans have been announced and implementation has commenced.

i. Investments and liquid funds

Investments are stated at the lower of cost and market value. Investments and liquid funds are presented inclusive of interest receivable thereon.

j. Foreign exchange

Transactions in foreign currencies are converted into the reporting currency of each individual company at the rate of exchange ruling at the date of the transaction. Assets and liabilities denominated in foreign currencies other than those mentioned in note 2d and 2k are translated at the rate ruling at the balance sheet date. Exchange differences are dealt with in the profit and loss account.

k. Financial instruments – hedging of interest rate and currency risks

The income and costs relating to interest rate swap and interest rate option transactions are recorded in the profit and loss account at their net cost on a time-apportioned basis over the period of the hedging contract.
Balances denominated in foreign currencies are not revalued insofar as matching currency options, swaps or forward foreign exchange contracts have been secured in equivalent currencies.
The premiums relating to these contracts are taken to the profit and loss account on a time apportioned basis over the term of the hedging contract. The accrued income and costs (interest and exchange differences) are apportioned to the profit and loss account on a time basis.

l. Stocks

In respect of properties, cost comprises the purchase price of property, development costs, and, where appropriate, a proportion of associated overheads and attributable financing costs during the development period.
Stocks are stated at the lower of cost and net realisable value and include non repairable spares.
Repairable spare parts are included in the fixed asset category to which they relate.
Slow moving stock items are subject to a provision for obsolescence.

m. Trade debtors

Trade debtors are stated net of a provision for bad and doubtful debts, which is based on an estimate of their non-recoverability.

n. Pension costs

The Group (EPLC) operates two pension schemes in the UK providing defined benefits based on final pensionable pay. The assets of the schemes are held separately from those of the Group. Contributions to the schemes are charged to the profit and loss account so as to spread the cost of pensions over the employees' working lives with the Group.

3 Turnover

a. Operating revenue

Operating revenue comprises the value of sales of services and goods receivable in the normal course of business (excluding VAT). Revenue relating to travel services is recognised on the date of travel.

The Eurotunnel Group operates within one class of business, that is the provision of transportation services between the UK and France and activities ancillary thereto, including development activities.

Operating revenue may be analysed by source as follows:

£'000	2004	2003
Shuttle services	285,193	309,390
Railways	233,909	232,048
Non-transport activities*	19,021	24,938
	538,123	**566,376**

All income is derived from the operation of the Channel Tunnel and therefore both originates in and is destined for either the UK or France.

* "Non-transport activities" includes income from development activities.

b. Other income

Other income includes, in particular, the release of provisions for large scale maintenance.

In accordance with French GAAP, when a provision is utilised the expenditure is recorded under the usual caption in the profit and loss account (e.g. "Material and services") and the provision is released to the profit and loss account under "Other income".

4 Staff numbers and costs

	2004	2003
The average number of persons (including executive directors) employed by the Eurotunnel Group was	3,263	3,366

£'000	2004	2003
Total staff costs (including employment costs and directors' remuneration)	103,774	104,963

Directors' fees are included in "Other operating charges" in the profit and loss account.

5 Directors' remuneration

The total directors' remuneration for all directors who served during 2004 was £788,808 (2003: £815,012) before pension contributions. Full details of directors' remuneration are included within the Report of the Board on Directors' Remuneration on pages 53 to 56.

6 Tangible fixed assets and depreciation

	Concession assets							
£'000	Assets in course of construction	Tunnels	Terminals and related land	Fixed equipment and machinery	Rolling stock	Office equipment	Other fixed assets	Total
Cost								
At 1 January 2004	20,051	4,494,966	1,436,763	2,425,720	1,400,431	71,418	3,371	**9,852,720**
Additions	5,248	–	1,857	2,355	4,304	3,655	–	**17,419**
Exchange adjustments	–	–	–	–	–	–	–	–
Transfers	(5,217)	–	14,589	(32,582)	24,739	(1,529)	–	–
Disposals	–	–	(20,400)	(11,889)	(181)	(609)	(3,367)	**(36,446)**
At 31 December 2004	20,082	4,494,966	1,432,809	2,383,604	1,429,293	72,935	4	**9,833,693**
Depreciation								
At 1 January 2004	–	757,414	305,525	839,229	472,002	50,353	1,339	**2,425,862**
Charged in the year	–	11,116	11,353	43,751	29,258	4,753	137	**100,368**
Exceptional impairment	–	201,964	60,553	82,990	49,493	–	–	**395,000**
Exchange adjustments	–	–	–	–	–	–	–	–
Transfers	–	–	5,788	(19,142)	14,581	(1,227)	–	–
Released on disposals	–	–	(7,536)	(11,334)	(191)	(603)	(1,472)	**(21,136)**
At 31 December 2004	–	970,494	375,683	935,494	565,143	53,276	4	**2,900,094**
Net book value								
At 1 January 2004	20,051	3,737,552	1,131,238	1,586,491	928,429	21,065	2,032	**7,426,858**
At 31 December 2004	**20,082**	**3,524,472**	**1,057,126**	**1,448,110**	**864,150**	**19,659**	**–**	**6,933,599**

In France all immovable assets within the Concession area are the property of the French State and will revert to it on the expiry of the Concession period. In the UK, the Government has required CTG to transfer to it the title to freehold land and property acquired for the purpose of construction and operation of the Project and in exchange has granted leases for the duration of the Concession. On the expiry of the Concession, the interest of the Concessionaires in all movable property and intellectual property rights necessary for the operation of the Concession will become, without payment, the joint property of the two States.

The expected useful lives of rolling stock assets were revised during 2004, which had the effect of reducing the depreciation charge in the year by £1.7 million.

Depreciation of £100.4 million (2003: £125.4 million) charged in the year includes £100.3 million (2003: £124.2 million) charged to operating profit and write-offs of £0.1 million (2003: £1.2 million) charged to the exceptional result.

An exceptional impairment of £395 million was charged in 2004 (2003: £1,300 million). (See Note 1).

7 Stocks

£'000	31 December 2004	31 December 2003
Spare parts*	5,026	5,129
Development land work in progress	2,159	3,701
	7,185	**8,830**

* Net of a provision for obsolescence of £1.7 million (2003: £1.7 million).

8 Trade debtors

Trade debtors of £41 million (2003: £46 million) are due within one year and are stated net of bad debt provisions of £3 million (2003: £4 million).

9 Other financial debtors and creditors

The Eurotunnel Group includes leasing companies in the UK, which had debt outstanding of £167 million at 31 December 2004 (2003: £542 million).

This debt is fully secured on an equivalent amount of lease receivables due to the companies. Through these transactions Eurotunnel has been able to obtain immediate value in cash for a proportion of its tax losses in the UK by the future surrendering of such losses by way of group relief to the leasing companies.

The significant reduction in 2004 in the other financial debtors and creditors results from lease terminations and the putting of receivables on leasing transactions completed in previous years.

During the year, the interest receivable and similar income arising in the leasing companies amounted to £27 million. This is matched by an equivalent amount in interest payable.

10 Investments and liquid funds

a. Investments

These represent short-term investments, primarily certificates of deposit and Sicav (the French equivalent of mutual funds).

£'000	31 December 2004	31 December 2003
Investments in £	101,808	110,421
Investments in €	57,762	84,889
Interest receivable	925	525
	160,495	**195,835**

b. Liquid funds

£'000	31 December 2004	31 December 2003
Cash at bank and in hand	20,729	16,371
Total investments and liquid funds	**181,224**	**212,206**

At 31 December 2004 and 2003, the market value of investments in £ and € equated to their book value.

Of the total investments and liquid funds at 31 December 2004, £103 million was restricted for payment of Junior interest.

11 Share capital and share premium account

£'000	EPLC	ESA	Total
Share capital (Units)			
At 1 January 2004:			
2,546,097,327 shares of £0.01 each	25,460	–	25,460
2,546,097,327 shares of €0.15 each	–	259,938	259,938
	25,460	259,938	285,398
Issued during the year			
16,886 shares of £0.01 each	0	–	0
16,886 shares of €0.15 each	–	2	2
	0	2	2
At 31 December 2004			
2,546,114,213 shares of £0.01 each	25,460	–	25,460
2,546,114,213 shares of €0.15 each	–	259,940	259,940
	25,460	**259,940**	**285,400**
Share premium account			
At 1 January 2004	1,232,767	1,135,620	2,368,387
Premium on shares issued in the year	2	–	2
At 31 December 2004	**1,232,769**	**1,135,620**	**2,368,389**

a. On 13 August 1986, a Corporate Structure Agreement was entered into between, among others, EPLC, ESA, CTG and FM. This provides, inter alia, for the "twinning" of the shares of EPLC and ESA whereby one share in each of these companies together constitute one "Unit". The Articles of Association of EPLC and the "statuts" of ESA restrict transfers of shares to simultaneous transfers of equal numbers of shares in each company.

b. A share option scheme was approved at the extraordinary general meeting of EPLC and ESA held on 23 May 1991 enabling eligible employees of the Eurotunnel Group, including executive directors to be granted options to subscribe for Units. These authorities expired in 1996. During 2004, no options were exercised under this scheme.
On 6 May 1999, new French and UK share option schemes were approved at the Annual General Meetings of EPLC and ESA enabling eligible employees of the Eurotunnel Group to subscribe for Units. A Save-As-You-Earn ("ShareSave") scheme reserved for UK employees was also approved. The authority to grant options under these schemes expired in 2004. The exercise price of options granted under these schemes must be not less than the higher of the market price of the Unit on the day before grant, or the average market price of the Unit over the 20 dealing days before grant. The exercise price of options granted under the ShareSave scheme must be not less than the higher of 80% of the market price of the Units on the day before grant, or 80% of the average London Stock Exchange market price of the Unit on the 20 dealing days before grant.
During the 2004 financial year, and in accordance with the above approval:

- On 27 February 2004, 436 employees were granted options over a total of 15,047,456 Units at a price of £0.35 or €0.52, exercisable between 27 February 2007 and 26 February 2014, on condition that the Eurotunnel Unit price increases by at least 4 percentage points in excess of the average of the French and UK retail price indices over a period of at least three years.
- On 27 February 2004, 264 employees opted for the right to subscribe to a total of 3,443,186 Units at a price of £0.28 each between 1 April 2009 and 30 September 2009 under the UK ShareSave scheme.

During 2004, 16,886 Units were issued upon the exercise of options following the departure of a beneficiary, in accordance with the rules of the 1999 scheme. Outstanding options give the right to 2,443 beneficiaries to subscribe for 64,185,914 Units, subject to the following terms:

Share Options

	Options outstanding at end of: **					Exercise price		
Date of grant	2004	2006	2010	2012	2014	£	€	Exercise period
11 April 1995	300,747					1.81	2.23	11.04.1999-10.04.2005
18 June 1999	5,486,704	5,486,704				0.95	1.46	18.06.2002-17.06.2009
17 September 1999*	255,171					0.73	–	01.11.2004-30.04.2005
24 November 1999	5,727,000	5,727,000				0.81	1.27	24.11.2002-23.11.2009
31 March 2000*	553,767					0.61	–	01.05.2005-31.10.2005
31 March 2000	3,339,060	3,339,060				0.76	1.24	31.03.2003-30.03.2010
16 March 2001*	471,096					0.62	–	01.05.2006-31.10.2006
16 March 2001	3,985,070	3,985,070	3,985,070			0.77	1.26	16.03.2004-15.03.2011
1er May 2002*	616,663	616,663				0.54	–	01.06.2007-30.11.2007
1er May 2002	5,075,452	5,075,452	5,075,452			0.67	1.09	01.05.2005-30.04.2012
21 March 2003*	9,516,948	9,516,948				0.21	–	01.05.2008-31.10.2008
21 March 2003	13,744,036	13,744,036	13,744,036	13,744,036		0.26	0.39	21.03.2006-20.03.2013
27 February 2004*	2,889,637	2,889,637				0.28	–	01.04.2009-30.09.2009
27 February 2004	12,224,563	12,224,563	12,224,563	12,224,563		0.35	0.52	27.02.2007-26.02.2014
Total	**64,185,914**	**62,605,133**	**35,029,121**	**25,968,599**	–			

* Granted under ShareSave scheme.
** Maximum number of options based on options in circulation at 31 December 2004.

c. Under the terms of the Credit Agreement, Eurotunnel may, subject to the approval of its shareholders, convert the Stabilisation Advances and Stabilisation Notes oustanding before the end of 2005 into Units (see Note 1). Based on the £530 million of Stabilisation Advances and Notes outstanding on 31 December 2004, such conversion would lead to the creation of 444 million new Units at a fixed conversion rate of £1.19 (at a euro/sterling exchange of €1.418). The conversion of the Stabilisation Advances and Notes would represent 15% of the total number of Units in circulation. Fully diluted share capital on this basis would be 2,990 million Units (including exercise of stock options). In the absence of conversion and on the basis of current interest rates, an additional financial charge of approximately £27 million per year would be borne by the Group from 1 January 2006.

12 Reserves

a. Movement on reserves

£'000	Other reserve*	Profit and loss account	Exchange adjustment reserve
At 1 January 2004	3,483	(1,635,097)	77,016
Loss for the year	–	(569,733)	–
Translation adjustments	–	–	(1,217)
At 31 December 2004	**3,483**	**(2,204,830)**	**75,799**

* This non distributable reserve is the consequence of the conversion of ESA's share capital into euros.

b. Analysis of the combined result for the year

£'000	
Loss attributable to the EPLC Group	(288,595)
Loss attributable to ESA	(276,380)
Loss attributable to ESA subsidiaries	(276,395)
Elimination of loss from certain entities consolidated in EPLC Group (see Note 23)	3,430
Adjustments on combination:	
– Elimination of ESA provision against carrying value of subsidiaries	276,397
– Exchange adjustments on depreciation	(8,548)
– Other intragroup adjustments	358
Combined loss for the Eurotunnel Group	**(569,733)**

13 Provisions

£'000	At 1 January 2004	Charge to profit & loss account	Provisions utilised	Exchange difference	At 31 December 2004
Large scale maintenance	62,574	15,911	(12,812)	562	66,235
Renewal of fixed assets	32,476	6,012	–	110	38,598
Others[1]	4,458	–	(881)	(26)	3,551
Sub-total	**99,508**	**21,923**	**(13,693)**	**646**	**108,384**
Exceptional provision[2]	–	35,521	–	847	36,368
Total	**99,508**	**57,444**	**(13,693)**	**1,493**	**144,752**

1 Includes a provision for French retirement indemnities of £3.3 million (2003: £3.3 million).
2 The £36 million provision was made to cover the consequences of the implementation of project DARE; the provision was accounted for in the exceptional result (see Note 17).

There were no unspent provisions released to the profit and loss account during 2004.

14 Loan notes, loans and overdrafts

a. Analysis of loan notes and bank loans

£'000	31 December 2003 as reported	31 December 2003 restated*	Deferred interest conversion	Reduction of debt	Interest**	31 December 2004
Participating Loan Notes	873,760	874,078	–	–	–	874,078
Stabilisation Notes***	76,886	76,914	84,473	(1)	–	161,386
Total Loan Notes Principal	**950,646**	**950,992**	**84,473**	**(1)**	**–**	**1,035,464**
EDL, Senior and 4th Tranche debt	373,993	374,123	–	–	–	374,123
Tier 1A Debt	740,000	740,000	–	–	–	740,000
Junior Debt	3,264,673	3,265,979	–	(1,972)	–	3,264,007
Resettable Advances	479,133	479,357	–	(6,338)	–	473,019
Interest not paid in cash						
Stabilisation Advances	352,238	352,366	–	–	16,542	368,908
Deferred Interest	79,260	79,289	(84,358)	(40)	5,109	–
Total loans	**5,289,297**	**5,291,114**	**(84,358)**	**(8,350)**	**21,651**	**5,220,057**
Sub total	**6,239,943**	**6,242,106**	**115**	**(8,351)**	**21,651**	**6,255,521**
Accrued interest						
Loan Notes	6,548	6,550	–	–	(5,069)	1,481
Loans	118,374	118,409	–	–	(21,796)	96,613
Total accrued interest	**124,922**	**124,959**	**–**	**–**	**(26,865)**	**98,094**
Overdrafts	**–**	**–**	**–**	**–**	**–**	**–**
Total	**6,364,865**	**6,367,065**	**115**	**(8,351)**	**(5,214)**	**6,353,615**

* The debt at 31 December 2003 has been recalculated at the exchange rate of 31 December 2004 in order to facilitate comparison.
** Interest includes interest incurred during the period less interest paid in cash, or interest settled using the Stabilisation Facility.
*** See Note 11c.

In January 2004 £3.7 million plus €7.8 million of Stabilisation Advances were created in respect of interest due on Resettable Advances which could not be paid from available cash flow. All interest due on the Equity Notes (which were converted into Units on 31 December 2003) was converted into Stabilisation Notes as at 26 January 2004.

In July 2004, £3.5 million plus €5.6 million of Stabilisation Advances were created in respect of interest due on the residual Resettable Advances which could not be paid from free cash flow. All interest due on the Junior Debt at 25 July 2004 (£64.1 million plus €44.4 million) was paid in cash.

Debt reductions during 2004 included £2.8 million plus €5.0 million of Resettable Advances and £2.0 million of Junior Debt, corresponding to a total amount of debt of £8.4 million. This debt was repurchased in the first half of the year with the proceeds of leasing transactions completed prior to 2004, resulting in an exceptional profit of £2 million.

In January 2005 £4.0 million plus €5.8 million of Stabilisation Advances were created in respect of interest due on Resettable Advances which could not be paid from available cash flow.

b. Maturity of debt

£'000	Less than 1 year	1 to 5 years	More than 5 years	Total
Participating Loan Notes	–	–	874,078	874,078
Stabilisation Notes	–	–	161,386	161,386
Total Loan Notes Principal	**–**	**–**	**1,035,464**	**1,035,464**
EDL, Senior and 4th Tranche debt	2,750	78,137	293,236	374,123
Tier 1A Debt	–	–	740,000	740,000
Junior Debt	–	195,838	3,068,169	3,264,007
Resettable Advances	–	–	473,019	473,019
Interest not paid in cash				
Stabilisation Advances	–	–	368,908	368,908
Total loans	**2,750**	**273,975**	**4,943,332**	**5,220,057**
Sub total	**2,750**	**273,975**	**5,978,796**	**6,255,521**
Accrued interest				
Loan Notes	1,481	–	–	1,481
Loans	96,613	–	–	96,613
Total accrued interest	**98,094**	**–**	**–**	**98,094**
Overdrafts	**–**	**–**	**–**	**–**
Total	**100,844**	**273,975**	**5,978,796**	**6,353,615**

c. Details of debt

– The Participating Loan Notes, comprising 423,570 stapled notes at 31 December 2004, issued at £1,000 in EFL and FRF9,893 (€1,508.18) in FM, carry a fixed rate of interest of 1%. After the end of the Stabilisation Period (31 December 2005), they attract an additional variable coupon equal to 23.3% of the available net cash flow after debt service. These notes are repayable at the latest on 30 April 2040.

– The Resettable Advances carried a fixed rate of interest of 7.03% (£) or 5.28% (€) until 26 January 2004, when the interest rate was re-fixed in relation to government bond rates with a margin of 0.5%. At the end of the Stabilisation Period this margin will increase to 1.5%. They are repayable by 31 December 2050.

– The Junior Debt carried the same fixed rate of interest as the Resettable Advances until reset on various dates between 1 December 2003 and 8 January 2004, at a variable rate (EURIBOR/LIBOR) with a margin of 1.25%. This debt is repayable between 2007 and 2025.

– The Tier 1A Loans comprise three tranches of £335 million, £285 million and £120 million respectively. The £120 million tranche is repayable in a single instalment in 2026 and the other two tranches (comprising an aggregate of £620 million) are repayable in two equal successive annual instalments in 2027 and 2028. Interest accrues on the Tier 1A Loans at a fixed interest rate until maturity of 6.645% per annum in the case of the £620 million and 8.16% per annum in the case of the £120 million tranche.

– Stabilisation Advances (in respect of Junior Debt and Resettable Advances) are created each January and July to settle interest which becomes due but cannot be settled in cash. This Stabilisation Facility is available for drawing until the end of the Stabilisation Period subject to certain drawing limits (as described in Note 14g). It carries no interest charge until after the Stabilisation Period when the outstanding amounts carry a variable rate of interest (EURIBOR/LIBOR) plus a margin of 1.25%.

Subject to certain conditions under the Credit Agreement, Eurotunnel can convert the Stabilisation Advances and Notes into new Units, up to the end of the Stabilisation Period subject to the approval of shareholders. The terms on which the Stabilisation Advances and/or the Stabilisation Notes are prepaid in Units will be based on a unit price for EPLC of £0.57 and a unit price for ESA of €0.87, subject to certain specified adjustments including adjustments for fluctuation in the €/£ exchange rate.
Eurotunnel may opt to issue Stabilisation Notes in exchange for Stabilisation Advances, at par, subject to certain conditions arising under the Credit Agreement, within the eighteen months following the end of the interest free period. Stabilisation Notes and Advances which have not been converted into Units (see below) are repayable between 2018 and 2026.

– Part of the Senior Debt (£140 million and €93 million) carries a variable rate of interest (EURIBOR/LIBOR) plus a margin of 1% and the remainder (€48 million) is at a fixed rate of interest. The Senior Debt is repayable between 2009 and 2012. The Senior Debt is rated BBB by Standard & Poor's.

– The Fourth Tranche Debt is drawn from the European Investment Bank and the European Coal and Steel Community. Part of the Fourth Tranche Debt denominated in euros (€120 million) carries a variable rate of interest (EURIBOR) plus a margin of 1% and the remainder (£47 million) is at a fixed rate of interest, including a margin of 1%. The Fourth Tranche Debt is repayable between 2006 and 2019.

All debt is fully secured by guarantees given by Eurotunnel to the Lenders. No significant modification to the debt covenants were made during the year. Debt repayments from 2006 are the following:

in millions	2006	2007	2008	2009
£	–	14.1	28.2	77.4
€	5.8	32.4	59.2	121.4
Combined (£)	4.1	36.9	70.0	163.0

The following events of default are applicable after the end of the Stabilisation Period:

(a) The ratio of operating cash flow to debt service costs plus capital expenditure (i) is less than 1.0 for any year in the period from 2006 (or if the Stabilisation Period is ended early, the first calendar year after the end of the Stabilisation Period) to 2011 and (ii) is less than 1.2 for any year in the period from 2012 to 31 December 2025.

(b) The ratio of turnover plus other operating income less operating expenditure (after depreciation) to total interest service costs (i) is less than 1.0 for any year in the period from January 2008 (or if the Stabilisation Period is ended early, the third calendar year after the end of the Stabilisation Period) to 2011 and (ii) is less than 1.5 for any year from 2012 to 2025.

(c) The Borrowers fail to meet the default repayment schedule in respect of Junior Debt or fail to meet the repayment schedule in respect of Stabilisation Advances.

d. Payment of accrued interest

Out of the £111 million of interest falling due in January 2005, £103 million was paid in cash and £8 million was settled using the Stabilisation Facility.

e. Interest rate exposure

From 2004, the total amount of the Junior Debt (£1,411 million and €2,627 million), part of the Senior Debt (£140 million and €93 million), the Resettable Advances (£159 million and €445 million) and part of the Fourth Tranche Debt (€120 million), corresponding to an amount of £4,027 million of debt, carry a variable rate of interest before hedging.

In August 2000, Eurotunnel purchased interest rate collars to limit the impact of possible future increases in interest rates on £1,071 million and €1,920 million of its debt from 2004 to 2008. The maximum blended rates payable on this debt (before margins) range from 7.25% in 2004 to 8% in 2008 for sterling denominated debt, and from 6.75% in 2004 to 8% in 2008 for euro denominated debt. To reduce the upfront cost, Eurotunnel wrote interest rate floor contracts on the same amount of debt for the same period and with the same counterparties. These contracts mean that the rates (before margins) payable on average by Eurotunnel will not fall below certain levels. These levels range from an average of 5.5% in 2004 to 4.98% in 2008 for sterling denominated debt and 5.3% in 2004 to 4.51% in 2008 for euro denominated debt. Cash premia totalling £23 million and €28 million were paid for this interest rate protection, which are being amortised on a time-apportioned basis over the term of the hedging contracts (2004 to 2008).

As a result of the Junior Debt repackaging in March 2001, Eurotunnel received interest rate caps on £536 million and €959 million of its Junior Debt at the same blended rates and for the same periods as those set out in the above paragraph. No premium was paid and no interest rate floors were written by Eurotunnel to obtain this hedging.

Nominal value of hedging

In millions	Cap	Floor
£	1,607	1,071
€	2,879	1,920

If market interest rates in 2005-2008 are above the interest rate cap rates, the counterparty banks will pay the difference between the two rates to Eurotunnel. If market interest rates in 2005-2008 are below the interest rate floor rates, Eurotunnel will pay the difference between the two rates to the counterparties. When market rates are between the cap and floor rates, no payments will be made under these contracts.

On 28 May 2003, Eurotunnel purchased an interest rate swap, which replaces a fixed rate of 4.315% with a variable interest rate equal to LIBOR on £200 million of debt in 2004 and 2005.

In 2004, the Group incurred an interest charge of £330 million. Of this £59 million related to hedging contracts (£51 million interest on the hedging contacts and £8 million amortisation of the premia), and £27 million related to interest payable arising in the leasing companies which is matched by an equivalent amount in interest receivable.

The table below indicates the sensitivity of interest charges for 2005 to variations in interest rates (excluding the effect of the option premia paid in 2000) assuming these interest rates apply for the whole year to the variable rate debt, and excluding interest arising in the leasing companies.

In £ million

3%	4%	5%	6%	7%	8%
289	307	326	358	399	414

f. Exchange rate exposure on balance sheet

All of Eurotunnel's debt is denominated in sterling (EPLC Group) or euros (ESA Group). No exchange gains or losses can therefore arise on revaluation of the external debt. The residual foreign exchange risk relates to the revaluation of intra-Group balances. The residual intra-Group debt at 31 December 2004 was £24 million as compared to £8 million at 31 December 2003. A 10% change in the euro/sterling parity would result in unrealised exchange gains or losses of approximately £2 million.

g. Liquidity risk

No debt is repayable before the end of the Stabilisation Period (31 December 2005).

Interest due on Tiers 2 and 3 of the Junior Debt and Resettable Facility which cannot be met from available cash can, until the end of the Stabilisation Period, be met through drawings under the Stabilisation Facility within certain limits described hereafter.

Eurotunnel may under certain conditions prepay the Stabilisation Facility by issuing Units as described in Note 14c.

The amount remaining for drawing under the Stabilisation Facility is £60 million between 1 February 2005 and 31 January 2006.

15 Other creditors

£'000	31 December 2004	31 December 2003
Trade cash advances	99,551	97,006
Trade creditors and accruals	45,201	51,341
Taxation, social security and staff	28 465	26,667
Fixed asset creditors and accruals	2,654	6,212
Other creditors	28,533	10,541
	204 404	**191,767**

Trade cash advances represent principally advance payments received from the Railways under the Minimum Usage Charge clause of the Railway Usage Contract. These advances are repayable under certain conditions by deduction from future payments owed by the Railways. Should these advances not have to be repaid, they will be credited to the profit and loss account. Other amounts are mainly due within one year.

16 Exchange differences

The exchange gains and losses arose mainly from inter-company accounts.

17 Exceptional result

The exceptional result in 2004 was a loss of £443 million. This included an impairment charge of £395 million (see Note 1), costs relating to the operational restructuring (£6 million), and refinancing (£14 million), and a provision to cover the consequences of the implementation of project DARE (£36 million). A net profit of £7 million was generated by the sale of fixed assets, and a profit of £2 million was generated by repurchase of debt at a discount to its face value.

18 Taxation

a. Current taxation

No UK corporation tax arises on the result for the year of the EPLC Group (2003: £nil).

At 31 December 2004, excess management charges and losses carried forward of £2,461 million (2003: £2,461 million) were available for offset against certain future EPLC Group income.

At 31 December 2004 EPLC had capital allowances available for future offset against profits of £1,338 million and industrial buildings allowances of £886 million.

In 2002, ESA re-elected, for a further five year period, to group its taxable profits and losses with those of FM, Eurotunnel Participation 1, Eurotunnel Participation 2 and Europorte. ESA has provided for its minimum legal obligation under French corporate tax of €33,750.

In France, ESA Group cumulative tax losses of €620 million (2003: €525 million) can be carried forward indefinitely.

b. Deferred taxation

Potential deferred tax assets relating principally to losses carried forward have not been recognised in the accounts.

19 Retirement benefits

In the UK, the Group operates two pension schemes providing defined benefits based on final pensionable pay. The characteristics of these two schemes are similar, and the assets of each are held in separate trustee administered funds. The valuation and accounting of their commitments are carried out in accordance with the UK Accounting Standard SSAP 24, which requires an actuarial valuation every three years, the last one having been carried out on 6 April 2002. The total pension cost for the year ended 31 December 2004 in respect of the two funds was £4.0 million (2003: £3.6 million). These costs were assessed in accordance with the advice of the consultant actuary, and are charged to the profit and loss account in such a way as to spread the estimated costs of pensions over a period not exceeding the employee's working lives with the Group.

In France, the Group is subject only to the compulsory defined benefit general retirement scheme, the contributions for which in 2004 amounted to £7 million (2003: £7 million).

In accordance with the French CNC 2003-R.01 recommendation, the Group has estimated its liability in relation to the defined benefit schemes in the UK, and has provided the number for disclosure purposes only. This estimation was carried out by an independent actuary in accordance with the international standard IAS19, which is similar to the method laid out by the CNC 2003-R.01 recommendation.

The major assumptions used were as follows:

	2004	2003
Rate of general increase in salaries	4.2%	4.0%
Rate of increase to pensions in payment liable for Limited Price Indexation	2.7%	2.5%
Discount rate	5.3%	5.4%
Inflation rate	2.7%	2.5%
Expected long term rate of return :		
Equities	7.8%	7.8%
Government bonds	4.5%	4.8%
Others	3.7%	3.5%

£ million	2004 Main Fund	2004 Senior Executives Fund	2004 Total	2003 Main Fund	2003 Senior Executives Fund	2003 Total
Total market value of assets	54.1	11.1	65.2	44.7	10.6	55.3
Present value of scheme liabilities	(78.8)	(9.8)	(88.6)	(63.0)	(10.6)	(73.6)
Pension (liability)/asset	**(24.7)**	**1.3**	**(23.4)**	**(18.3)**	**–**	**(18.3)**

20 Commitments and contingent liabilities

In accordance with the terms of the Credit Agreements, the Eurotunnel Group has undertaken to grant as security to the lending parties to the Credit Agreements charges over their assets and rights, other than the assets and rights owned by EDL, OPL, CLL, PMSi and the CRL companies.

Pursuant to the Credit Agreements, after the occurrence of an event of default, the creditors may in certain circumstances seek to exercise the right of substitution as provided under the Concession as well as their security rights under the financing agreements.

As at 31 December 2004, the shares of ESA and EPLC subsidiaries, most bank accounts, the commissioned rolling stock, all trademarks and the benefits of the most important contracts had been given as security under French law. Under English law, all assets and rights owned by the Eurotunnel Group Companies other than EDL, OPL, CLL, PMSi and the CRL companies come under a floating charge. Some specific charges over certain of the Eurotunnel Group companies' land and buildings have been effected.

No commitment and contingent liability other than these mentioned above have been given as security by the Group.

See also Note 1 for a description of the Railways dispute.

21 Cash flow statement

a. Reconciliation of operating profit for the year to the net cash inflow from operating activities

£'000	2004	2003
Operating profit	**171,290**	**169,784**
Provisions	22,003	21,616
Depreciation	100,258	124,173
Profit before depreciation, provisions, interest and tax	**293,551**	**315,573**
Exchange adjustment[1]	3,865	1,539
Decrease in stocks	1,648	5,281
Decrease in debtors	7,026	1,829
(Decrease)/increase in creditors	(9,123)	2,721
Release of provisions[2]	(13,655)	(12,639)
Net cash inflow from operating activities	**283,312**	**314,304**

1. The adjustment relates to the restatement of the elements of the profit and loss account at the exchange rate ruling at year end.
2. Included under creditors in 2003.

b. Analysis of cash flows for headings netted in the cash flow statement

£'000	2004	2003
Returns on investments and servicing of finance		
Interest received*	30,929	41,249
Interest paid*	(312,170)	(319,127)
Returns on investments and servicing of finance	**(281,241)**	**(277,878)**

* Includes interest received and paid on leasing operations (described in Note 9) amounting to £27 million (2003: £36 million).

Capital expenditure		
Payments to acquire tangible assets	(23,784)	(27,044)
Sale of tangible fixed assets	4,850	2,327
Capital expenditure	**(18,934)**	**(24,717)**

Financing		
Issue of ordinary share capital, net of costs	4	227
Cash outflow from change in bank loans	(1,786)	(67,270)
Decrease/(increase) in other financial fixed assets	1,058	(1,057)
Financing	**(724)**	**(68,100)**

c. Analysis of changes in cash and cash equivalents during the year

£'000	2004	2003
Opening balance	211,681	240,875
Net cash outflow before adjustments for the effect of foreign exchange rates	(31,446)	(36,024)
Effect of foreign exchange rates	64	6,830
Closing balance	**180,299**	**211,681**

d. Analysis of cash balances as shown in the balance sheet

£'000	2003	Change in year	2004
Investments	195,835	(35,340)	160,495
Liquid funds	16,371	4,358	20,729
	212,206	(30,982)	181,224
Interest	(525)	(400)	(925)
	211,681	**(31,382)**	**180,299**

22 Loss per Unit

pence	2004	2003
Basic	(22.4)	(56.5)
Pre-exceptional result	(5.0)	(6.3)
Fully diluted*	(19.1)	(53.3)

* Assuming conversion of Stabilisation Advances and Notes into Units and the exercise of share options, and excluding consequences of future refinancing (see Note 1).

The basic loss per Unit for the year is calculated using the weighted average number of Units in issue during the year of 2,546,110,015 (2003: 2,363,089,041) and the loss for the year of £569,733,000 (2003 loss: £1,334,225,000).
The pre-exceptional loss per Unit is calculated using the above weighted average number of Units in issue, but using the loss of £126,927,000 (2003 loss: £149,378,000) before crediting the exceptional loss of £442,806,000 (2003 loss: £1,184,847,000).
The fully diluted loss per Unit, excluding the consequences of any future refinancing (see Note 1), is calculated using the fully diluted number of Units of 2,990,433,422 (2003: 2,503,070,356) which assumes the conversion of Stabilisation Notes, Stabilisation Advances and the exercise of share options based on market conditions at the balance sheet date.

23 Significant differences between French and UK Generally Accepted Accounting Principles ("GAAP")

The Eurotunnel Group Combined Accounts comply with French GAAP which differs in certain respects from UK GAAP. The significant differences which affect the loss before taxation and shareholders' funds are as follows:
Under UK GAAP, both Fixed-Link Finance BV and Tunnel Junior Debt Holdings Limited, special purpose companies set up and controlled by third parties in connection with the repackaging of £1.1 billion of Junior Debt completed in 2001, are consolidated as quasi-subsidiaries. The purchase of Eurotunnel Junior Debt by Tunnel Junior Debt Holdings Limited, financed by the issue of loan notes by Fixed-Link Finance BV, is treated as in substance a cancellation of debt and issue of new debt under UK GAAP (see Note 15c of the EPLC Group accounts) and would have resulted in a gain of £255 million being recognised in the profit and loss account in 2001.
Under UK GAAP, both Fixed-Link Finance 2 BV (FLF2) and Tunnel Stabilisation and Resettable Advances Limited, special purpose companies set up and controlled by third parties in connection with the debt buyback and refinancing in 2002, and in respect of which the Eurotunnel Group bears no ongoing exposure, are consolidated as quasi subsidiaries. The only difference that would arise in the Combined Accounts from this treatment under UK GAAP is the inclusion in the combined balance sheet of the Guaranteed and Class A Notes issued by FLF2 rather than the Tier 1A Debt (see Note 14). As these instruments have the same principal and bear the same interest there would be no difference to the gain recognised in the year from this transaction or to shareholders' funds or the ongoing interest costs.
UK GAAP also requires a different treatment of equity issue costs. Under UK GAAP, equity issue costs are treated as integral to a transaction with shareholders and therefore deducted from equity issue proceeds and not dealt with in the profit and loss account. In addition UK legislation allows certain of such issue costs to be set against the company's share premium account.
Under French GAAP such issue costs can be charged directly to the profit and loss account in the year in which they arise, charged to the share premium account or capitalised. In the case of the Eurotunnel Group, when these costs were incurred during the period of construction, they were charged to the profit and loss account and were subsequently capitalised into Concession fixed assets. Following the impairment charge at the end of 2003 this difference was eliminated.
Had the Combined Accounts been prepared under UK GAAP, loss before tax would have increased by £3 million (2003: decrease of £170 million) and shareholders' funds at 31 December 2004 would have increased by £247 million (2003: increase of £250 million).

24 International Financial Reporting Standards (IFRS)

The Combined Accounts of the Eurotunnel Group are currently prepared in accordance with French Generally Accepted Accounting Principles and laid down by law n°99-02 of the "Comité de la réglementation comptable". As from 1 January 2005, in accordance with European law n°1606/2002 of 19 July 2002, the Eurotunnel Group will be required to adopt IFRS. The Eurotunnel Group has therefore commenced a project with the aim of adopting these standards and adapting its information and consolidation systems so as to be in accordance with the new requirements relating to the presentation of its financial information for the 2005 changeover.
The main differences identified, at this stage, between the French accounting principles and IFRS likely to have a significant impact on the financial statements of the Group are in relation to tangible assets and financial instruments. In the absence of any specific IFRS standard, the IFRIC is currently working on the accounting treatment of assets under concession.
The work aimed at establishing the impact of the application of IFRS will continue into 2005, and the Group will prepare its 2005 accounts on the basis of IFRS standards.

Eurotunnel Statement on Corporate Governance

This report also constitutes the Report of the Chairman of Eurotunnel SA*.

Corporate Governance

The Joint Board supports the principles set out in the Combined Code on Corporate Governance published in the UK in July 2003 following the Higgs Report (applying for reporting years beginning on or after 1 November 2003). The Group complies with the main recommendations of the Viénot and Bouton Committees published in France in 1995, 1999 and 2002. As set out below, the Group has not been in compliance with all the provisions of the Combined Code throughout the year. The Joint Board intends to review the extent of its compliance with the Combined Code during the current financial year.

The Joint Board

From 1 January until 7 April 2004, the Joint Board comprised eleven directors, of whom one was an executive director. The current Joint Board is not able to assess the independence of the non-executive directors in post prior to 7 April 2004.

During ESA's annual general meeting on 7 April 2004, the shareholders removed the directors and elected six new directors who constituted the new Joint Board. Following Pierre Cardo's resignation, Jacques Gounon was co-opted by the Joint Board on 17 December 2004. Following Jacques Maillot's resignation, Henri Rouanet was co-opted by the Joint Board on 4 March 2005. Both appointments will be subject to ratification during ESA's forthcoming annual general meeting and all the directors will be subject to election by the shareholders during EPLC's forthcoming annual general meeting. Thereafter, each director is subject to re-election at least every three years. Biographical details appear on page 30.

The Joint Board is currently formed of six directors, one of whom has executive functions within the Group. The Joint Board has decided to directly consider all the following areas: strategy, debt renegotiation, communications, and investor and shareholder relations. It has given to its Chairman the operational responsibility of those areas.

The Board considers that only Robert Rochefort and Henri Rouanet are independent non-executive directors as defined by the Bouton Report and the Combined Code. Jacques Gounon, as Chairman, is not independent (nor was Jacques Maillot before him in his capacity as Chairman) and Hervé Huas, having been an executive director until 30 March 2005 is not considered independent. Although non-executive, ADACTE is not considered to be an independent director in view of its object (defence of individual shareholders).

The Joint Board acknowledges that, since 7 April 2004, the limited number of independent non executive directors does not enable compliance with the requirements of provision A.3.2. of the Combined Code with respect to the balance of the Board.

The Joint Board met sixteen times in 2004 and the table below details attendance by each director to Joint Board meetings and committee meetings:

	Joint Board	Audit Committee	Remuneration Committee	Nomination Committee	Safety, Security, and Environment Committee
Directors up to 7 April 2004					
R. Chapman Chairman of the Remuneration Committee, Member of the Nomination Committee	3	–	1	1	–
M. Combes Member of the Audit and Safety Committees	0	0	–	–	0
V. Cox Member of the Audit and Safety Committees	3	2	–	–	1
Y. Déjou Member of the Nomination and Remuneration Committees	4	–	1	1	1
K. Edelman Member of the Nomination and Remuneration Committees	2	0	1	0	–
C. Green Chairman of the Safety Committee	4	–	–	–	1
F. Jaclot Chairman of the Audit Committee	3	2	–	–	–
P. Lagayette Member of the Nomination, Remuneration and Audit Committees	2	2	1	0	–
C. Mackay Chairman of the Joint Board and of the Nomination Committee	4	–	–	1	–
C. Petruccelli Member of the Nomination, Remuneration and Safety Committees	3	–	0	0	1
R. Shirrefs Chief Executive	4	–	–	–	–
Number of meetings 1 January – 7 April 2004	**4**	**2**	**1**	**1**	**1**
Directors from 7 April 2004					
ADACTE Chairman of the Nomination and Remuneration Committees	11	2	–	–	2
P. Cardo (until 29 November 2004) Member of the Audit Committee	6	1	–	–	–
J. Gounon (co-opted 17 December 2004) Chairman of the Joint Board (from 18 February 2005)	–	–	–	–	–
H. Huas Deputy Chief Executive (until 30 March 2005)	11	–	–	–	–
J. Maillot (until 4 March 2005) Chairman of the Joint Board (from 7 April 2004 to 18 February 2005)	12	–	–	–	2
J.L. Raymond Chief Executive	12	–	–	–	–
R. Rochefort Chairman of the Audit Committee	11	2	–	–	–
Number of meetings 8 April – 31 December 2004	**12**	**2**	**–**	**–**	**2**

* This report is provided in accordance with the French "loi de sécurité financière", which has recently come into force.

The Joint Board as well as each of its committees operate within a structure where the roles and responsibilities of the Chairman of the Joint Board, the Chief Executive of the Group and the non-executive directors are clearly and formally defined, in particular in the Internal Procedures of the Joint Board, applicable to the boards of directors of ESA, EPLC, FM and CTG. The roles of chairman and chief executive are separate as contemplated by the Statuts of ESA and the Articles of Association of EPLC.

Following their appointment, each director receives the information necessary to form an understanding of the specific nature of the Group as well as the markets within which it operates. The new director is invited to visit each of the Group's operational sites where, should they so wish, they will meet the operational directors. The new director also receives all necessary information to fully understand their obligations as a director whether under French or English law.

Since 7 April 2004, the Board has not devoted time to undertaking an annual evaluation of its own performance, that of its committees nor of its individual directors and consequently is not in compliance with provision A.6.1. of the Combined Code. The Joint Board intends to re-establish such procedures for the current financial year. Similarly, the Board has not appointed a senior independent non-executive director which is not in compliance with provision A.3.3. of the Combined Code.

Despite the difficulties in maintaining all of the committees in existence after 7 April 2004 due to the restricted number of directors, the Board nevertheless maintained the Audit Committee and the Security, Safety and Environment Committee, and subsequent to 31 December 2004 has reinstated the Nomination and Remuneration Committees. The roles of these two Committees were carried out by the whole Board between 7 April 2004 and their reinstatement. The Board acknowledges that the absence of these two committees is not in compliance with provisions A.4.1. and B.2.1. of the Combined Code.

The Audit Committee, chaired by Robert Rochefort (independent non-executive director), comprises two further non-executive directors (Jacques Gounon and ADACTE). The limited number of independent non-executive directors does not enable compliance with provision C.3.1. of the Combined Code with respect to composition of the committee and the presence of an independent non-executive director with relevant and sufficiently recent financial experience. The Committee meets at least three times a year with the internal and external auditors, as well as management, to monitor the adequacy of the financial information reported to shareholders, to monitor the Group's internal controls, to review the effectiveness of the internal audit function and to provide a forum for communication between the Board and the internal and external auditors. The Head of Internal Audit has direct access to the Chairman of the Audit Committee.

The Remuneration Committee, chaired by ADACTE, comprises two further non-executive directors (Robert Rochefort and Jacques Gounon). Details of the Group's remuneration policy in respect of the Chief Executive and senior executives, together with the remuneration of non-executive directors, are set out in the Report of the Board on Directors' Remuneration on pages 53 to 56.

The Nomination Committee, chaired by ADACTE, comprises two further non-executive directors (Robert Rochefort and Jacques Gounon). The Committee is responsible for making recommendations to the Board on all new Board appointments.

The Safety, Security and Environment Committee, chaired by Henri Rouanet (an independent non-executive director) comprises two further non-executive directors (Jacques Gounon and ADACTE). The Committee receives monthly reports and monitors the production of safety related documentation, the development of operating rules, and the organisation of safety and the safety of operations as well as security and the impact of the Group's activities on the environment.

The Safety Director has direct access to the Chairman of the Committee.

The Chairman of the Joint Board (to the extent he is not a member) and the Chief Executive of the Group, as well as any employee or person, may attend committee meetings at the request of the Chairman of the relevant committee.

On 18 November 2004, at the request of the members of the Joint Board, in view of the complex situation faced by the Eurotunnel Group and the important issues to be considered, the Paris Commercial Court appointed Maître Régis Valliot for a six-month period as mandataire ad hoc in order:

- to assist ESA without becoming involved in any way in its management, in the consideration and the implementation of any measure considered, including project DARE;
- to enable ESA's directors to work in the best way possible towards consolidating the Group's situation;
- to take part, at the request of the Board of Directors of ESA, in any meeting dealing with the operational restructuring of the Group and to give, at the request of the Board of Directors of ESA, advice on the relevance of the opinions of the Group's various advisers.

On 31 March 2005, following the combined request of the Joint Board and Maitre Valliot, the Paris Commercial Court terminated his appointment.

In addition, the Board has also sought the services of Maître Alain Géniteau as external legal adviser to the directors in respect of their duties as directors.

Preparation and organisation of the work of the Joint Board

Eurotunnel's management structure operates under the ultimate authority of the Board, which consists at present of the Chairman of the Board, the Chief Executive and four non-executive directors. They are all also Directors of the boards of ESA, EPLC, FM and CTG. Jacques Gounon is Non-Executive Chairman of the Joint Board and of ESA, EPLC, FM and CTG; Jean-Louis Raymond is Chief Executive of the Group, of ESA, EPLC, FM and CTG.

Committees of the Joint Board, composed entirely of non-executive directors, meet to consider specific areas in more detail, subject always to the Joint Board's overall responsibility. Each committee operates according to detailed terms of reference, details of which will soon be available on the Group's website. The Board can also give mandates to individual directors.

The Joint Board meets at least 8 times a year, in France or in the UK, and each committee meets at least 3 times a year (except for the Nomination and Remuneration Committees which meet whenever the need arises, although as described above, these committees did not meet between 7 April and 31 December 2004).

The dates of Joint Board and committee meetings are fixed in advance in order to ensure the maximum possible attendance. A detailed agenda is drawn up before the relevant meeting in consultation with the Chairman of the Joint Board or of the committee concerned, and is sent to the directors with a full set of briefing papers, and the minutes of the previous meeting, at least a week before the meeting whenever possible.

The Chairman of the Joint Board is responsible for ensuring, through the Secretary who reports to him, that directors receive all the information they need to perform their duties. In addition to the briefing papers they receive before meetings, directors may at any time request information that they consider will help them to discharge their responsibilities. They may also meet members of senior management without the Chairman or Chief Executive being present (but with their prior knowledge).

Limitations to the powers of the Chief Executive

In accordance with the Concession Agreement, the Joint Board is ultimately responsible for the direction and management of the Eurotunnel Group. The Chief Executive is responsible for running the Eurotunnel Group within a framework set out by the Joint Board. Certain matters set out in the Internal Procedures of the Joint Board are specifically reserved to the latter for decision: overall strategy, budgets, risk management strategy and the effectiveness of internal controls, the approval of capital transactions in excess of £12.5m (€18m) and contracts in excess of £12.5m (€18m) or of three years' duration, as well as consideration of significant regulatory, operational and financial matters. On 11 of March 2005, the Joint Board also decided to limit the powers of the Chief Executive in respect of the matters reserved to the Chairman as described on page 49.

Internal control procedures

As required by the Listing Rules of the UK Listing Authority, Eurotunnel complies with the provisions on internal control contained in the Combined Code, by establishing the procedures recommended by the Turnbull Committee. These procedures have been in place throughout 2004 and continue to be so.
The internal audit department is undertaking a review of the requirements of the French "loi de sécurité financière" to ensure that its current system of internal control which is based on the recommendations of Turnbull also satisfies those of this law. This is a long-term project and will take account of any internal control implications arising from the implementation of project DARE.

Responsibilities of the Joint Board for Internal Control

The Joint Board is responsible for ensuring (i) that the significant risks facing Eurotunnel, and the effectiveness of the system of internal control in managing those risks, are assessed at least annually; (ii) that failures of internal control are identified and remedial action taken; (iii) and that internal control and risk management are an integral part of Eurotunnel's operations.

Objectives of the system of internal control

The Group's system of internal control is a process defined by the executive management of the Group under the auspices of the Joint Board. It is put into operation by management and staff of the Group with the purpose of providing reasonable assurance as to the achievement of the following objectives:

- the identification and effective management of the principal risks to which the Group is exposed, including operational and financial risks, and risks associated with the correct application of the policies and procedures in force within the Group;
- the reliability of financial and management information;
- compliance with applicable laws and regulations.

The main elements of systems of risk management and internal control and the measures taken by the Joint Board in 2004 to assess their effectiveness, are described below.

Risk management

Responsibility for the day-to-day management of the Group's activities lies with the Group Executive Committee, chaired by the Chief Executive. It is composed of the executive directors of the main operational and business divisions. The Executive Committee meets weekly and is supported by a number of specialist management committees.
The Group continually assesses the risks facing the business through its framework of Board and management committees. Clear responsibilities have been allocated for key areas such as insurable risks, treasury risk management, capital expenditure appraisal and data processing security. The oversight of the management of other risks fall within the scope of the Audit, and Safety, Security and Environment committees as appropriate.
A continuous process of risk identification, assessment, prevention and control is in place under the responsibility of the Corporate Risk Manager. The corporate risk review is formally presented to the Audit Committee at least once a year. This presentation is completed by a report from the Internal Audit department covering the effectiveness of the corporate risk management process itself and of the measures in place to manage the major risks. The results of interim reviews are presented to the Audit Committee in the event of major new risks emerging or of significant changes in those already identified.

Internal audit

The role of the Internal Audit department, defined in its terms of reference, is to review and assess on a regular basis the effectiveness of the internal controls in place in the different processes and activities of the Group. Internal Audit's work, set out in an annual plan approved at the start of the year by the Audit Committee, is designed to ensure an appropriate coverage of the Group's risks. In addition to standard operational audits, Internal Audit has begun a specific programme of assignments relating to the accuracy of accounting and financial information.
Whenever Internal Audit identifies failures of internal control it reports on those failures, and agrees a programme of remedial action with local and senior management. The Executive Management Committee regularly reviews these management action plans, which are also presented to the Audit Committee. The Head of Internal Audit, who reports to the Chief Executive, has a direct line of communication to the Chairman of the Audit Committee.
At the end of each year Internal Audit presents to the Joint Board a review of the main control mechanisms within Eurotunnel, the corporate risk management process, and a summary of the information provided to the Audit Committee and the Group Executive Committee on major corporate risks.
Accordingly, the Joint Board confirms to shareholders that it has carried out a review of the effectiveness of the Group's system of internal controls.

Financial and management reporting

There is a comprehensive system of financial reporting to the Joint Board, based on the preparation of a five year plan, an annual budget, quarterly forecasts and monthly reports of financial and operating results. Short-term cash flow and other key operational performance indicators are continuously monitored and reported monthly to the Joint Board.
The Group has not put in place specific procedures for all Group employees to raise concerns they may have in respect of any irregularities, financial or otherwise. The Board acknowledges this is not in compliance with provisions C.3.4. of the Combined Code.

Internal controls over accounting and financial reporting

Financial and management accounting, as well as the management of accounts payable and receivable, and the preparation of the interim and annual financial statements are the responsibility of a department of operational finance. Formal month-end closing procedures are in place and include the verification of the main elements in revenue, expenditure and balance sheet accounts. The consolidated accounts and financial statements are prepared by the department of operational finance on the basis of data extracted from the Group's integrated accounting system. Specific controls are in place to validate consolidation adjustments.
The Director of Operational Finance presents a report to the Audit Committee covering the major accounting and reporting issues. The committee monitors the adequacy of the financial information reported to shareholders, and in particular, validates the Group's major accounting policies, reviews the half year results and Interim

Statement, and the full year results and the Annual Report and Accounts prior to their submission to the Joint Board and considers any matters raised by the auditors and commissaires aux comptes.
The Joint Board recognises that any system of controls can only manage, not eliminate, the risk of Eurotunnel failing to achieve its business objectives; the assurance against material misstatement or loss that the system provides can never be absolute. With this in mind there is a continuous review, overseen by the Audit Committee and Joint Board, of the major risks to which Eurotunnel is exposed and of their relative significance, particularly in the areas of safety, security, litigation, exchange rates, competition and the factors influencing the cross-Channel car and truck markets and the activities of the Railways.
The Board is satisfied with the main financial, operational and other controls in place within the Group, as well as with the risk management systems and the internal audit function.

Investor relations

The Board considers that communicating with individual and institutional shareholders is very important. Generally, communication takes the form of annual and interim reports, the general meetings, shareholder information meetings, results presentations, and press releases.
These traditional means of communication have been complemented by developing direct and live communications. Further opportunities for dialogue with shareholders are provided by:
- the Eurotunnel Shareholder Information Centre, which answers individual shareholder questions, and
- the two UK and French Shareholder consultative committees created in 1996, which meet four times a year. These committees were recently re-launched. The Chairman of the Joint Board attends meetings of these committees.

In order to further intensify and improve communication with its individual shareholders, Eurotunnel's management has also:
- increased its direct electronic communications (e-mails) with its individual shareholders, and has improved the "Group" section of the website
- opened a direct line of access to its management; to this end, the Group has organised two telephone conferences between management and shareholders.

Dialogue with institutional investors and financial analysts has intensified with the creation of an Investor Relations department, that organises regular meetings and telephone conferences in which the Chief Executive takes part.
In 2005 the Joint Board intends to strengthen its communication policy.

Auditors' and Commissaires aux Comptes

Nomination / renewal

As a result of the rejection of all of the resolutions proposed at the Annual General Meetings of ESA and EPLC on 7 April 2004, it was not possible to appoint or to reappoint the statutory and deputy statutory commissaires aux comptes of ESA and the auditors of EPLC respectively. On 16 April 2004 the Paris Commercial Court made an order appointing KPMG Audit SA and Mazars et Guérard as commissaires aux comptes to ESA until such time as an Annual General Meeting of ESA makes an apppointment. The appropriate procedures were followed in the UK to renew the appointment of KPMG Audit Plc as auditor of EPLC, and on 21 June 2004, the Secretary of State for Trade and Industry made the appointment.
For the subsidiaries of ESA and EPLC, the appointment of the commissaires aux comptes and the auditors was made in accordance with normal practice.

The Board, on the recommendations of the Audit Committee, will propose the re-appointment of the commissaires aux comptes and the auditors at the forthcoming general meetings of ESA and EPLC respectively. The Board will also seek authority from the shareholders of EPLC to fix the remuneration of the auditors.

Independence

One of the duties of Eurotunnel's Audit Committee is to review the way in which the independence and objectivity of the auditors are maintained. In this context, the Committee operates a policy setting out the types of work that may, and those that may not, be undertaken by the company's auditors.
Under this policy the auditors perform:
- Audit-related services (which the auditors are either obliged, or are otherwise best placed to undertake) including general accounting advice, reviewing debt and equity prospectuses and shareholder circulars, providing certificates and other work required from the auditors under Eurotunnel's loan agreements, regulatory reports, work in respect of any acquisitions or disposals, taxation and accounting advice relating to specific financial transactions, reviewing submissions in the context of litigation, and reviewing systems integrity and effectiveness of internal controls.
- Certain tax review work relating to existing transactions, specific transaction proposals or tax litigation.

General consulting work, and work on development of tax-driven or other financial operations may not be undertaken by the auditors.
Because of Eurotunnel's bi-national nature it is subject in France, though not in the UK, to French regulations that require a company to have two sets of auditors, who are not permitted to provide consulting services to the company.

Auditors' and commissaires aux comptes' fees

(£'000)	Commissaires aux comptes	Auditors
Statutory audit fees	404	200
Audit related fees	568	70
Consulting fees	–	–
Total	**972**	**270**

Going concern

As indicated in Notes 1 and 2, the going concern status will depend on the Group's ability to put in place a refinancing plan or obtain an agreement from the Lenders within the existing arrangements in the second half of 2006 at the latest.
The Group has received a waiver which is valid up to 31 January 2006 which defines the conditions under which negotiations with its creditors to restructure its debt can begin.
The directors are satisfied, having made appropriate enquiries, that the Group has adequate resources to operate for the foreseeable future.
As a result, the directors believe that it is appropriate to continue to adopt the going concern basis in preparing the financial statements.

Report of the Joint Board on Directors' Remuneration

The following Directors' Remuneration Report of the Joint Board was approved by the Joint Board on 25 April 2005 and signed on its behalf by two directors: ADACTE, Chairman of the Remuneration Committee, and Robert Rochefort, member of the Remuneration Committee.

Background

The Remuneration Committee of the Board reviews Eurotunnel's policy for executive remuneration and has responsibility for making recommendations to the Board and setting the remuneration of the Chairman of the Joint Board, the Chief Executive, the Deputy Chief Executive and senior management. Non-executive directors' remuneration is determined by the full Board within limits set by the shareholders. The Committee consists wholly of non-executive directors: ADACTE (Chair), Robert Rochefort and Jacques Gounon. As described on page 50, the Remuneration Committee did not meet between 7 April 2004 and 8 March 2005, and during this period the responsibilities of the committee were undertaken by the Joint Board. The composition of the Committee is not in compliance with provision B.2.1. of the Combined Code in that it only comprises one independent non-executive director. The Committee has access to independent external advice on remuneration matters both in France and in the UK.

Advisors

The Committee has been assisted in its consideration of remuneration by Towers Perrin, external advisors, who were appointed by the Committee until 7 April 2004. The current Committee has yet to consider the appointment of replacement advisors.

Remuneration Policy

The remuneration policy of the Group in respect of board members and senior executives is as follows:

- to put in place a framework of remuneration to attract, motivate and retain the high calibre executive personnel needed by the Group;
- to develop a total remuneration package which is cohesive between the UK and France, whilst taking into account differences in practice, where appropriate;
- to reflect through the remuneration system the importance of sustained improvement in the Group's performance, in both the short and long term; and
- to set salaries in line with competitive market practice and to reward superior performance through performance-related payments. Such performance is assessed against Eurotunnel's four operating principles of total safety, customer service, teamwork and financial performance.

Salaries and Benefits

Salaries are reviewed, but not necessarily adjusted, annually. The Committee keeps under regular review all benefits policies, including those relating to private health insurance, company cars and retirement benefits.

Annual Bonus

The Group operates a general bonus scheme for all staff. The award of bonuses in respect of 2004 was partly dependent on the Group achieving a targeted level of interest cover and partly dependent on the Group achieving targeted levels of safety, service quality and customer satisfaction. Awards under the general bonus scheme in respect of 2004 resulted in 3.32% of staff basic salaries being paid to 3,072 beneficiaries in respect of financial performance, safety and service quality and customer satisfaction performance only. The management bonus scheme is based on the same objectives as the general bonus scheme. Individual allocations are discretionary depending on individual performance. No bonus was paid to the Chief Executive or the Deputy Chief Executive of the Group for 2004.

Share Options and Savings Schemes

Note 11 to the Combined Accounts gives details of the options awarded in 2004 under the Executive and UK Save As You Earn ("ShareSave") schemes approved at the Annual General Meeting in May 1999.

The exercise price of options granted under the Executive scheme must be not less than the higher of the market price of the Unit on the day before grant, or the average market price of the Unit over the 20 dealing days before grant. The exercise price of options granted under the ShareSave scheme must be not less than the higher of 80% of the market price of the Unit on the day before grant, or 80% of the average market price of the Unit on the 20 dealing days before grant. Options granted in 2004 will not, except in certain specific circumstances set out in the rules of the scheme, become exercisable unless the Eurotunnel Unit price increases by at least 4% per annum in excess of the average French and UK retail price indices, over a period of at least three years.

Options granted before 1999 will remain valid until they lapse in accordance with the rules under which they were granted. The current share price is substantially below the exercise price for these 300,747 options.

A Plan d'Epargne d'Entreprise, set up in parallel in France, allows employees under French contracts to acquire Eurotunnel Units at market price through regular subscription, with a 25% contribution from the company. At 31 December 2004, 2,377,510 Units were held in the Plan d'Epargne d'Entreprise on behalf of 1,158 subscribers.

Retirement Benefits

French and British law and practice in respect of social security contributions, including pensions, are different in terms of both scope and costs. All salary payments to employees in France, including bonus payments, are subject to social security contributions and are pensionable, as pensions are provided in France by the state and industry-wide occupational schemes. In the UK the employer contributes a percentage of the salaries of those employees who are members of the pension scheme to a fund managed separately from the company. This fund provides pensions to employees based on their salary at retirement.

Richard Shirrefs (to 7 April 2004) and Hervé Huas (between 1 May 2004 and 25 April 2005) were members of The Channel Tunnel Group Senior Executives Pension Fund and the Channel Tunnel Group Pension Fund respectively. These schemes entitle their members to a pension at the date of retirement based on their final salary (up to the maximum level of £102,000 permitted under such schemes in the UK). The company makes contributions based on the salaries of the members concerned.

During the year, additional contributions were made by the company to a personal pension arrangement for Richard Shirrefs in respect of the proportion of his salary in excess of £102,000 p.a.

The tables on page 54 contain the information required to be provided in compliance with UK law and UK Listing Authority regulations in relation to Richard Shirrefs' and Hervé Huas' accrued benefits in the Channel Tunnel Group Senior Executive Pension Fund and the Channel Tunnel Group Pension Fund, respectively. Benefits payable in respect of the additional pension contribution mentioned above, being a money purchase arrangement, are not included in the table. In 2004, the Eurotunnel Group contributed to a personal pension plan in respect of Charles Mackay.

Accrued pension benefits, Richard Shirrefs, former Chief Executive (until 7 April 2004)

£	31 December 2004	31 December 2003
Accrued pension per annum	17,130	12,526
Increase in accrued pension in 2004, per annum	4,604	3,454
Increase in accrued pension in 2004, per annum, excluding inflation	4,258	3,300
Transfer value of increase in accrued pension, excluding inflation*	44,867	32,847
Transfer value of accrued pension**	147,756	94,575
Increase in transfer value of accrued pension	53,181	47,264

Accrued pension benefits, Hervé Huas, Deputy Chief Executive (between 7 April and 31 December 2004)

£	31 December 2004	31 December 2003
Accrued pension per annum	1,360	–
Increase in accrued pension in 2004, per annum	1,360	–
Increase in accrued pension in 2004, per annum, excluding inflation	1,360	–
Member's contributions paid during the year	4,590	–
Transfer value of increase in accrued pension, excluding inflation, less member contributions paid*	5,790	–
Transfer value of accrued pension**	10,380	–
Increase in transfer value over year less member contributins paid	5,790	–

* Calculated on the basis of actuarial guidance note GN11.
** Transfer value has accumulated over a number of years and represents a liability of the fund, not the company.

Contracts of the Chairman, Chief Executive and Deputy Chief Executive

The Group's policy on directors' service contracts is that they should be terminable upon no more than twelve months' notice, and that payments in respect of early termination should be limited to the unexpired period of notice.

Details of the service contracts of the Chairman of the Joint Board, the Chief Executive and the Deputy Chief Executive of the Group (from 7 April 2004) are set out below.

- Jean-Louis Raymond receives a remuneration of €200,000 per annum for his position as "mandataire social". He is also entitled to a company car, private health insurance and life assurance, and pension benefits. He has no other benefits.
- Hervé Huas had a service contract with ESL dated 15 April 2004 which was terminated on 25 April 2005. His annual salary in 2004 was £133,967. He was also entitled to a company car, private health insurance and life assurance, and pension benefits. He had no other benefits.
- Jacques Maillot, Chairman of the Board between 7 April 2004 and 18 February 2005 did not receive any remuneration in that capacity, but did receive fees in respect of his position as a non-executive director as detailed on page 56.
- From 18 February 2005, Jacques Gounon receives a remuneration of €225,000 per annum half of which is paid by ESGIE for his position as *mandataire social*, the other (£80,357) by ESL for his role as Chairman. He is also entitled to a company car and could receive private health insurance and life assurance as well as pension benefits. He has no other benefits.

Between 1 January and 7 April 2004, the remuneration of the Chairman of the Joint Board and the Group Chief Executive was as follows:

- Charles Mackay had a service contract with ESL dated 18 June 2001, which was terminated on 7 April 2004. His salary for 2004 was £190,000 per annum. Other benefits consisted of contributions to a personal pension plan. Charles Mackay did not participate in the bonus and stock option schemes or enjoy any other benefits.
- Richard Shirrefs had a service contract dated 1 January 2002 with ESL, which was terminated on 7 April 2004. His salary for 2004 was £310,000 per annum. He was also entitled to a company car, private health insurance and life assurance, and pension benefits. He had no other benefits.

Payment to former director

Georges-Christian Chazot, a former Group Managing Director, was paid £3,750 in respect of his role in 2004 as Chairman of Eurotunnel Developments Limited, to which position he was appointed on 1 April 2002. His contract terminated on 31 March 2004.

Non-executive directors

The fees payable to non-executive Directors are subject to annual limits of £300,000 in aggregate (for EPLC) and FRF1.5 million (€228,674) in aggregate (for ESA) fixed by the shareholders in 1999, and are determined by the Joint Board.

Until 7 April 2004, these comprised Board membership fees of £10,000 per annum or €14,300 per annum. Board and committee attendance fees were paid at the rate of £1,000 or €1,430 per meeting with an additional fee (£4,000 or €5,720) for the chairmanship of a Board committee.

From 7 April 2004, the Joint Board decided to halve the amount of directors' fees. Board membership fees are now £5,000 or €7,150 and Board and committee attendance fees are now £500 or €715. Chairmanship of a Board committee attracts an additional fee of £2,000 or €2,860. At his request, Pierre Cardo, MP and non-executive director between 7 April 2004 and 29 November 2004, did not receive any directors' fees.

Non-executive directors do not participate in the annual bonus plan or the share option schemes. Their remuneration is not pensionable.

Disclosure of directors' remuneration

Full details of the directors' remuneration for the year ended 31 December 2004 are set out on page 56. All directors are directors of EPLC and directors of ESA. Total emoluments from whatever source are shown.

Directors' interest in shares and options of the Group

The interests of the Directors who held office at the end of the year in the share capital of the Group, all of which were beneficial, were as set out below.

	2004		2003	
	Units	Options	Units	Options
Directors until 7 April 2004				
R. Chapman	n/a	n/a	20,000	–
M. Combes	n/a	n/a	1,400	–
V. Cox	n/a	n/a	10,000	–
Y. Déjou	n/a	n/a	10,681	–
K. Edelman	n/a	n/a	10,000	–
C. Green	n/a	n/a	17,387	–
F. Jaclot	n/a	n/a	10,256	–
P. Lagayette	n/a	n/a	11,366	–
C. Mackay	n/a	n/a	229,086	–
C. Petruccelli	n/a	n/a	19,152	–
R. Shirrefs	n/a	n/a	295,331	2,973,320

Directors from 7 April 2004				
ADACTE	100	–	n/a	n/a
J. Gounon	170	–	n/a	n/a
H. Huas	80,000	–	n/a	n/a
J. Maillot	100	–	n/a	n/a
J.L. Raymond	1,000	–	n/a	n/a
R. Rochefort	44,500	–	n/a	n/a

Eurotunnel share price



140
120
100
80
60
40
20
0
FTSE All-Share
Eurotunnel
London
2000
2001
2002
2003
2004
Indexed to 1 January 2000

Market share price in 2004	
Highest	48.5 pence or 0.69€
Lowest	13.8 pence or 0.20€
At 31 December 2004	17.0 pence or 0.25€

Directors' Remuneration

	Year ended 31 December 2004						Year ended 31 December 2003
	Salaries	Fees	Benefits in kind	Bonus	*Payment in respect of early termination of service agreement*	Total emoluments excl. pension contributions*	Total emoluments excl. pension contributions*
Directors until 7 April 2004							
(Amounts in **sterling**)							
Executive directors							
R. Shirrefs	125,112	–	4,209	–	308,000	437,321	381,901
Non-executive directors							
R. Chapman	–	7,693	–	–	–	7,693	27,000
V. Cox	–	8,693	–	–	–	8,693	25,000
K. Edelman	–	5,693	–	–	–	5,693	28,000
C. Green	–	8,693	–	–	–	8,693	27,000
C. Mackay	55,944	–	–	–	–	55,944	190,000
Lord Tugendhat	–	–	–	–	–	–	8,737
Total in **sterling**	181,056	30,772	4,209	–	308,000	524,037	687,638
(Amounts in **euros**)							
Non-executive directors							
M. Combes	–	3,839	–	–	–	3,839	28,508
Y. Déjou	–	12,391	–	–	–	12,391	34,210
F. Jaclot	–	12,391	–	–	–	12,391	35,635
P. Lagayette	–	10,966	–	–	–	10,966	35,635
C. Petruccelli	–	9,540	–	–	–	9,540	31,359
Baron de Wouters	–	–	–	–	–	–	17,434
Total in **euros**	–	49,127	–	–	–	49,127	182,781
Sub-total (expressed in sterling)	**181,056**	**64,283**	**4,209**	**–**	**308,000**	**557,548**	**815,012**
Directors from 7 April 2004							
(Amounts in **sterling**)							
Executive directors							
H. Huas	95,265	–	827	–	–	96,092	–
Total in **sterling**	95,265	–	827	–	–	96,092	–
(Amounts in **euros**)							
Executive directors							
J.L. Raymond	150,000	–	1,150	–	–	151,150	–
Non-executive directors							
ADACTE	–	15,236	–	–	–	15,236	–
P. Cardo	–	0	–	–	–	0	–
J. Gounon	–	0	–	–	–	0	–
J. Maillot	–	15,886	–	–	–	15,886	–
R. Rochefort	–	15,886	–	–	–	15,886	–
Total in **euros**	150,000	47,008	1,150	–	–	198,158	–
Sub-total (expressed in sterling)	**197,584**	**32,065**	**1,611**	**–**	**–**	**231,260**	**–**
Total (expressed in sterling)	**378,640**	**96,348**	**5,820**	**–**	**308,000**	**788,808**	**815,012**

* In 2004 pension contributions of £39,937 (2003: £109,435) were made in respect of R. Shirrefs; these included £22,903 in respect of contributions to the Channel Tunnel Group Senior Executives Pension Fund and £17,034 in respect of additional pension provision. A further £124,400 was paid in respect of R. Shirrefs's early termination of service agreement (£62,000 to the Channel Tunnel Group Senior Executives Pension Fund and £62,400 in respect of additional pension provision). In 2004 pension contributions of £10,306 (2003: £35,000) were made in respect of C. Mackay. In 2004, pension contributions of £9,588 were made in respect of H. Huas to the Channel Tunnel Group Pension Fund. No pension contributions were made in respect of any other directors.

Sommaire

Rapport de Gestion Eurotunnel SA

Société Anonyme au capital de 381 917 132 €
Siège social : 19, boulevard Malesherbes, 75008 Paris
RCS Paris B 334 192 408 - APE 741 J

Activités et événements importants

L'activité d'ESA et de ses filiales porte principalement sur l'exploitation de la Liaison Fixe Transmanche, conformément aux dispositions du contrat de Concession signé avec les gouvernements français et britannique le 14 mars 1986.
Cette activité s'insère dans celle du Groupe Eurotunnel et, à ce titre, est commentée de façon plus détaillée dans la première partie du Rapport Annuel Abrégé du Groupe approuvé par le Conseil d'Administration.
Les évènements importants sont plus amplement détaillés dans la note 1 de l'annexe des comptes combinés et dans le Rapport Annuel Abrégé.

Analyse financière et évolution de la société

L'analyse financière et l'évolution d'ESA est commentée de façon plus détaillée dans le Rapport Annuel Abrégé du Groupe approuvé par le Conseil d'Administration et en annexe du présent Rapport de Gestion.

Développement et perspectives

Les développements prévus ou envisagés par votre Société, ses filiales, la société anglaise EPLC et ses filiales, ainsi que les perspectives d'avenir sont plus amplement détaillés dans le Rapport Annuel Abrégé du Groupe Eurotunnel et dans la lettre du Président d'ESA et d'EPLC, qui l'accompagne.

Développement durable

Le Rapport Annuel Abrégé du Groupe présente des informations sociales et environnementales relatives à l'activité, principalement des Concessionnaires, ESA n'ayant en tant que société holding, pas d'activité opérationnelle ni de salariés.

Résultat de l'exercice

L'exercice d'ESA, clos le 31 décembre 2004, fait apparaître une perte de 405 172 887 euros, qu'il est proposé d'affecter au report à nouveau.
Cette perte provient de la provision pour dépréciation des titres FM, suite à la dépréciation exceptionnelle des immobilisations FM (voir note 1 des comptes annuels aux pages 67 à 68).
Compte tenu de cette affectation, il ne sera pas procédé à la distribution d'un dividende ; aucun dividende n'a été distribué au titre des trois derniers exercices.
Les Comptes Combinés de 2004 font apparaître une perte de 810 441 milliers d'euros. Il est rappelé que eu égard à la structure du Groupe Eurotunnel, les Comptes Combinés sont les comptes consolidés d'ESA au sens de l'Arrêté du 22 juin 1999 portant homologation du règlement n° 99-02 du Comité de Réglementation Comptable sur les comptes consolidés.

Structure du capital

Il est rappelé que chaque action de votre Société est jumelée respectivement à une action de la société EPLC.
Le capital d'ESA est représenté par 2 546 114 213 actions entièrement libérées, de 0,15 € de nominal, et jumelées à un même nombre d'actions ordinaires d'EPLC, d'1 penny chacune, pour former des Unités. Ces Unités sont cotées à la Bourse de Paris, au Stock Exchange de Londres et à la Bourse de Bruxelles. Le cours de l'Unité a atteint 0,22 € à la Bourse de Paris, 14,75 pence au Stock Exchange de Londres et 0,22 € à la Bourse de Bruxelles, le 25 avril 2005.

Options de souscription réservées aux salariés

Les options de souscription réservées aux salariés font l'objet de la note 6b en annexe.

Filiales

Au 31 décembre 2004, ESA détenait les participations suivantes :

- FM, société anonyme au capital de 1 500 000 000 € : ESA détient 99,99 % du capital de FM.
- FM est la société co-concessionnaire avec la société britannique The Channel Tunnel Group Limited de la Liaison Fixe Transmanche. FM est également la filiale française emprunteuse au titre des crédits bancaires. ESA, en tant que société mère, a pour mission de lever les fonds propres nécessaires au financement de l'activité de sa filiale.
- ESGIE, groupement d'intérêt économique dans lequel ESA détient directement 30 % des droits, a été constitué en novembre 1987. Il centralise et gère les services communs du Groupe Eurotunnel. Il assure la gestion du personnel recruté en France et organise la fourniture de services au bénéfice des sociétés du Groupe.
- Trois sociétés par actions simplifiées portant la dénomination Eurotunnel Participations 1, Eurotunnel Participations 2 et Europorte dont le capital de 38 112 € est détenu à 99,96 % par ESA. Ces sociétés n'ont eu aucune activité en 2004.
- Une SAS portant la dénomination Europorte 2 SAS, au capital de 3 millions d'euros détenu à 100 % par ESA et créée pour exercer l'activité d'opérateur ferroviaire. Cette société n'a exercé aucune activité en 2004.

Actionnariat

A la connaissance des administrateurs, aucun actionnaire ne détient seul, directement ou indirectement, 5 % ou plus des actions d'ESA et d'EPLC.

Modalités d'exercice de la Direction Générale de la société

Par délibération en date du 7 avril 2004, le Conseil a décidé de dissocier la présidence de la direction générale. La direction générale de la société est exercée par J.L Raymond. H. Huas l'a assisté en sa qualité de Directeur Général Délégué jusqu'au 30 mars 2005. Le Conseil a pris la décision de se saisir de toutes les questions relevant des domaines suivants : stratégie, restructuration de la dette, communication, relation avec les investisseurs et avec les actionnaires. Il a confié à son Président la responsabilité opérationnelle de ces domaines. Par décision du 11 mars 2005, le Conseil a également limité les pouvoirs du Directeur Général sur les sujets relevants de la responsabilité du Président.

Informations concernant les administrateurs et les dirigeants

La liste des mandats et fonctions exercés dans toute société, depuis le 7 avril 2004, par chacun des mandataires sociaux figure en page 1 du présent document.
Les renseignements concernant la rémunération des administrateurs durant l'exercice écoulé, leur rémunération ainsi que les avantages de toute nature versés par les sociétés du Groupe Eurotunnel figurent dans le Rapport du Conseil Commun sur la Rémunération des Administrateurs en page 28.
Au cours de l'assemblée générale ordinaire d'ESA du 7 avril 2004, les actionnaires ont révoqué l'ensemble des membres du Conseil d'ESA.
Les administrateurs actuels d'ESA figurant en page 1.

Information concernant les Commissaires aux Comptes

Suite au rejet de l'ensemble des résolutions présentées au vote lors de l'assemblée générale ordinaire d'Eurotunnel SA le 7 avril 2004, il n'a pas non plus été procédé au renouvellement ou à la nomination des commissaires aux comptes titulaires et suppléants de la société Eurotunnel SA. KPMG SA et Mazars et Guérard ont été désignés le 16 avril 2004 par ordonnance de référé de Madame le Président du Tribunal de Commerce de Paris pour une durée expirant lorsqu'il sera pourvu par l'assemblée générale d'Eurotunnel SA, à la nomination de ses commissaires aux comptes. Le Conseil proposera durant la prochaine assemblée générale d'Eurotunnel SA le renouvellement des commissaires aux comptes.
En ce qui concerne les filiales d'ESA, les nominations des commissaires aux comptes ont été effectuées en 2004 dans les conditions de droit commun.

Conventions réglementées

Le Rapport Spécial des Commissaires aux Comptes donne le détail des conventions entre la Société et les sociétés ayant, avec elle, des dirigeants ou Administrateurs communs, qui se sont poursuivies en 2004, aucune nouvelle convention n'ayant été conclue en 2004.

Plan d'épargne d'entreprise

En 1999, un plan d'épargne d'entreprise a été mis en place pour les salariés des sociétés françaises du Groupe. Au 31 décembre 2004, 1 158 salariés avaient souscrit au Fonds Commun de Placement en Unités Eurotunnel qui détenait 2 377 510 Unités, soit 0,09 % du capital de la société.

Délégations de pouvoirs en cours de validité dans le domaine des augmentations de capital

Sont en cours les délégations de pouvoirs au Conseil pour la création d'Unités par l'exercice d'options de souscription dans le cadre des plans d'options détaillés à la note 11b de la note 1 de l'annexe des Comptes Combinés et à la note 6b de l'annexe du présent rapport.
Le 10 février 2004, le Conseil a utilisé la délégation de compétence dans le cadre du plan d'options de souscription au bénéfice des dirigeants et membres du personnel du Groupe Eurotunnel approuvé le 6 mai 1999, suite à l'exercice d'options par un bénéficiare.

Le 25 avril 2005

Le Conseil d'Administration d'Eurotunnel SA

Rapport du Président d'ESA

Il est rappelé qu'afin de répondre aux exigences de la Concession, une structure a été mise en place permettant sa réalisation conjointement par des sociétés françaises et britanniques qui fonctionnent comme une organisation franco-britannique intégrée, dirigée par un conseil unique (le Conseil Commun). Le Conseil Commun dirige les activités d'Eurotunnel. Sous son autorité une direction unifiée est mise en place. Il est composé des membres des Conseils d'Administration d'ESA et d'EPLC qui sont également membres des Conseils d'Administration de FM et de CTG. Le Président du Conseil Commun est Président d'ESA, FM, EPLC et CTG, la présidence du Conseil d'Administration étant dissociée de la Direction Générale. L'organisation des travaux du Conseil d'ESA s'intègre donc dans celle du Conseil Commun. Les limitations des pouvoirs du Directeur Général d'ESA sont les mêmes que celles du Directeur Général du Groupe, et les procédures de contrôles, sont celles applicables à l'ensemble du Groupe. Ces trois questions sont détaillées dans le rapport du Conseil Commun sur le gouvernement d'entreprise en page 21. L'état d'avancement des travaux relatifs à la mise en application des normes IFRS est également détaillé note 24 (en annexe des comptes combinés).

Rapport des Commissaires aux Comptes sur le rapport du Président d'ESA

Rapport des commissaires aux comptes établi en application du dernier alinéa de l'article L. 225-235 du Code de commerce, sur le rapport du Président du Conseil d' Administration de la société Eurotunnel SA pour ce qui concerne les procédures de contrôle interne relatives à l'élaboration et au traitement de l'information comptable et financière.

En notre qualité de commissaires aux comptes de la société Eurotunnel SA et en application des dispositions du dernier alinéa de l'article L. 225-235 du Code de commerce, nous vous présentons notre rapport sur le rapport établi par le Président de votre société conformément aux dispositions de l'article L. 225-37 du Code de commerce au titre de l'exercice clos le 31 décembre 2004.
Sous la responsabilité du Conseil d'Administration, il revient à la direction générale de définir et de mettre en œuvre des procédures de contrôle interne adéquates et efficaces. Il appartient au Président de rendre compte, dans son rapport, notamment des conditions de préparation et d'organisation des travaux du Conseil d'Administration et des procédures de contrôle interne mises en place au sein de la société.
Il nous appartient de vous communiquer les observations qu'appellent de, notre part les informations données dans le rapport du Président, concernant les procédures de contrôle interne relatives à l'élaboration et au traitement de l'information comptable et financière.
Nous avons effectué nos travaux selon la doctrine professionnelle applicable en France. Celle-ci requiert la mise en œuvre de diligences destinées à apprécier la sincérité des informations données dans le rapport du Président concernant les procédures de contrôle interne relatives à l'élaboration et au traitement de l'information comptable et financière. Ces diligences consistent notamment à :

- prendre connaissance des objectifs et de l'organisation générale du contrôle interne, ainsi que des procédures de contrôle interne relatives à l'élaboration et au traitement de l'information comptable et financière, présentés dans le rapport du Président ;
- prendre connaissance des travaux sous-tendant les informations ainsi données dans le rapport.

Sur la base de ces travaux, nous n'avons pas d'observation à formuler sur les informations données concernant les procédures de contrôle interne de la société relatives à l'élaboration et au traitement de l'information comptable et financière, contenues dans le rapport du président du Conseil d'Administration, établi en application des dispositions du dernier alinéa de l'article L. 225-37 du Code de commerce.

Fait à Paris, le 26 avril 2005

KPMG Audit
Département de KPMG SA,
représenté par
F. Odent

Mazars & Guérard
représenté par
T. de Bailliencourt

Commissaires aux Comptes
Membres des Compagnies Régionales de Versailles et de Paris

Rapport Général des Commissaires aux Comptes
Exercice clos le 31 décembre 2004

En exécution de la mission qui nous a été confiée par ordonnance de référé de Madame le Président du Tribunal de Commerce de Paris en date du 16 avril 2004, nous vous présentons notre rapport relatif à l'exercice clos le 31 décembre 2004, sur :

– le contrôle des comptes annuels de la société Eurotunnel SA, tels qu'ils sont présentés aux pages 65 à 71 ;
– la justification de nos appréciations ;
– les vérifications spécifiques et les informations prévues par la loi.

Les comptes annuels ont été arrêtés par le conseil d'administration. Il nous appartient, sur la base de notre audit, d'exprimer une opinion sur ces comptes.

1 Opinion sur les comptes annuels

Nous avons effectué notre audit selon les normes professionnelles applicables en France ; ces normes requièrent la mise en œuvre de diligences permettant d'obtenir l'assurance raisonnable que les comptes annuels ne comportent pas d'anomalies significatives. Un audit consiste à examiner, par sondages, les éléments probants justifiant les données contenues dans ces comptes. Il consiste également à apprécier les principes comptables suivis et les estimations significatives retenues pour l'arrêté des comptes et à apprécier leur présentation d'ensemble. Nous estimons que nos contrôles fournissent une base raisonnable à l'opinion exprimée ci-après.

Nous certifions que les comptes annuels sont, au regard des règles et principes comptables français, réguliers et sincères et donnent une image fidèle du résultat des opérations de l'exercice écoulé ainsi que de la situation financière et du patrimoine de la société à la fin de cet exercice.

Sans remettre en cause l'opinion exprimée ci-dessus, nous attirons votre attention sur l'existence de deux incertitudes significatives exposées dans les notes 1 et 2 de l'annexe, relatives aux événements importants de l'exercice et aux principes de préparation des comptes annuels. Ces deux notes soulignent notamment que sur la base des projections établies à la lumière des résultats de l'exercice 2004 et des perspectives actuelles du Groupe, Eurotunnel S.A. est confrontée à :

– une première incertitude portant sur la continuité de l'exploitation des sociétés composant le Groupe Eurotunnel, dont la poursuite est subordonnée à la mise en place au plus tard dans le courant du 2ème semestre 2006, d'un plan de refinancement, ou, à défaut, à l'obtention d'un accord des prêteurs dans le cadre de la convention de crédit actuelle ;
– une deuxième incertitude, en partie liée à la première, portant sur la valorisation des titres de France Manche S.A. détenus par Eurotunnel S.A. et des avances actionnaires consenties par Eurotunnel S.A. à France Manche S.A., la valeur de ces titres et avances dépendant de la situation nette de France Manche S.A. qui peut varier en fonction de la valeur de ses actifs immobilisés. Les actifs immobilisés du Groupe sont portés par les deux sociétés concessionnaires France Manche et Channel Tunnel Group et leur valorisation a nécessité, conformément aux règles comptables, d'établir des projections financières sur la période de la Concession. Ces projections, préparées dans le contexte d'incertitude sur la continuité d'exploitation, ont nécessité de prendre pour hypothèse la poursuite des contrats opérationnels et financiers en vigueur et de retenir un niveau d'endettement du Groupe inférieur de 1,9 milliard d'euros au niveau actuel.

Au 31 décembre 2004, Eurotunnel S.A. a comptabilisé une provision complémentaire afin de déprécier la valeur de sa participation dans France Manche S.A. à hauteur de la situation nette. La valeur de cette participation représente l'essentiel des actifs d'Eurotunnel S.A.

France Manche SA a comptabilisé sur l'exercice une dépréciation exceptionnelle des actifs immobilisés de 280 millions d'euros correspondant à un taux d'actualisation implicite de 7,2 %. En effet, dans ce contexte d'incertitudes croissantes, Le Groupe a retenu les valeurs hautes des fourchettes de primes de risque de marché et de coefficients d'asset beta. Enfin, toutes choses égales par ailleurs, d'autres niveaux d'endettement envisageables ne conduiraient pas à un taux d'actualisation implicite supérieur à 7,7 % et des variations mêmes mineures des hypothèses retenues pourraient induire des conséquences significatives sur la valorisation des actifs. A titre illustratif, une variation de 0,10 % du taux d'actualisation implicite entraînerait une variation de la valeur d'utilité des actifs immobilisés de France Manche SA d'environ 105 millions d'Euros, qui viendrait modifier sa situation nette et par conséquent la valeur des titres et avances actionnaires chez Eurotunnel SA.

Il nous appartient de rappeler que s'agissant de projections financières sur la durée de la Concession, celles-ci présentent par nature un caractère incertain.

2 Justification des appréciations

En application des dispositions de l'article L.225-235 du Code de commerce relatives à la justification de nos appréciations, nous portons à votre connaissance les éléments suivants :

Sur la base de nos travaux et des informations qui nous ont été communiquées à ce jour, et dans le cadre de notre appréciation des règles et principes comptables suivis par votre société, nous avons vérifié que l'annexe donne une information appropriée sur la situation de la société au regard des incertitudes mentionnées ci-dessus, pesant sur la continuité de l'exploitation et la valorisation des actifs.

Les appréciations ainsi portées s'inscrivent dans le cadre de notre démarche d'audit des comptes annuels, pris dans leur ensemble, et ont donc contribué à la formation de notre opinion exprimée dans la première partie de ce rapport.

3 Vérifications et informations spécifiques

Nous avons également procédé, conformément aux normes professionnelles applicables en France, aux vérifications spécifiques prévues par la loi.

A l'exception de l'incidence éventuelle des faits exposés ci-dessus, nous n'avons pas d'autres observations à formuler sur la sincérité et la concordance avec les comptes annuels des informations données dans le rapport de gestion du conseil d'administration et dans les documents adressés aux actionnaires sur la situation financière et les comptes annuels.

En application de la loi, nous nous sommes assurés que les diverses informations relatives aux prises de participation et de contrôle et à l'identité des détenteurs du capital vous ont été communiqués dans le rapport de gestion.

Fait à Paris, le 26 avril 2005

KPMG Audit
Département de KPMG SA,
représenté par
F. Odent

Mazars & Guérard
représenté par
T. de Bailliencourt

Commissaires aux Comptes
Membres des Compagnies Régionales de Versailles et de Paris

Rapport Spécial des Commissaires aux Comptes sur les conventions réglementées
Exercice clos le 31 décembre 2004

En notre qualité de commissaires aux comptes de votre société, nous devons vous présenter un rapport sur les conventions réglementées dont nous avons été avisés.

Conventions autorisées au cours de l'exercice

Il ne nous appartient pas de rechercher l'existence de conventions mais de vous communiquer, sur la base des informations qui nous ont été données, les caractéristiques et les modalités essentielles de celles dont nous avons été avisés, sans avoir à nous prononcer sur leur utilité et leur bien-fondé. Il vous appartient, selon les termes de l'article 92 du décret du 23 mars 1967, d'apprécier l'intérêt qui s'attachait à la conclusion de ces conventions en vue de leur approbation.

Nous vous informons qu'il ne nous a été donné avis d'aucune convention visée à l'article L.225-38 du Code du Commerce.

Conventions approuvées au cours d'exercices antérieurs dont l'execution s'est poursuivie durant l'exercice

Par ailleurs, en application du décret du 23 mars 1967, nous avons été informés que l'exécution des conventions suivantes, approuvées au cours d'exercices antérieurs, s'est poursuivie au cours du dernier exercice :

Avances à la Société France Manche SA

Au 31 décembre 2004, le montant des avances sous forme d'avances actionnaire sans échéance et sans intérêt consenties à FM était de 122 millions d'euros.

Convention d'intégration fiscale

En décembre 2002, ESA a notifié à l'administration française le renouvellement pour 5 ans de son option en faveur du régime de l'intégration fiscale institué par l'article 68 de la loi de finances pour 1988.

Les filiales intégrées sont France Manche, et les 3 sociétés par actions simplifiées, Eurotunnel Participations 1, Eurotunnel Participations 2 et Europorte. La convention d'intégration fiscale prévoit que les charges d'impôts sont comptabilisées dans les comptes des sociétés intégrées comme en l'absence d'intégration fiscale et que les économies et pertes d'impôts réalisées par le Groupe sont comptabilisées chez la société mère et considérées comme un résultat immédiat de l'exercice.

Contrat de Société en Participation

Le Conseil d'Administration a approuvé, le 13 août 1986, la signature d'un Contrat de société en participation qui a été signé le jour même par FM, CTG, ESA et EPLC. Ce contrat a été amendé par des avenants en date des 25 septembre 1986, 23 juillet et 14 octobre 1987.

Ce contrat prévoit que FM et CTG sont associées dans une société constituant une société en participation de droit français et un « partnership » de droit anglais, ayant pour objet l'exploitation et l'entretien de la Liaison Fixe Transmanche.

Aux termes de ce contrat, les coûts et dépenses supportés par FM et CTG aux fins de cette association sont partagés à parts égales entre FM et CTG, qui apportent à l'association les droits découlants et le bénéfice de tous les contrats et biens dont elles disposent en relation avec l'objet de l'association. FM et CTG partagent les bénéfices ou supportent les pertes de l'association à parts égales.

Conventions de Crédit

Aux termes d'un contrat, l'« Owning Group Guarantee Agreement » en date du 4 novembre 1987, tel que modifié par avenants en date des 16 décembre 1987, 25 octobre 1990, puis réitéré le 13 février 1992, le 26 mai 1994, le 23 février 1996, le 7 avril 1998 et le 18 janvier 1999 et le 11 juillet 2002, les sociétés du Groupe Eurotunnel, dont ESA, se sont toutes engagées solidairement à garantir le remboursement et le paiement de toutes les sommes dues par chacune d'elles au titre des contrats de financement décrits ci-dessous.

1. Contrat de Crédit en date du 4 novembre 1987 tel que modifié par avenants en date des 16 décembre 1987, et 25 octobre 1990 puis réitéré le 13 février 1992, le 26 mai 1994, le 23 février 1996, le 3 mars 1998, le 1er février 1999 et le 9 avril 1999 et le 11 juillet 2002, tel que modifié par avenant du 12 juin 2003 entre notamment EFL, FM, EPLC, la Société en sa qualité de société mère du Groupe Eurotunnel, Crédit Lyonnais et HSBC Bank Plc (en tant qu'Agents), Crédit Lyonnais et HSBC Investment Bank Plc (en tant que Banques Payeuses), les banques et institutions financières nommées audit contrat (les Banques), la BEI et la CECA et Citibank international plc aux termes duquel les banques ont mis à la disposition directement ou indirectement des sociétés du Groupe Eurotunnel, les crédits décrits ci-après.

(a) Un crédit au titre de la Dette Junior d'un montant initial de 2 879 millions d'euros et 1 607 millions de livres. Depuis janvier 2004 la totalité de la Dette Junior, pour un montant de 2 627 millions d'euros et 1 411 millions de livres porte intérêt à taux variable majoré de 1,25 %. Un intérêt supplémentaire est dû sur les montants impayés ou qui n'auraient pas été réglés par des tirages sur le Crédit de Stabilisation. Le remboursement de la Dette Junior doit commencer en janvier 2007. Elle peut, à tout moment et sans pénalité, faire l'objet d'un remboursement anticipé en tout ou en partie. En cas de remboursement anticipé partiel, les échéances de remboursement de la Dette Junior seront réduites au prorata du montant remboursé par anticipation.

(b) Un Emprunt Tier 1A, composé de trois tranches, la première d'un montant de 335 millions de livres (soit 475 millions d'euros) et la seconde d'un montant de 285 millions de livres (soit 404 millions d'euros), totalisant 620 millions de livres (soit 879 millions d'euros), qui seront amorties conjointement en deux paiements égaux effectués en 2027 et 2028 ; la troisième tranche de 120 millions de livres (soit 170 millions d'euros) sera amortie en une seule fois en 2026. L'emprunt Tier 1A porte intérêt à taux fixe, jusqu'à sa date d'échéance, fixée pour ce qui est des deux premières tranches, à 6,645 % par an et pour ce qui est de la troisième tranche, à 8,16 % par an.

(c) Le Crédit à Taux Révisable d'un montant initial de 1 118 millions d'euros et 624 millions de livres. Depuis le 26 janvier 2004, ce crédit porte intérêt à un taux variable déterminé en fonction du taux de rendement brut annuel des emprunts d'Etat appropriés français ou britannique selon le cas, de maturité équivalente, majoré de 0,5 % par an jusqu'à la fin de la Période de Stabilisation et de 1,5 % l'an par la suite. Un intérêt supplémentaire, identique à celui de la Dette Junior, est dû sur les montants impayés. Les tirages effectués au titre du Crédit à Taux Révisable devront être remboursés au plus tard le 31 décembre 2050 et devront être convertis en Obigations à Taux Révisables dans les 135 jours de la fin de la Période de Stabilisation.

(d) Un crédit au titre de la 4e Tranche d'un montant de 120 millions d'euros et 47 millions de livres. La partie en livres porte intérêt à taux fixe majoré de 1 %, et la partie en euros porte intérêt à taux variable majoré de 1 %. La Dette 4e Tranche est remboursable entre 2006 et 2019.

(e) Un Crédit de Stabilisation, libellé en euros et en livres dont le montant, s'établit à un niveau équivalent à 1,85 milliards de livres, a été mis en place. Le Crédit de Stabilisation peut être utilisé, jusqu'à la fin de la Période de Stabilisation, soit le 31 décembre 2005 et dans la limite de plafonds contractuels, dans certaines circonstances, pour régler l'intérêt dû au titre de la Dette Junior (Tier 2 et 3) et du Crédit à Taux Révisable, dans la mesure où l'intérêt ne peut être réglé en numéraire. Ce crédit porte intérêt à taux zéro pendant toute la Période de Stabilisation. Par la suite, le Crédit de Stabilisation portera intérêt à taux variable majoré de 1,25 %. Un intérêt supplémentaire, identique à celui de la Dette Junior, sera dû sur les montants impayés. Dans les 18 mois suivant la période à taux zéro, les crédits peuvent être convertis en émission obligataire à l'option d'Eurotunnel. Le remboursement de ce crédit serait échelonné entre le 15 mars 2018 et le 15 mars 2026. Eurotunnel dispose de la faculté dans certaines conditions, de rembourser de façon anticipée en Unités l'ensemble du Crédit de Stabilisation et des Obligations de Stabilisation émises au 31 décembre 2004, ainsi que les tirages effectués sur le Crédit de Stabilisation au cours de l'année 2005. Ce remboursement suppose l'accord préalable de l'Assemblée Générale des actionnaires à la majorité requise et qu'il n'existe pas de Cas de Défaillance auquel il n'aurait pas été remédié ou dérogé au titre des Accords de Crédit. Le prix de souscription des Unités à émettre est fixé contractuellement à 0,57£ plus 0,87€ par Unité, sous réserve de certains ajustements, notamment pour refléter les fluctuations du taux de change €/£.

Au 31 décembre 2004, les tirages effectués au titre de la Dette Junior par FM s'élevaient à 2 627 millions d'euros et les tirages effectués par EFL s'élevaient à 1 411 millions de livres après prise en compte des opérations de rachat et de refinancement partiel réalisées depuis la restructuration de 1998.

Au 31 décembre 2004, les tirages effectués par FM et EFL au titre de l'emprunt Tier 1A s'élevaient aux montants mis à disposition.

Au 31 décembre 2004, les tirages au titre du Crédit à Taux Révisable effectués par FM s'élevaient à 445 millions d'euros et les tirages effectués par EFL s'élevaient à 159 millions de livres après prise en compte des opérations de rachat réalisées depuis la restructuration de 1998.

Au 31 décembre 2004, les tirages effectués par FM et EFL au titre de la Dette 4e Tranche s'élevaient aux montants mis à disposition.

Au 31 décembre 2004, les tirages au titre du Crédit de Stabilisation effectués par FM s'élevaient à 389 millions d'euros et les tirages effectués par EFL s'élevaient à 256 millions de livres. Ces montants incluent le solde des intérêts différés sur les ORU qui ont été convertis en Obligations de Stabilisation.

Tous les frais et honoraires de conseils et consultants engagés par les banques signataires des conventions de crédit, dans le cadre de la mise en place et de la gestion de cette convention, leur sont remboursés.

Aux termes d'une lettre d'instruction en date du 16 décembre 1987, telle que modifiée par avenants en date du 25 octobre 1990, du 23 février 1996 et réitérée conformément à l'avenant du 11 juillet 2002, la société Clemet (« l'Emetteur ») a émis une nouvelle lettre de garantie « La Lettre de Garantie Globale » en date du 7 avril 1998 et modifiée le 18 janvier 1999 et réitérée le 11 juillet 2002 aux termes de laquelle l'Emetteur garantit le paiement de toutes sommes dues par les sociétés du Groupe Eurotunnel au titre du Contrat de Crédit dans la limite d'un plafond de 140 % des avances consenties par les banques au titre du Contrat de Crédit, à l'exclusion des Avances de Stabilisation.

2. Contrat de Crédit Senior : autorisé en 1998 et conclu le 18 janvier 1999, tel que modifié le 9 avril 1999 et le 11 juillet 2002 et le 12 juin 2003 entre FM et EFL, les Banques Senior, dont le Crédit Lyonnais et la HSBC Bank Plc, la BEI et la CECA aux termes duquel les Banques Senior se sont engagées à mettre à la disposition des sociétés du Groupe un crédit d'un montant de 141 millions d'euros et 140 millions de livres. Une partie de la Dette Senior (93 millions d'euros et 140 millions de livres) porte intérêt à taux variable le solde portant intérêt à taux fixe. L'échéancier de remboursement du Crédit Senior qui doit débuter le 15 juin 2009, est prévu pour assurer un remboursement intégral le 15 décembre 2012.

Au 31 décembre 2004, les tirages effectués par FM et EFL au titre du Contrat de Crédit Senior s'élevaient aux montants mis à disposition.

Tous les frais et honoraires de conseils et consultants engagés par les banques signataires, dans le cadre de la mise en place et de la gestion de cette convention, leur sont remboursés.

Aux termes d'une seconde lettre d'instruction en date du 26 mai 1994, telle que modifiée puis réitérée conformément à l'avenant du 7 avril 1998 et modifiée le 18 janvier 1999 et conformément à l'avenant du 11 juillet 2002, la société Clemet (« l'Emetteur ») a émis une nouvelle lettre de garantie « Lettre de Garantie Senior » en date du 7 avril 1998, modifiée le 18 janvier 1999 et le 11 juillet 2002 aux termes de laquelle elle garantit le paiement de toutes sommes dues par les sociétés du Groupe au titre du Contrat de Crédit Senior dans la limite d'un plafond de 140 % du montant des avances consenties par les banques au titre du Contrat de Crédit Senior.

3. En application de l'« Owning Group Guarantee Agreement » ESA est garante de toute somme due au titre des 423 570 Obligations Participantes émises par FM et EFL au prix de 1 508,18 euros et 1 000 livres, et demeurant en circulation à la suite des opérations de rachat depuis la restructuration de 1998. Ces obligations portent un coupon fixe de 1 % l'an. A compter de la fin de la Période de Stabilisation ces obligations ouvriront droit au paiement, en plus du coupon fixe, à un coupon variable égal à 23,3 % du cash flow net disponible après imputation notamment, des remboursements de dette effectués. Ces obligations seront remboursées au plus tard le 30 avril 2040. Ces obligations peuvent faire l'objet d'un remboursement anticipé ou rachat sur le marché avec annulation. Lorsque les obligations ont été partiellement remboursées par anticipation ou rachetées et annulées, le pourcentage utilisé pour le calcul du coupon variable est réduit de la même façon que l'est le montant en principal des Obligations Participantes émises.

4. En application de l'« Owning Group Guarantee Agreement », ESA est garante de toute somme due au titre des 118 221 Obligations de Stabilisation émises par FM au 31 décembre 2004, d'une valeur nominale de 1 000 euros chacune et des 78 014 Obligations de Stabilisation émises par EFL au 31 décembre 2004, d'une valeur nominale de 1 000 livres chacune. Ces Obligations de Stabilisation ont été attribuées aux titulaires d'ORU dont les intérêts différés devenaient exigibles conformément aux dispositions du Contrat d'émissions des ORU. Elles porteront intérêt à compter du jour suivant la Date de Fin de la Période de Stabilisation à un taux et des périodes d'échéance tels que définis au dit Contrat d'Émission. Elles seront remboursables (sauf cas de remboursement anticipé) sur une période commençant à courir le 15 mars 2018 et s'achevant le 15 mars 2026.

Contrats relatifs aux Sûretés

Aux termes du « Contrat cadre de sûretés » signé le 16 décembre 1987, tel que modifié par avenants en date des 25 octobre 1990, 20 septembre 1991,

13 février 1992, 24 août 1992, 26 mai 1994, 23 février1996, réitéré le 11 juillet 2002 et modifié par avenant le 1er février 1999 et le 9 avril 1999 entre les sociétés du Groupe Eurotunnel dont ESA, la société Clemet, le Crédit Lyonnais, et la HSBC Bank Plc agissant tant comme Agents du Syndicat Bancaire que des Banques Senior et du prêteur Tier 1A, ESA s'est engagée à consentir des sûretés et garanties sur la plupart de ses biens et droits tels que décrits au contrat, au profit de Clemet en garantie de ses obligations et celles des autres sociétés du Groupe au titre des deux lettres d'instruction décrites ci-dessus, et au profit des Banques, Banques Senior ainsi que de tout nouveau Prêteur autorisé.

Aux termes d'un contrat intitulé « Fourth English Debenture » en date du 7 avril 1998 conclu entre les sociétés du Groupe Eurotunnel dont ESA, le Crédit Lyonnais, la BNP, la National Westminster Bank Plc et la HSBC Bank Plc en qualité de « Relevant Agents » et The Law Debenture Trust Corporation Plc en qualité de « Security Trustee », ESA s'est notamment engagée à étendre au profit des titulaires des Nouveaux Instruments, le bénéfice des sûretés anglaises consenties aux Prêteurs aux termes des précédentes Debentures en date respectivement des 16 décembre 1987, 25 octobre 1990 et 26 mai 1994 telles qu'amendées.

Au 31 décembre 2004, les actions des filiales, la plupart des comptes bancaires et bénéfice des contrats les plus importants étaient donnés en garantie.

Nous avons effectué nos travaux selon les normes professionnelles applicables en France ; ces normes requièrent la mise en œuvre de diligences destinées à vérifier la concordance des informations qui nous ont été données avec les documents de base dont elles sont issues.

Fait à Paris, le 26 avril 2005

KPMG Audit
Département de KPMG SA,
représenté par
F. Odent

Mazars & Guérard
représenté par
T. de Bailliencourt

Commissaires aux Comptes
Membres des Compagnies Régionales de Versailles et de Paris

Bilan
au 31 décembre 2004

	Références à l'annexe	Brut en euros	Dépréciations en euros	31 décembre 2004 Net en euros	31 décembre 2003 Net en euros
Actif					
Immobilisations financières					
Participations	3	3 235 671 783	2 826 795 331	408 876 452	1 614 741
Créances rattachées à des participations	4	121 629 553	–	121 629 553	932 590 531
Actif immobilisé		3 357 301 336	2 826 795 331	530 506 005	934 205 272
Créances clients et comptes rattachés		1 456 877	–	1 456 877	1 962 025
Créances sur l'État et autres collectivités publiques		154 950	–	154 950	241 800
Groupe et associés	5	6 589 665	–	6 589 665	8 077 470
Autres créances		–	–	–	46
Disponibilités		–	–	–	100 453
Actif circulant		8 201 492	–	8 201 492	10 381 794
Charges constatées d'avance		2 722	–	2 722	–
Total de l'actif		**3 365 505 550**	**2 826 795 331**	**538 710 219**	**944 587 066**
Passif					
Capital social	6			381 917 132	381 914 599
Primes d'émission	6			1 706 256 827	1 706 256 083
Réserve	6			5 102 987	5 102 987
Report à nouveau	7			(1 150 798 435)	(433 398 544)
Résultat de l'exercice				(405 172 887)	(717 399 891)
Capitaux propres				537 305 624	942 475 234
Groupe et associés	5			114 291	114 291
Fournisseurs et comptes rattachés				1 017 651	1 613 091
Dettes fiscales et sociales				259 250	339 547
Autres dettes				13 403	44 903
Dettes*				1 404 595	2 111 832
Total du passif				**538 710 219**	**944 587 066**

* Part à plus d'un an : néant (2003 : néant).
L'annexe fait partie intégrante des comptes annuels.

Compte de résultat de l'exercice 2004

	Références *à l'annexe*	31 décembre 2004 *en euros*	31 décembre 2003 *en euros*
Produits d'exploitation			
Production vendue de services	8	7 358 987	4 340 987
Total produits d'exploitation		7 358 987	4 340 987
Charges d'exploitation			
Autres achats et charges externes	9	7 212 917	3 984 910
Salaires et charges		–	–
Impôts et taxes		11 349	5 103
Autres charges		73 209	149 364
Total charges d'exploitation		7 297 475	4 139 377
Résultat d'exploitation		**61 512**	**201 610**
Produits financiers			
Reprise sur provisions	3	600 159 522	–
Total produits financiers		600 159 522	–
Charges financières			
Dotation pour dépréciation des titres de participation et créances aux participations	3	1 005 358 865	717 565 237
(Gains)/pertes de change		1 306	2 514
Total charges financières		1 005 360 171	717 567 751
Résultat financier		**(405 200 649)**	**(717 567 751)**
Résultat exceptionnel		**–**	**–**
Impôt	**10**	**33 750**	**33 750**
Résultat de l'exercice		**(405 172 887)**	**(717 399 891)**

L'annexe fait partie intégrante des comptes annuels.

Annexe

1 Activités du Groupe et événements importants

ESA a été constituée en France le 30 octobre 1985, avec pour objet principal de prendre des participations dans des sociétés ayant directement ou indirectement pour objet la construction et l'exploitation de la Liaison Fixe Transmanche. Elle détient, à ce titre, la quasi-totalité du capital de FM, l'une des deux sociétés concessionnaires de la Liaison Fixe. Elle a, en outre, conclu, en 1986, avec FM, EPLC, et CTG, d'une part, un Contrat de société en participation qui prévoit la constitution d'Eurotunnel, société en participation entre FM et CTG, et d'autre part un Contrat de structure de sociétés qui prévoit notamment le « jumelage » des actions d'ESA et d'EPLC sous forme d'« Unités ». Dans le cadre de ces accords, il est prévu de partager entre les sociétés françaises et britanniques les coûts et les produits des opérations liées à la conception, au financement, à la construction et à l'exploitation de la Liaison Fixe.

ESA, société holding du Groupe Eurotunnel en France, assure pour le compte des Concessionnaires les relations avec les actionnaires. Dans ce cadre, ESA inscrit au compte de résultat les prestations de personnel relatives à ses activités, qui lui ont été facturées par les sociétés du Groupe : ESGIE et ESL. ESA facture à FM sa prestation de relations actionnaires et autres prestations pour compte, qui s'élèvent en 2004 à 7 millions d'euros.

Evénements importants de l'exercice

Restructuration opérationnelle – projet DARE

Eurotunnel a établi à partir de juin 2004 un diagnostic comprenant à la fois la situation financière du Groupe et les implications opérationnelles pour chacune des composantes de son activité. DARE est un projet d'entreprise qui contribue au redressement d'Eurotunnel. Un élément clé de ce projet est l'amélioration des marges de l'activité cœur de métier, les services navettes, en réalignant la capacité à la demande des clients. La réduction de la capacité excédentaire, les réductions supplémentaires des coûts administratifs et une revue complète des contrats de sous-traitance et d'approvisionnement, vont entraîner des économies. La mise en œuvre de ce plan a commencé en novembre 2004 ; son plein effet est attendu à compter de 2006. Les conséquences sociales et la résiliation anticipée de certains contrats de sous-traitance ont été provisionnées en 2004 à hauteur de 52 millions d'euros.

Situation de la trésorerie prévisionnelle

Les conséquences financières des projections établies à la lumière des résultats de 2004 et des perspectives actuelles incluant les conséquences des mesures du plan DARE sont les suivantes :

- La situation de trésorerie en 2005 reste protégée par le mécanisme des Avances de Stabilisation, dont l'émission permet de couvrir à une hauteur maximale de 60 millions de livres (85 millions d'euros au taux de clôture) la partie des intérêts qui ne peuvent être payés en numéraire. Compte tenu des aléas liés notamment à la poursuite de la mise en œuvre du plan DARE, qu'ils soient d'ordre financier ou opérationnel, cette situation de trésorerie reste sujette à certaines incertitudes. Sur la base des prévisions d'exploitation les plus récentes à la date d'arrêté des comptes, le niveau des Avances de Stabilisation disponible devrait permettre d'assurer le service de la trésorerie jusqu'à fin 2005, date à laquelle le niveau de liquidité devrait être équivalent au « Permitted Float » (montant maximum tel que défini par les Conventions de Crédit) soit 25 millions de livres (35 millions d'euros au taux de clôture).
- En 2006, le Groupe ne bénéficiera plus du mécanisme des Avances de Stabilisation, rendant ainsi la situation de trésorerie plus vulnérable, notamment à la fin des mois de janvier et juillet 2006, en raison du paiement des charges financières en application de la Convention de Crédit actuelle.
- En 2007, Eurotunnel ne sera pas en mesure de faire face à ses échéances contractuelles dès le 1er semestre.
- Les flux de trésorerie prévisionnels reposent sur des hypothèses que le Groupe considère raisonnables et réalistes. Ces prévisions de trésorerie prennent en compte à compter du 1er janvier 2006 l'hypothèse de conversion des Avances et Obligations de Stabilisation. En l'absence de cette conversion et sur la base des Avances et Obligations existantes au 31 décembre 2004 et des taux d'intérêt actuels, une charge financière annuelle complémentaire d'environ 38 millions d'euros serait supportée par le Groupe. De même, des perturbations notables à l'activité du Groupe ou des événements non prévisibles ou non quantifiables à la date d'arrêté des comptes en liaison, entre autres avec l'issue du litige avec les Réseaux, pourraient rapprocher la date à partir de laquelle le Groupe sera dans l'incapacité de faire face à ses engagements financiers.

Restructuration financière

Eurotunnel a obtenu de ses Prêteurs une dérogation (« waiver ») valable jusqu'au 31 janvier 2006 définissant les conditions préalables au démarrage de négociations avec ses créanciers en vue de restructurer sa dette. Cette dérogation prévoit notamment la remise au plus tard le 15 juillet 2005 d'une proposition de plan de restructuration ainsi qu'un mode opératoire structuré de communication entre le comité des créanciers et Eurotunnel. Il peut être mis fin à cette dérogation à tout moment en cas de non respect par les parties de leurs engagements réciproques.

Par ailleurs, conformément aux dispositions de la restructuration de 1998, Eurotunnel devra proposer aux actionnaires de se prononcer sur la conversion des Avances et Obligations de Stabilisation en Unités lors d'une assemblée générale extraordinaire devant se tenir avant fin 2005. Les conditions et conséquences de cette éventuelle conversion sont décrites aux notes 11c et 14c de l'annexe des Comptes combinés.

Enfin, dans ce contexte de restructuration, Eurotunnel pourrait rechercher, entre autres, la mise en place dans le cadre des Conventions de Crédit actuelles, d'une ligne de crédit supplémentaire d'un montant maximum de 50 millions de livres (71 millions d'euros au taux de clôture). Des contacts exploratoires ont permis de confirmer la faisabilité de cette mise en place, dans l'hypothèse où cette facilité s'avérerait nécessaire.

Continuité d'exploitation

La validité du principe de continuité d'exploitation dépend de la capacité du Groupe à mettre en place un refinancement ou à défaut d'obtenir un accord des Prêteurs dans le cadre des Conventions actuelles au plus tard dans le courant du deuxième semestre 2006.

Le Groupe estime que l'ensemble des mesures exposées ci-dessus, visant à apporter une solution satisfaisante à ses besoins de financement peut être mis en place avant la date à laquelle il sera dans l'incapacité de faire face à ses engagement financiers. L'application du principe de continuité de l'exploitation dans les comptes clos le 31 décembre 2004 a été appréciée sur la base des éléments décrits ci-dessus.

Valeurs des actifs

L'évaluation des actifs immobilisés du Groupe a été effectuée conformément à la norme IAS36 qui prévoit la comparaison de la valeur nette comptable des actifs avec la valeur des projections de flux de trésorerie d'exploitation futurs actualisés et en appliquant la méthode « Adjusted Present Value ».

L'application de cette norme au 31 décembre 2003 avait fait ressortir une valeur d'utilité des actifs des deux sociétés concessionnaires inférieure de 1,8 milliard d'euros à leur valeur nette comptable, entraînant ainsi une dépréciation exceptionnelle de 922,5 millions d'euros chez France Manche SA, filiale d'Eurotunnel SA.

Au 31 décembre 2004, Eurotunnel a procédé à une nouvelle estimation de la valeur d'utilité des actifs des deux sociétés concessionaires, correspondant à un taux d'actualisation implicite de 7,2 % (2003 : 7 %), qui a conduit à un complément de dépréciation exceptionnelle de 280 millions d'euros chez France Manche SA, filiale d'Eurotunnel SA.
Compte tenu des incertitudes croissantes auxquelles il doit faire face, Eurotunnel a considéré approprié à ce jour de retenir les valeurs hautes des fourchettes de primes de risque de marché et de coefficients d'« asset beta ».
Le taux d'actualisation implicite a été déterminé conformément à la norme sur le principe que les actifs du Groupe constituent une unité génératrice de trésorerie unique et selon la méthode « Adjusted Present Value ». Cette méthode repose sur la prise en compte d'hypothèses de flux de trésorerie prévisionnels et de niveaux d'endettement ainsi que de taux de marché sur la durée de la Concession.
La valeur d'utilité a été calculée dans le contexte de l'incertitude relative à la continuité de l'exploitation et sur la base des flux de trésorerie d'exploitation des contrats opérationnels et financiers en vigueur. Ainsi, et aux seules fins de cette valorisation, le Groupe a déterminé, comme l'année précédente, l'économie fiscale liée aux charges financières sur la base d'un niveau d'endettement du Groupe inférieur de 1,9 milliard d'euros au niveau actuel. Dans le cadre de la poursuite des contrats en vigueur, et toutes choses égales par ailleurs, d'autres niveaux d'endettement du Groupe envisageables ne conduisent pas à un taux d'actualisation implicite supérieur à 7,7 %. Des changements relativement mineurs des hypothèses retenues amèneraient des modifications matérielles à cette valorisation ; à titre illustratif une variation de 0,10 % du taux d'actualisation implicite entraînerait une variation de la valeur d'utilité des actifs immobilisés du Groupe d'environ 210 millions d'euros, soit 105 millions d'euros chez France Manche SA, filiale d'Eurotunnel SA.

Réclamations des Réseaux ferroviaires

En vertu de la Convention d'Utilisation du 29 juillet 1987 entre les Réseaux Ferroviaires et Eurotunnel, les Réseaux doivent contribuer chaque année aux coûts d'exploitation d'Eurotunnel.
Les Réseaux ont initié une procédure d'arbitrage sous la tutelle de la Chambre de Commerce Internationale au sujet du montant de leur contribution dans un premier temps, pour les années 1997 et 1998 et dans un second temps, pour les années 1999 à 2002. La réclamation totale des Réseaux porte sur un montant estimé au maximum à 140 millions d'euros.
Le Tribunal Arbitral a décidé, dans une sentence partielle rendue le 30 janvier 2003, que la demande des Réseaux au titre de 1997 et 1998 n'était pas recevable car forclose. Cette sentence a un caractère définitif et exécutoire. La recevabilité et le bien-fondé de la demande pour 1999 à 2002 restent à établir par le Tribunal Arbitral : elle doit faire l'objet d'une instruction séparée qui se poursuit en 2005.
Eurotunnel reste confiant dans l'issue de ce litige. Le Groupe n'a donc pas modifié son appréciation des années antérieures et n'a pas constitué de provision tant au niveau de son compte de résultat que de ses prévisions de trésorerie.

Les autres événements importants de l'exercice 2004 et du début de l'exercice 2005 sont décrits et détaillés dans le Rapport Annuel Abrégé du Groupe.

Résultat de l'exercice

La perte de l'exercice ressort à 405 172 887 euros.

2 Principes et méthodes comptables

Les comptes ont été établis dans la perspective de la continuité de l'exploitation, selon la méthode du coût historique et conformément aux principes comptables généralement admis en France, et ceux décrits ci-après.

Continuité de l'exploitation

Les Comptes ont été établis sur la base de la continuité de l'exploitation et suivant les modalités des contrats de crédit.
Comme indiqué en note 1, la validité du principe de continuité d'exploitation dépend de la capacité du Groupe à mettre en place un refinancement ou à défaut d'obtenir un accord des Prêteurs dans le cadre des Conventions actuelles au plus tard dans le courant du deuxième semestre 2006.
Si celle ci n'était pas assurée, les comptes devraient faire l'objet d'ajustements qu'il n'est pas possible d'apprécier à ce jour sur la réduction des actifs à leur valeur de réalisation et sur la prise en compte de tout passif éventuel.
Les Prêteurs pourraient chercher à exercer dans le cadre des dispositions légales applicables en France et en Grande-Bretagne, le droit de substitution prévu dans l'Acte de Concession et leurs sûretés au titre des conventions de crédit.

Évaluation des titres de participation

Les titres de participation sont évalués selon le principe de la quote-part des capitaux propres déterminés d'après les règles de consolidation.

Valeurs mobilières de placement

Les valeurs mobilières de placement figurent au bilan pour leur coût d'acquisition. Lorsque leur valeur d'inventaire est inférieure à leur coût d'acquisition, une provision pour dépréciation est constituée du montant de la différence. Les postes « Valeurs mobilières de placement » et « Disponibilités» comprennent les intérêts courus à recevoir.

Convention fiscale

La Convention fiscale signée par ESA prévoit que les charges d'impôts sont comptabilisées dans les comptes des sociétés intégrées, comme en l'absence d'intégration, et que les économies et pertes d'impôts réalisées par le Groupe sont comptabilisées chez la société mère et considérées comme un résultat immédiat de l'exercice.

3 Participations

Au 31 décembre 2004, les titres de participation s'analysent comme suit :

(en euros)	FM	ESGIE	Autres sociétés non consolidées (b)
Capital	1 500 000 000	1 500	3 114 337
Autres capitaux propres (hors résultat de l'exercice)	–	–	–
Quote-part du capital détenu (en %)	99,9 %	30 %	99,9 %
Valeur comptable des titres détenus :			
brute : 3 235 671 783	3 232 557 042	450	3 114 291
nette : 408 876 452	405 761 712	450	3 114 291
Prêts et avances consentis par la société et non encore remboursés			
brute : 121 629 553	121 629 553	–	–
nette : 121 629 553	121 629 553	–	–
Cautions et avals donnés par la société	(a)	(a)	(a)
Chiffre d'affaires hors taxes du dernier exercice écoulé	386 158 928	98 809 024	–
Résultat	(405 199 343)	–	–
Situation nette	405 761 803	1 500	3 114 337

(a) Ces informations sont mentionnées en note 13 de l'annexe.
(b) Les autres sociétés n'ont pas eu d'activité pendant l'exercice.

En date du 7 avril 2004, ESA a sousrit aux 1 411 120 500 actions nouvelles de 1 € émises par la société France Manche par compensation avec sa créance sur la société. Les titres de France Manche ont été dépréciés au 31 décembre 2004 à hauteur des pertes de la société soit une dotation complémentaire de 1 005 358 865 euros dont 405 199 343 euros au titre des pertes de 2004 et 600 159 522 euros au titre des pertes de 2003 précédemment imputées sur la créance de ESA vis à vis de la société France Manche. Une reprise équivalente à la dépréciation complémentaire de 600 159 522 euros a été constatée sur les créances rattachées aux particpations.

4 Créances rattachées à des participations

Le solde de ce poste correspond aux fonds mis à disposition de FM sans échéance et sans intérêt.

5 Groupe et associés

(en euros)	31 décembre 2004	31 décembre 2003
Créances		
EPLC	100 652	88 457
FM	6 489 013	7 989 013
Autres	(114 291)	(114 291)

Les comptes courants mentionnés ci-dessus ne sont pas porteurs d'intérêts.

6 Capital social et primes d'émission

Capital social (actions ordinaires)	
Au 1er janvier 2004	
2 546 097 327 actions à 0,15 €	381 914 599
Augmentation de capital :	
16 886 actions à 0,15 €	2 533
Au 31 décembre 2004	
2 546 114 213 actions à 0,15 €	381 917 132
Primes d'émission	
Au 1er janvier 2004	1 706 256 083
Augmentation de capital	744
Au 31 décembre 2004	1 706 256 827
Réserve*	
Au 1er janvier 2004	5 102 987
Au 31 décembre 2004	5 102 987

* Cette réserve non distribuable est la conséquence de la conversion du capital social d'ESA en euros.

a. Le 13 août 1986, un Contrat de structure de sociétés a été signé entre ESA, EPLC, FM et CTG qui prévoit, entre autres, que les actions d'ESA et d'EPLC seront « jumelées », de telle sorte qu'une action d'ESA et une action d'EPLC forment une « Unité ». Les statuts d'ESA et les Articles of Association d'EPLC limitent les transferts d'actions aux transferts simultanés d'un nombre égal d'actions de chaque société.

b. L'assemblée générale d'ESA et d'EPLC du 23 mai 1991 a autorisé pour une durée de 5 ans l'attribution au bénéfice des dirigeants et des membres du personnel, d'options de souscription d'Unités.
Au cours de l'exercice 2004, aucune option attribuée au titre de ce plan n'a été exercée.
Le 6 mai 1999, les assemblées d'ESA et d'EPLC ont autorisé l'attribution d'options de souscription d'Unités Eurotunnel, pour une durée de 5 ans, dans le cadre de nouveaux plans d'options français et britanniques et d'un plan d'épargne salariale réservé aux salariés des sociétés britanniques du Groupe. Le prix d'exercice des options attribuées au titre des plans d'option de souscription français et britanniques, ne peut être inférieur au chiffre le plus élevé entre le cours de l'Unité la veille du jour de l'attribution de l'option ou la moyenne des cours cotés de l'Unité aux 20 séances de bourse précédant le jour de l'attribution. Le prix d'exercice des options attribuées dans le cadre du plan d'épargne salariale britannique ne peut être inférieur au chiffre le plus élevé entre 80 % du cours de l'Unité la veille du jour de l'attribution de l'option ou à 80 % de la moyenne des cours de l'Unité à l'ouverture des 20 séances de la Bourse de Londres précédant la date d'attribution des options.
Au cours de l'exercice 2004 et en vertu de cette dernière autorisation, il a été procédé :

- le 27 février à une attribution à 436 bénéficiaires, d'options permettant de souscrire 15 047 456 Unités au prix de 0,52 € ou 0,35 £, entre le 27 février 2007 et le 26 février 2014, sous réserve que le cours de l'Unité ait augmenté d'un taux annuel supérieur d'au moins 4 points à la moyenne de « the underlying UK Retail Price Index » et de l'indice mensuel des prix à la consommation hors tabac-ensemble des ménages au cours d'une période de trois ans minimum.
- le 27 février dans le cadre du plan d'épargne salariale britannique, à l'attribution à 264 bénéficiaires, d'options permettant de souscrire 3 443 186 Unités au prix de 0,28£, entre le 1er avril 2009 et le 30 septembre 2009.

Au cours de l'exercice 2004, selon les règles du plan d'option de 1999, 16 886 Unités ont été créées par l'exercice d'options suite au départ d'un bénéficiaire.
Le montant total des options encore en vigueur et attribuées au titre des anciens et nouveaux plans permet à 2 443 bénéficiaires de souscrire à 64 185 914 Unités selon les conditions suivantes :

Options de souscription

	Unités restant à souscrire à fin : **					Prix d'exercice		
Date d'attribution	2004	2006	2010	2012	2014	€	£	Période d'exercice
11 avril 1995	300 747					2,23	1,81	11.04.1999 au 10.04.2005
18 juin 1999	5 486 704	5 486 704				1,46	0,95	18.06.2002 au 17.06.2009
17 septembre 1999*	255 171					–	0,73	01.11.2004 au 30.04.2005
24 novembre 1999	5 727 000	5 727 000				1,27	0,81	24.11.2002 au 23.11.2009
31 mars 2000*	553 767					–	0,61	01.05.2005 au 31.10.2005
31 mars 2000	3 339 060	3 339 060				1,24	0,76	31.03.2003 au 30.03.2010
16 mars 2001*	471 096					–	0,62	01.05.2006 au 31.10.2006
16 mars 2001	3 985 070	3 985 070	3 985 070			1,26	0,77	16.03.2004 au 15.03.2011
1er mai 2002*	616 663	616 663				–	0,54	01.06.2007 au 30.11.2007
1er mai 2002	5 075 452	5 075 452	5 075 452			1,09	0,67	01.05.2005 au 30.04.2012
21 mars 2003*	9 516 948	9 516 948				–	0,21	01.05.2008 au 31.10.2008
21 mars 2003	13 744 036	13 744 036	13 744 036	13 744 036		0,39	0,26	21.03.2006 au 20.03.2013
27 février 2004*	2 889 637	2 889 637				–	0,28	01.04.2009 au 30.09.2009
27 février 2004	12 224 563	12 224 563	12 224 563	12 224 563		0,52	0,35	27.02.2007 au 26.02.2014
Total	**64 185 914**	**62 605 133**	**35 029 121**	**25 968 599**	–			

* Attribution dans le cadre du plan d'épargne salariale britannique.
** Montant maximum des options en circulation au 31 décembre 2004.

c. Selon les termes de la Convention de Crédit, Eurotunnel a la possibilité de convertir, avant fin 2005 et sous réserve de l'approbation des actionnaires, les Avances et Obligations de Stabilisation existantes en Unités (voir notre 1). En se basant sur le montant de 752 millions d'euros d'Avances et Obligations de Stabilisation au 31 décembre 2004, une telle conversion aboutirait à la création de 444 millions de nouvelles Unités au taux de conversion fixe de €1,69 au taux de change £1 = 1,418. La conversion des Avances et Obligations de Stabilisation représenterait 15% du nombre total d'Unités en circulation. Le nombre d'Unités après dilution serait alors de 2 990 millions d'Unités (en intégrant l'exercice des options de souscription). En l'absence de conversion et sur la base des taux d'intérêt actuels, une charge financière complémentaire d'environ 38 millions d'euros par an serait supportée par le Groupe, à compter du 1er janvier 2006.

7 Report à nouveau

La perte de l'exercice 2003 est présentée en report à nouveau.

8 Production vendue de services

Ce poste comprend le produit des prestations de services mentionnées en note 1 et facturées à FM.

9 Autres achats et charges externes

Ce poste comprend principalement les charges afférentes aux prestations de services facturées par ESGIE et ESL, ainsi que les dépenses engagées pour le compte de FM.

10 Résultat et situation fiscale

Au 31 décembre 2004, le résultat fiscal du Groupe intégré est une perte de 95 millions d'euros ; le résultat fiscal d'ESA, hors intégration, est un bénéfice de 66 milliers d'euros.

11 Dirigeants sociaux

Le détail des rémunérations des dirigeants sociaux est indiqué dans le rapport du Conseil Commun sur la rémunération des administrateurs du Groupe Eurotunnel.

12 Unités et options détenues par les administrateurs

Unités et options détenues par les administrateurs et les rémunérations des administrateurs sont décrites aux pages 27 et 28 dans le Rapport du Conseil Commun sur la Rémunération des Administrateurs.

13 Engagements et passifs éventuels

Conformément aux termes des Conventions de Crédit, les sociétés du Groupe Eurotunnel se sont engagées à consentir aux créanciers des sûretés sur tous leurs actifs, droits et biens autres que ceux détenus par EDL, OPL, CLL, PMSi et les sociétés CRL. En application des contrats de crédit, en cas de survenance d'un cas de défaillance, les créanciers pourraient dans certaines circonstances, chercher à exercer le droit de substitution tel que prévu dans la Concession d'Eurotunnel et les sûretés qui leur ont été consenties aux termes des Conventions de Crédit.
Au 31 décembre 2004, les actions des filiales d'ESA et d'EPLC, la plupart des comptes bancaires, matériel roulant réceptionné, marques déposées et bénéfice des contrats les plus importants ont été donnés en garantie selon le droit français. En droit anglais, tous les actifs, droits et biens appartenant aux sociétés du Groupe Eurotunnel autres qu'EDL, OPL, CLL, PMSi et les sociétés CRL, font l'objet d'une garantie globale. Certains terrains, constructions et bâtiments, appartenant à différentes filiales du Groupe Eurotunnel, ont été donnés en garantie. Mise à part les sûretés préalablement citées, le Groupe n'a pris aucun autre engagement hors bilan, significatif.
Voir note 1 pour une description des réclamations des Réseaux ferroviaires.

Résultat de la Société au cours des cinq derniers exercices

(en euros)	2004	2003	2002	2001	2000
Capital en fin d'exercice					
Capital social	381 917 132	381 914 599	354 382 674	312 637 103	317 654 432
Nombre d'actions ordinaires existantes	2 546 114 213	2 546 097 327	2 362 551 164	2 084 247 356	2 083 676 484
Nombre maximal d'actions futures à créer par exercice de droits de souscription ou dont l'émission a été autorisée par l'Assemblée*	508 403 120	193 595 611	464 602 293****	630 334 470***	684 101 156**
Opérations et résultats de l'exercice					
Chiffre d'affaires hors taxes	7 358 987	4 340 987	3 086 022	11 758 209	3 636 192
Résultat avant impôts, participation des salariés et dotations aux amortissements et provisions	60 206	199 096	33 051	4 930 716	1 688 971
Impôts sur les bénéfices	33 750	33 750	45 000	34 301	49 546
Résultat après impôts, participation des salariés et dotations aux amortissements et provisions	(405 172 887)	(717 399 891)	(11 949)	4 896 415	1 639 425
Résultat distribué	–	–	–	–	–
Résultat par action					
Résultat après impôts, participation des salariés et avant dotations aux amortissements et provisions	ns	ns	ns	ns	ns
Résultat après impôts, participation des salariés et dotations aux amortissements et provisions	(0,16)	(0,28)	ns	ns	ns
Dividende attribué à chaque action	–	–	–	–	–

* Voir note 6 des comptes d'ESA.
** En prenant pour hypothèse l'exercice de la totalité des Bons 2001 et 2003 et le remboursement par le produit de l'exercice des Bons d'une partie des 457 052 703 Obligations Remboursables en Unités.
*** En prenant pour hypothèse l'exercice de la totalité des Bons 2003 et le remboursement par le produit de l'exercice des Bons d'une partie des 457 052 703 Obligations Remboursables en Unités.
**** En prenant pour hypothèse l'exercice de la totalité des Bons 2003 et le remboursement par le produit de l'exercice des Bons d'une partie des 181 382 196 Obligations Remboursables en Unités.

Contents

Directors' Report
for the year ended 31 December 2004

The Directors submit their Report and the Accounts for the year ended 31 December 2004 for the Eurotunnel plc Group of companies (EPLC Group).

Results

The results for the year are set out in the consolidated profit and loss account on page 77. Movements in reserves are described in Note 20.
The directors do not recommend the payment of a dividend.

Activities

The principal activity of the EPLC Group is the operation and financing of a fixed link under the Channel between England and France under a Concession from the UK and French governments, the term of which is currently due to expire in 2086. The fixed link is operated jointly with the Eurotunnel SA Group of companies (ESA Group) under a partnership agreement. The EPLC Group and the ESA Group operate collectively as the Eurotunnel Group.

Review of business developments and prospects

The development of the Eurotunnel Group's business and its prospects are described on pages 1 to 20 of the Summary Annual Report. The contents of this Annual Report and Accounts were approved by the directors on 25 April 2005. The Directors consider that it is appropriate for the accounts to be prepared on a going concern basis.

Share capital

The issued shares of EPLC are, under the Corporate Structure Agreement with The Channel Tunnel Group Limited (CTG), Eurotunnel SA (ESA) and France Manche SA (FM), twinned respectively with the shares of ESA, the Company's counterpart in France. One share in EPLC and one share in ESA together constitute one "Unit".
It is these Units which are listed on the London Stock Exchange, the Bourse in Paris and the Bourse in Brussels.
Details of shares in issue and employee share options outstanding are described in Note 18 to the accounts.

Substantial interests

As at 25 April 2005, EPLC had not been notified pursuant to sections 198 to 212 of the Companies Act 1985 of any interest in 3% or more of its issued share capital.

Directors

The directors who served during the year were:

Date	Appointed	Resigned
ADACTE	7 April 2004	
Pierre Cardo	7 April 2004	29 November 2004
Roy Chapman	8 December 1995	7 April 2004
Michel Combes	13 October 2000	7 April 2004
Vivienne Cox	1 July 2001	7 April 2004
Yves Déjou	17 October 1997	7 April 2004
Keith Edelman	8 December 1995	7 April 2004
Jacques Gounon	17 December 2004	
Chris Green	8 December 1995	7 April 2004
Hervé Huas	7 April 2004	
François Jaclot	19 July 2002	7 April 2004
Philippe Lagayette	5 February 1993	7 April 2004
Charles Mackay	17 October 1997	7 April 2004
Jacques Maillot	7 April 2004	4 March 2005
Charles Petruccelli	27 June 1996	7 April 2004
Jean-Louis Raymond	7 April 2004	
Robert Rochefort	7 April 2004	
Richard Shirrefs	1 January 2002	7 April 2004

On 4 March 2005, Henri Rouanet was co-opted as an independant non-executive director following the resignation of Jacques Maillot from the Joint Board.

In view of the imposant issues the Board has had to consider and the limited number of directors since 7 April 2004, the Board has not been in a position to appoint a senior independent non-executive director as recommended by the Combined Code.
The directors holding office at the date hereof are named on page 30 of the Report and Accounts. The beneficial interests of the directors holding office at the end of the year in the share capital of the Company and its subsidiaries are shown on page 55 of the Combined Accounts.

Directors' interests in contracts

The Board is not aware of any contract of significance (other than the service contracts summarised on page 54) in relation to the Company or its subsidiaries in which any director has any material interest.

Employees and disabled persons

Within the EPLC Group there is close consultation between senior management and other employees on important matters with a view to keeping employees informed about the activities and position of the Group. The Eurotunnel Company Council provides a forum for consultation between the Company and employees of Eurotunnel Services Limited on a regular basis, so that the views of employees can be taken into account in making decisions which are likely to affect their interests. The Company Council is an elected body consisting of 7 representatives and 10 deputies.
Details of the annual bonus share option and ShareSave schemes operated by the Group are set out in the Report of the Board on Directors' Remuneration on page 53. These schemes help to promote the involvement of all employees in the future of the Group. It is Group policy to give full and fair consideration to the employment of disabled persons with suitable aptitudes and abilities. Full consideration is given to continuing the employment of staff who become disabled and to providing training and career development opportunities to disabled employees.

Eurotunnel share option scheme

Note 18 to these accounts gives details of the options awarded in 2004 under the schemes approved at the annual general meeting in 1999. Options granted previously will remain valid until they lapse in accordance with the rules under which they were granted.

Charitable/political donations

Charitable donations of £995 (2003: £16,322) were made by the EPLC Group during the year. No political donations were made (2003: £nil).

Corporate governance

Details of the system of Corporate Governance at Eurotunnel, together with information on the internal control framework, are set out on pages 49 to 52. The report of the Board on Directors' Remuneration is set out on pages 53 to 56.

Creditor payment policy

The Group's operating companies, principally The Channel Tunnel Group Limited and France Manche SA, are responsible for agreeing the terms and conditions under which transactions with suppliers are conducted. It is Group policy that payments to suppliers are generally made in accordance with these terms and no specific payment code is followed. The company had no material trade creditors at the year end.

International Financial Reporting Standards (IFRS)

See Note 24 of the Combined Accounts.

Annual General Meeting

The Annual General Meeting of the company will be held on 17 June 2005 in Coquelles, France. Formal notices of the meetings and proxy forms will be sent out in May.

As a result of the rejection of all of the resolutions proposed at the Annual General Meeting of Eurotunnel SA on 7 April 2004, it was not possible to renew the appointment of the auditors of Eurotunnel plc, and on 21 June 2004, the Secretary of State for Trade and Industry made the appointment of KPMG Audit Plc as auditor of EPLC. For the subsidiaries of EPLC, the appointment of the auditors was made in accordance with normal practice.

The Auditors, KPMG Audit Plc, have expressed their willingness to continue in office and a resolution proposing their re-appointment will be submitted to the Annual General Meeting.

By Order of the Board
Séverine P. Garnham
Secretary

25 April 2005

Statement of Directors' Responsibilities

Applicable United Kingdom company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and the Group and of the profit or loss for that period. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Independent Auditors' Report to the members of Eurotunnel plc

We have audited the financial statements on pages 77 to 92. We are also required as part of the audit of the group to audit part of the information required to be disclosed in the Directors' Remuneration Report on pages 53 to 56. Those parts of the Directors' Remuneration Report that we have been required to audit are the directors' remuneration table on page 56, the share options description on page 53 and the table and its footnotes on page 55, the amounts included within the retirements benefits on pages 53 and 54 and the amounts included in payment to former director on page 54.
This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the Annual Report and the directors' remuneration report. As described on page 75 this includes responsibility for preparing the financial statements in accordance with applicable United Kingdom law and accounting standards.
Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession's ethical guidance.
We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the Eurotunnel Group is not disclosed.
We review whether the statement on pages 49 to 52 reflects the company's compliance with the nine provisions of the 2003 FRC Code specified for our review by the Listing Rules and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Eurotunnel Group's corporate governance procedures or its risk and control procedures.
We read the other information contained in the Annual Report, including the corporate governance statement and the unaudited part of the directors' remuneration report, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We have conducted our audit in accordance with UK Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the directors' remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the EPLC Group's circumstances, consistently applied and adequately disclosed.
We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the directors' remuneration report to be audited.

Going concern

In forming our opinion, we have considered the disclosures made in Note 1 of the financial statements concerning the Group's proposals for a substantial refinancing of its debts, the outcome of which is uncertain. The note describes the negotiations currently underway to refinance the Group's debt or, if not, to obtain an agreement from the Lenders within the existing arrangements in the second half of 2006 at the latest, and explains that a successful outcome is necessary to enable it to continue to meet its debts as they fall due thereafter. In view of the significance of this matter we consider that it should be drawn to your attention, but our opinion is not qualified in this respect.

Recoverable amount of fixed assets

Without qualifying our opinion, we draw attention to the disclosures made in Note 9 to the financial statements concerning the significant uncertainties underlying the assumptions used by the directors in arriving at the recoverable amount of the EPLC Group's tangible fixed assets, at which they are recognised in the balance sheet following an impairment of £197 million charged in the year and the impact of varying those assumptions.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the EPLC Group as at 31 December 2004 and of the loss of the EPLC Group for the year then ended and the financial statements and the part of the directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
London, 26 April 2005

Consolidated Profit and Loss Account for the year ended 31 December 2004

£'000	Notes	2004	2003
Turnover	2	275,070	288,641
Other operating income		21,739	22,726
Staff costs	3, 4	(76,595)	(78,793)
Depreciation and amounts written off tangible fixed assets excluding exceptionals		(50,167)	(61,618)
Exceptional impairment of fixed assets	7	(197,500)	(650,000)
Exceptional write-offs		(55)	(602)
Depreciation and amounts written off tangible fixed assets	9	(247,722)	(712,220)
Other operating charges excluding exceptionals		(81,894)	(85,004)
Exceptional operational restructuring and refinancing	7	(28,370)	–
Other operating charges		(110,264)	(85,004)
Operating loss	**5**	**(137,772)**	**(564,650)**
Profit on sale of assets and subsidiary undertakings		4,391	25,789
Loss on ordinary activities before interest and taxation		(133,381)	(538,861)
Interest receivable and similar income	6a	29,861	51,833
Interest payable and similar charges	6b	(185,867)	(215,559)
Exceptional profit on financial operations	7	792	45,613
Loss on ordinary activities before and after taxation and for the financial year	**17, 20**	**(288,595)**	**(656,974)**

Notes:
- The results in the consolidated profit and loss account in both the current and the previous year relate to continuing operations.
- There were no recognised gains and losses apart from those reported in the profit and loss account for 2003 and 2004.
- The notes on pages 79 to 92 form part of these consolidated accounts.

Consolidated Cash Flow Statement for the year ended 31 December 2004

£'000	Notes	2004	2003
Net cash inflow from operating activities	26a	155,970	189,191
Returns on investments and servicing of finance	26b	(165,314)	(167,390)
Capital expenditure	26b	(816)	(114)
Cashflow (outflow)/inflow before financing		**(10,160)**	**21,687**
Financing	26b	531	(74,707)
Decrease in cash in the period		**(9,629)**	**(53,020)**

The notes on pages 79 to 92 form part of these consolidated accounts.

Consolidated and Parent Company Balance Sheets
as at 31 December 2004

£'000	Notes	Consolidated Balance Sheet 2004	Consolidated Balance Sheet 2003	Parent Company Balance Sheet 2004	Parent Company Balance Sheet 2003
Fixed assets					
Tangible assets	9	3,369,303	3,624,816	–	–
Investments in Subsidiary Undertakings	8	–	–	7,284	7,284
Investment in Eurotunnel Services G.I.E. (ESGIE)	10	1	1	1	1
		3,369,304	**3,624,817**	**7,285**	**7,285**
Current assets					
Stocks	11	4,671	6,265	–	–
Debtors	12				
Debtors due after more than one year		164,393	526,340	–	–
Debtors due within one year		72,442	89,793	102,554	388,964
		236,835	616,133	102,554	388,964
Investments	13	137,095	146,451	–	–
Cash at bank and in hand		11,468	11,741	92	151
		390,069	**780,590**	**102,646**	**389,115**
Creditors – Amounts falling due within one year	14	(202,846)	(265,113)	(528)	(980)
Net current assets		**187,223**	**515,477**	**102,118**	**388,135**
Total assets less current liabilities		**3,556,527**	**4,140,294**	**109,403**	**395,420**
Creditors – Amounts falling due after more than one year	15	(3,265,971)	(3,584,212)	–	–
Provisions for liabilities and charges	16	(70,592)	(47,525)	–	–
Net assets		**219,964**	**508,557**	**109,403**	**395,420**
Capital and reserves					
Called up share capital	18	25,461	25,461	25,461	25,461
Share premium account	20	1,140,767	1,140,765	1,140,767	1,140,765
Profit and loss account	20	(946,264)	(657,669)	(1,056,825)	(770,806)
Equity shareholders' funds	**22**	**219,964**	**508,557**	**109,403**	**395,420**

The notes on pages 79 to 92 form part of these consolidated accounts.

The accounts were approved by the Board of Directors on 25 April 2005 and signed on its behalf by Jacques Gounon, director and Chairman of EPLC.

Notes to the Accounts

1 Accounting policies

a. Basis of accounting

The accounts have been prepared in accordance with applicable UK accounting standards, apart from those matters set out in Notes 1d and g, under the historical cost convention and on the going concern basis. The notes to the accounts include memorandum amounts disclosed in accordance with the transitional provisions of FRS17 "Retirement Benefits".

Forecast cash position

The financial consequences of the forecasts prepared in the light of the 2004 results and the current outlook for the Group, taking into account the consequences of project DARE, are as follows:

- During 2005 the cash flow position remains protected by the mechanism by which interest that cannot be paid in cash can be settled by way of Stabilisation Advances up to a limit of £60 million. Taking into account the risks, especially those associated with the implementation of DARE, either financial or operational, the cash flow position remains subject to certain uncertainties. On the basis of the latest operating forecasts available at the date of the accounts, the amount of un-used Stabilisation Advances should allow sufficient cash up until the end of 2005, on which date the level of available cash is projected to be equal to the Permitted Float available to the Eurotunnel Group (EPLC and ESA) of £25 million (this is the maximum amount of cash that may be held by the Group as defined in the Credit Agreements).
- In 2006 the Group will no longer benefit from the Stabilisation Advances, rendering the cash flow position more vulnerable particularly at the end of January and July 2006 because of the interest payments due under the current Credit Agreements.
- From the first half of 2007 Eurotunnel will not be able to meet its contractual debt repayments.
- The cash flow forecasts are based on assumptions that the Group considers to be both reasonable and realistic. The forecasts assume the conversion of the Stabilisation Advances and Notes into Units by 1 January 2006. In the absence of this conversion and on the basis of current interest rates and the Stabilisation Advances and Notes as at 31 December 2004, an additional financial charge of approximately £27 million a year would be payable by the Eurotunnel Group. Furthermore, significant disruptions to the operations of the Group or events that are unforeseeable or unquantifiable at the date of the accounts in conjunction with, amongst other issues, the Railways dispute, could accelerate the date at which the Group would be unable to meet its financial obligations.

Financial restructuring

Eurotunnel has obtained a waiver from the Lenders which is valid up to 31 January 2006 and which defines the conditions under which the Eurotunnel Group can start debt restructuring negotiations with its creditors. In particular, the waiver requires a proposal of a restructuring plan by no later than 15 July 2005, as well as the establishment of a structured means of communication between Eurotunnel and its creditors. The waiver can be terminated at any time should either party not meet its respective responsibilities.
In order to convert the Stabilisation Advances and Notes into Units in accordance with the provisions of the 1998 restructuring, Eurotunnel will have to propose that its shareholders vote on the conversion at an extraordinary general meeting to be held before the end of 2005. The conditions and consequences of the potential conversion are described in notes 11c and 14c of the Combined Accounts.
Finally, in the context of the proposed financial restructuring, the Eurotunnel Group (EPLC and ESA) could look into, amongst other options and within the terms and conditions of the existing Credit Agreements, the putting into place of an additional line of credit up to a maximum of £50 million. Initial enquiries have confirmed the feasibility of putting this into place should the necessity arise.

Going concern

The going concern assumption depends on the Group's ability to put in place a refinancing plan or, if not, to obtain an agreement with the Lenders under the existing arrangements in the second half of 2006 at the latest.
The Group believes that the measures described above, which are intended to provide a satisfactory solution to the financing requirements of the Group, can be put in place before the date at which the Group will be unable to meet its financial obligations. The application of the going concern assumption in the 31 December 2004 annual accounts has been based on the assumptions described above. If such plans were not succesful and the Group's ability to trade as a going concern was not assured, certain adjustments would need to be made to the accounts; those adjustments would relate to the impairment of assets to their net realisable value and to the recognition of any contingent liabilities. Such amounts cannot be measured at present.
Within the French and British legal frameworks, the Lenders may seek to exercise the right to substitution included in the Concession Agreement and the securities over assets set out in the Credit Agreements.

b. Cost sharing

The Concession requires that the Eurotunnel Group shall share equally the cost price of the Project and all revenues and costs relating to the operation of the Fixed Link between the UK and French Companies.

- Concession fixed assets: all costs and revenues arising either directly or indirectly from the design, financing and construction of the Project were capitalised and shared between CTG and FM, and shown as fixed assets. Adjustments are made within fixed assets to equalise the cost between the Concessionaires.
- Operating revenues and costs: all revenues and costs arising from the operation of the Concession are accounted for in the profit and loss account of the Partnership and shared equally between the Concessionaires. Revenues and costs arising in Eurotunnel Group companies which do not relate to the operation of the Concession are not subject to these sharing arrangements.

c. Consolidation

- The Consolidated Accounts incorporate the accounts of EPLC and all of its subsidiary undertakings. Hence the accounts deal only with the result and state of affairs of the Eurotunnel Group insofar as these are recorded in the books of those companies, including the cost sharing adjustments described above. Separate accounts for ESA and for its subsidiaries have been prepared. The accounts of all companies are made up to 31 December annually.
The results of subsidiaries acquired are included in the profit and loss account from the date of acquisition. On the acquisition of a subsidiary, fair values, reflecting conditions at the date of acquisition are attributed to the separable assets and liabilities acquired.
- EPLC has taken advantage of the exemption under the Companies Act 1985 section 230 not to publish a separate profit and loss account dealing with the results of the company only (see Note 21).

d. Related party disclosures

As explained in Notes 1 and 2 to the Combined Accounts, EPLC, ESA and their subsidiaries collectively make up the Eurotunnel Group, the Combined Accounts being presented on pages 32 to 48 as if the Eurotunnel Group were a legal group. Accordingly, advantage has been taken of the exemption that would have been available under FRS8 "Related party disclosures" if the Eurotunnel Group had been a legal group, and EPLC therefore a subsidiary.

Consequently no additional disclosure has been given of transactions with other entities which are part of the Eurotunnel Group or investees of that group, qualifying as related parties of EPLC.

e. Turnover

Turnover comprises the value of sales of services and goods and rental income receivable in the normal course of business (excluding VAT). Turnover relating to travel services is recognised on the date of travel.

f. Tangible fixed assets and depreciation

Tangible assets are depreciated on a systematic basis in order to write down the costs of assets to their estimated residual value over their expected useful lives as follows:

Tunnels	Life of Concession
Terminals and related land	10 years – life of Concession
Fixed equipment and machinery	5 years – life of Concession
Rolling stock	5 – 60 years
Freehold land	not depreciated
Office equipment	3 – 10 years

The expected useful lives of the Group's assets are kept under review and revised where necessary according to experience. During 2004 the expected useful lives of certain items of rolling stock were revised from 40 years to between 30 and 60 years. Concession fixed assets depreciated over the life of the Concession are depreciated using a unit of throughput method based on revenue. The annual depreciation is calculated on the net book value and is a function of the proportion of the actual revenue for the year to the total estimated revenue from the commencement of the year to the end of the Concession, adjusted for inflation.

The initial purchase cost of certain fixed assets (for example track), which require regular renewal during the course of the Concession, is depreciated using the method applied to non renewable Concession fixed assets. Renewal expenditure on these assets is charged to the profit and loss account as incurred.

As all Concession fixed assets will be written down to £nil at the end of the Concession, depreciation of the final renewal cost of renewable assets will be based on the residual duration of the Concession.

All other depreciation is calculated on a straight line basis.

Financial Reporting Standard 15 "Tangible Fixed Assets" (FRS15) requires that an FRS11 impairment review is undertaken annually where the estimated remaining useful economic life of the tangible fixed asset exceeds 50 years. Financial Reporting Standard 11 "Impairment of fixed assets and goodwill" (FRS11) requires that any impairment be identified and measured by comparing the carrying value of fixed assets to the present value of projected cash flows using a market-based discount rate.

The application of this standard at 31 December 2004, on the basis of the assumptions described in Note 9, gives rise to an impairment charge of £197 million (2003: £650 million) (see Note 9).

g. Provisions

– Large scale maintenance

The Group is obliged by the terms of the Concession to maintain the assets which are necessary for the operation of the Fixed Link, in a good state of repair. Provision is therefore made for large scale maintenance, which covers the major expected maintenance costs other than regular maintenance and repairs expenditure, based upon a specific maintenance programme by asset categories.

– Provision for renewal of fixed assets

Provision for renewal is based upon the present value of the difference between the purchase or production cost and the estimated cost of the assets at the time of their renewal.

The above approach differs from that required by FRS12 "Provisions, Contingent Liabilities and Contingent Assets". Under that standard, as the Group is obliged by the terms of the Concession to transfer all movable property and intellectual property rights necessary for the operation of the Fixed Link to the French and United Kingdom governments for no payment on expiry or, in certain circumstances, early termination of the Concession, provision is required to be made for the present value of that part of the renewal cost of renewable assets from which the Group does not expect to benefit. The policy described above, though different, does not give rise to a material difference in these accounts.

– Provision for restructuring and similar cost

The Group provides for costs of restructuring, when detailed restructuring plans are approved, the features of the plans have been announced and implementation has commenced.

h. Current asset investments

Investments are stated at the lower of cost and market value.

i. Stocks

– Property

In respect of development work in progress, cost comprises the purchase price of property and land, development costs and, where appropriate, a proportion of associated overheads and attributable financing costs.

– Stock

Stocks are stated at the lower of cost and net realisable value and include non repairable spares. Repairable spares are included in the fixed assets category to which they relate. Slow moving stock items are subject to a provision for obsolescence.

j. Foreign exchange

Transactions in foreign currencies are converted into £ at the rate of exchange ruling at the date of the transaction except where foreign exchange contracts have been entered into. Monetary assets and liabilities denominated in foreign currencies are translated at the rate ruling at the balance sheet date. Exchange differences are dealt with in the Profit and Loss Account.

k. Deferred taxation

In accordance with FRS19 "Deferred Tax", deferred taxation is fully provided for on a non discounted basis at expected future corporation tax rates in respect of timing differences between profits computed for taxation and accounts purposes.

l. Financial instruments – hedging of interest rate and currency risks

The income and costs relating to interest rate swap and interest rate option transactions are recorded in the profit and loss account at their net cost on a time-apportioned basis over the period of the hedging contract.

Balances denominated in foreign currencies are not revalued insofar as matching currency options, swaps or forward foreign exchange contracts have been secured in equivalent currencies. The premiums relating to these contracts are taken to the profit and loss account on a time apportioned basis over the term of the hedging contract. The accrued income and costs (interest and exchange differences) are apportioned to the profit and loss account on a time basis.

m. Pension costs

The Group operates two pension schemes providing defined benefits based on final pensionable pay. The assets of the schemes are held separately from those of the Group. Contributions to the schemes are charged to the profit and loss account so as to spread the cost of pensions over the employees' working lives with the Group.

n. Earnings per share

FRS14 applies to companies whose shares are publicly traded. As the EPLC shares cannot be publicly traded in themselves but only as part of a Unit, the disclosure requirements apply to the combined earnings per Unit, which is disclosed on page 48.

o. Employee share schemes

With respect to the Inland Revenue approved ShareSave scheme, the company has taken advantage of the exemption under UITF17 and not charged the costs of such awards against profits.

2 Turnover

In the opinion of the directors the EPLC Group operates one class of business, that is the provision of transportation services between the UK and France and ancillary activities thereto. Turnover may be analysed by source as follows:

£'000	2004	2003
Shuttle Services	145,088	155,628
Railways	118,876	116,674
Retail and other	11,106	16,339
	275,070	**288,641**

All income is derived from the operation of the Channel Tunnel and therefore both originates in and is destined for either the UK or France.

3 Staff numbers and costs

a. The average number of persons (including directors) employed by the EPLC Group (all of whom were employed in the UK or France) analysed by areas was:

	2003	Movements	2004
Finance and other	131	(13)	118
Eurotunnel solutions	269	(269)	–
Technical / Shuttle	986	(986)	–
Passenger and Truck divisions	–	216	216
Operational divisions	–	983	983
	1,386		**1,317**

b. Total staff costs (including directors' remuneration) comprise:

£'000	2004	2003
Salaries and wages	31,776	32,761
Social security costs	2,423	2,559
Other pension costs	4,099	3,855
Other staff costs	1,549	1,703
	39,847	40,878
Staff seconded by ESGIE	34,036	34,874
	73,883	75,752
Staff seconded from third parties and temporary personnel	2,712	3,041
	76,595	**78,793**

Staff costs comprise amounts charged to EPLC Group companies in accordance with the cost sharing arrangements and therefore do not necessarily relate directly to the staff numbers disclosed in Note 3a above.

4 Directors' remuneration

All directors are directors of both EPLC and ESA. The total remuneration of these directors, from whatever source, in relation to the Eurotunnel Group is set out in the Report of the Board on Directors' Remuneration on pages 53 to 56.

5 Operating loss

Operating loss is stated after charging:

£'000	2004	2003
Auditors' remuneration for annual audit	200	195
Amounts paid under operating leases:		
Land and Buildings	162	209
Plant and machinery	925	965

Fees during the year for other services provided by the UK auditors, KPMG Audit Plc, and their associates in connection with their work as auditors were £70,000 (total non-audit fees for 2003: £138,000). The Group's policy with regard to Auditors' fees is set out in the Statement on Corporate Governance on page 52. The audit fees of the Company were £nil (2003: £nil).

6 Interest

a. Interest receivable and similar income

Interest receivable and similar income includes interest receivable of £29,318,000 (2003: £51,182,000) and a gain on exchange of £543,000 (2003: £651,000).

b. Interest payable and similar charges:

£'000	2004	2003
Payable on bank loans and overdrafts	184,182	212,953
Loan commitment fees and bank expenses	1,127	1,275
Exchange differences	558	1,331
Interest payable and similar charges	**185,867**	**215,559**

7 Exceptional items

The exceptional operational restructuring and refinancing cost of £28,370,000 includes costs related to the operational restructuring and refinancing as well as a charge of £18,184,000 to cover the consequences of the implementation of project DARE.

The exceptional profit of £792,000 (2003: £45,613,000) represents income generated by the buy back of debt below face value.

In 2004 there was an exceptional impairment of £197 million (2003: £650 million) (see Note 9).

8 Investments in subsidiary undertakings

a. Shares in subsidiary undertakings of EPLC at cost

£'000	2004	2003
At 31 December	**7,284**	**7,284**

b. The subsidiary undertakings of EPLC:

	Class of share	Percentage of share capital owned by Company	Percentage of share capital owned by Subsidiaries	Country of registration
The Channel Tunnel Group Limited	Ordinary	100	–	England
Eurotunnel Finance Limited	Ordinary	79	–	England
Eurotunnel Developments Limited	Ordinary	100	–	England
Eurotunnel Services Limited	Ordinary	–	75	England
Eurotunnel Trustees Limited	Ordinary	–	100	England
Le Shuttle Holidays Limited	Ordinary	–	100	England
Orbital Park Limited	Ordinary	–	100	England
Port Maritime Security International Limited	Ordinary	100	–	England
Gamond Insurance Company Limited	Ordinary	–	100	Guernsey
Cheriton Resources 1 Limited	Ordinary	100	–	England
Cheriton Resources 2 Limited	Ordinary	100	–	England
Cheriton Resources 3 Limited	Ordinary	100	–	England
Cheriton Resources 5 Limited	Ordinary	100	–	England
Cheriton Resources 6 Limited	Ordinary	100	–	England
Cheriton Resources 7 Limited	Ordinary	100	–	England
Cheriton Resources 8 Limited	Ordinary	100	–	England
Cheriton Resources 9 Limited	Ordinary	100	–	England
Cheriton Resources 10 Limited	Ordinary	–	100	England
Cheriton Resources 11 Limited	Ordinary	–	100	England
Cheriton Resources 12 Limited	Ordinary	–	100	England
Cheriton Resources 13 Limited	Ordinary	–	100	England
Cheriton Resources 14 Limited	Ordinary	–	100	England
Cheriton Resources 15 Limited	Ordinary	–	100	England
Cheriton Resources 16 Limited	Ordinary	–	100	England
Cheriton Resources 20 Limited	Ordinary	100	–	England
Cheriton Leasing Limited	Ordinary	100	–	England

The remaining ordinary shares in EFL and ESL are held by companies in the ESA Group.

The business of CTG is the design, construction and operation of the Project under the terms of the Concession.

The business of EFL is the provision of finance to other Eurotunnel Group companies.

The business of EDL and its subsidiary OPL is the development of property not directly within the Concession area.

The business of ESL is the employment of staff whose services are utilised by the Eurotunnel Group.

The business of ETRL was the operation of the Group's deferred bonus plan (under which the last payment was made in 2003).

The business of LSH was the sale of package holidays. This activity ceased in October 1998.

The business of PMSI is the provision of security consulting services.

The business of GICL is the provision of terrorism insurance cover to Eurotunnel.

The business of the CRL Companies, and of CLL is leasing.

In addition Tunnel Junior Debt Holdings Ltd, Fixed-Link Finance BV, Tunnel Stabilisation And Resettable Advances Ltd and Fixed-Link Finance 2 BV have been treated as quasi subsidiaries and have therefore been consolidated for the reasons described in Note 15.

9 Tangible fixed assets

£'000 Group	Concession assets: Assets in course of construction**	Tunnels	Terminals and related land	Fixed equipment and machinery	Rolling stock	Office equipment	Other fixed assets*	Total
Cost								
At 1 January 2004	10,246	2,179,931	701,439	1,204,066	696,531	35,709	3,989	4,831,911
Additions	196	–	929	1,176	2,152	1,828	–	6,281
Disposals	–	–	(9,848)	(5,944)	(90)	(305)	(3,578)	(19,765)
Transfers	(8,215)	–	7,197	(16,120)	12,347	(815)	–	(5,606)
At 31 December 2004	2,227	2,179,931	699,717	1,183,178	710,940	36,417	411	4,812,821
Depreciation								
At 1 January 2004	–	374,133	151,363	418,961	236,085	25,215	1,338	1,207,095
Charged in the period	–	5,371	5,570	22,268	14,514	2,362	137	50,222
Exceptional impairment	–	100,054	30,198	42,067	25,181	–	–	197,500
Released on disposals	–	–	(3,762)	(5,666)	(95)	(301)	(1,475)	(11,299)
Transfers	–	(47)	2,962	(9,542)	7,283	(656)	–	–
At 31 December 2004	–	479,511	186,331	468,088	282,968	26,620	–	1,443,518
Net book value								
At 31 December 2004	**2,227**	**1,700,420**	**513,386**	**715,090**	**427,972**	**9,797**	**411**	**3,369,303**
At 31 December 2003	**10,246**	**1,805,798**	**550,076**	**785,105**	**460,446**	**10,494**	**2,651**	**3,624,816**

* Included in freehold land and buildings at cost is the cost of freehold land amounting to £411,090 (2003: £616,913) which is not depreciable.

** From 1 January 2004, fixed assets will be cost shared upon completion rather than, as previously, at each period end during the course of construction. In consequence, a negative amount arises in transfers for the year 2004, mosty due to the reversal of previous cost sharing of assets still in course of construction in France.

In the UK, the Government has required CTG to transfer to it the title to freehold land and property acquired for the purpose of construction and operation of the Project, and in exchange has granted leases for the duration of the Concession. In France, all immovable assets within the Concession area are the property of the French State and will revert to it on the expiry of the Concession period.

On the expiry of the Concession period, the leases granted in the UK will come to an end and the interests of the Concessionaires in all movable property and intellectual property rights necessary for the construction and operation of the Project will become the joint property of the two states.

Fixed assets at cost at 31 December 2004 include capitalised interest of £957,933,000 (2003: £959,006,000).

The market value of freehold land and buildings does not differ substantially from the book value.

During 2004 the asset lives of certain items of rolling stock assets were revised to 30 to 60 years from 40 years, with the result that the depreciation charge was reduced by £0.9 million in the year.

The valuation of the Group's assets has been calculated on the basis described in Note 1(f) and below.

The valuation of the Group's assets has been carried out in accordance with FRS11, which compares the net book value of the assets to the value of the discounted forecast future operating cash flows, and by using the Adjusted Present Value (APV) methodology.

The application of this standard at 31 December 2003 gave rise to a value in use £650 million lower than the net book value of the assets, and led to an impairment charge for this amount in the 2003 accounts.

At 31 December 2004, Eurotunnel updated its impairment calculation, using an implicit discount rate of 7.2% (2003: 7%), which led to an additional impairment charge of £197 million.

Taking into account the increasing uncertainties that the Group is facing, Eurotunnel considered it appropriate at this date to use values in the upper ranges for the market risk premium and the asset «beta» ratios.

The implicit discount rate was determined in accordance with the standard on the basis of the Eurotunnel Group constituting a single income generating unit and using the APV methodology. This methodology requires assumptions to be made for both the forecast cash flows and the future level of the Eurotunnel Group's debt over the life of the Concession, as well as for the market interest rate.

The value in use was calculated in the context of the going concern uncertainty and on the basis of operating cash flows which assume no changes to existing operational and financing contracts. In addition, and only for the purposes of this valuation, the Eurotunnel Group has assumed, as in the previous year, an interest saving based on a level of debt £1.3 billion lower than the current level of debt. Within the assumption of no changes to existing contracts, all other things being equal, other foreseeable levels of debt would not lead to an implicit discount rate of greater than 7.7%. Relatively small changes in the assumptions used would lead to material changes in the value in use. By way of example, a variation of 0.10% in the implicit discount rate would correspond to a change in the value in use of the fixed assets of approximately £150 million for the Eurotunnel Group.

10 Fixed asset investments

	EPLC Group		Company	
£'000	2004	2003	2004	2003
Interest in ESGIE at cost	1	1	1	1

EPLC is a member of ESGIE in which it has a 20% direct interest plus a 27.9% interest through its subsidiaries. The business of ESGIE, which is a "Groupement d'Intérêt Economique" (G.I.E.), is the employment of staff whose services are utilised by the Eurotunnel Group and it has net assets of approximately £1,000. A G.I.E. is an organisation incorporated under French law with a separate legal personality. It has certain similarities with a partnership formed under English law.

11 Stocks

	EPLC Group		Company	
£'000	2004	2003	2004	2003
Spare parts	2,511	2,564	–	–
Development work in progress	2,160	3,701	–	–
	4,671	**6,265**	**–**	**–**

Development work in progress at 31 December 2004 includes capitalised interest of £114,219 (2003: £245,534).

12 Debtors

	EPLC Group		Company	
£'000	2004	2003	2004	2003
Due after more than one year				
Other financial debtors	145,375	499,851	–	–
Prepayments and accrued income	19,018	26,489	–	–
	164,393	526,340	–	–
Due within one year				
Trade debtors	21,412	21,077	–	–
Amounts owed by EPLC subsidiary undertakings	–	–	102,554	388,939
Amounts owed by ESA Group undertakings	2,134	2,532	–	–
Other debtors	11,918	8,943	–	–
Other financial debtors	22,062	41,815	–	–
Prepayments & accrued income	14,916	15,426	–	25
	72,442	89,793	102,554	388,964
Total debtors	**236,835**	**616,133**	**102,554**	**388,964**

Amounts owed by EPLC subsidiary undertakings and ESA Group undertakings have no fixed repayment dates. In the parent company balance sheet, the amount owed by EPLC Group companies has been provided for to the extent of the cumulative loss reported by CTG.

The Eurotunnel Group includes leasing companies in the UK which had debt outstanding of £167 million at 31 December 2004 (2003: £542 million). This debt is fully secured on an equivalent amount of lease receivables due to the companies. Through these transactions Eurotunnel has been able to obtain immediate value in cash for a proportion of its tax losses by the future surrendering of such losses by way of group relief to the leasing companies.

The significant reduction in 2004 in other financial debtors and creditors results from lease terminations and the putting of receivables on leasing transactions completed in previous years.

During the year, the interest receivable and similar income arising in the leasing companies amounted to £27 million. This is matched by an equivalent amount in interest payable.

13 Current asset investments

Current asset investments relate to short term certificates of deposit and other deposits with varying maturity dates, which are repayable on demand.

14 Creditors – amounts falling due within one year

£'000	EPLC Group 2004	EPLC Group 2003	Company 2004	Company 2003
Other loans	2,750	–	–	–
Bank overdrafts	–	–	–	–
Trade creditors	9,284	16,796	32	39
Amounts due to EPLC subsidiary undertakings	–	–	3	54
Amounts due to ESA Group undertakings	8,326	8,011	166	135
Other creditors including taxation and social security	12,450	14,425	109	317
Other financial creditors (see Note 12)	22,062	41,815	–	–
Accrued interest on bank loans and Loan Notes	66,746	109,111	–	–
Other accruals and deferred income	31,458	26,450	218	435
Trade cash advances	49,770	48,505	–	–
	202,846	**265,113**	**528**	**980**

Accrued interest shown above includes interest on Senior Debt which is settled in cash and interest on restructured Junior Debt which is settled as described in Note 15.

Bank overdrafts are repayable on demand.

Trade cash advances represent principally advance payments from the Railways under the minimum usage charge clause of the Railway Usage Contract.

15 Creditors – amounts falling due after more than one year

£'000	EPLC Group 2004	EPLC Group 2003	Company 2004	Company 2003
Loan Notes	1,673,634	1,632,760	–	–
Bank loans	1,429,121	1,426,691	–	–
Other loans	–	2,901	–	–
Amounts due to ESA Group undertakings	17,841	20,641	–	–
Other financial creditors (see Note 12)	145,375	499,851	–	–
Deferred income	–	1,368	–	–
	3,265,971	**3,584,212**	**–**	**–**

a. Analysis of Loan Notes and bank loans

£'000 Group	31 December 2003	Reduction of debt and cancellation of interest	Conversion of deferred interest	Interest not paid in cash*	31 December 2004
Loan Notes					
Participating Loan Notes	423,570	–	–	–	423,570
Stabilisation Notes	37,140	(1)	40,875	–	78,014
EFL Loan Notes	460,710	(1)	40,875	–	501,584
Guaranteed Notes	232,000	–	–	–	232,000
Senior Notes	200,000	–	–	–	200,000
Senior Subordinated Notes	50	–	–	–	50
Fixed-Link Finance BV Loan Notes	432,050	–	–	–	432,050
Guaranteed Notes	620,000	–	–	–	620,000
Class A Notes	120,000	–	–	–	120,000
Fixed-Link Finance 2 BV Notes	740,000	–	–	–	740,000
Total Loan Notes	**1,632,760**	**(1)**	**40,875**	**–**	**1,673,634**
Bank Loans					
Senior and 4th Tranche debt	187,000	–	–	–	187,000
Junior Debt	907,330	(1,972)	–	–	905,358
Resettable Advances	161,701	(2,806)	–	–	158,895
Stabilisation Advances	170,660	–	–	7,208	177,868
Total EFL Bank Loans	**1,426,691**	**(4,778)**	**–**	**7,208**	**1,429,121**

* Interest includes interest incurred during the period less interest paid in cash, or interest settled using the Stabilisation Facility.

b. Analysis of amounts falling due after more than one year

£'000 Group	Between 1 and 2 years	Between 2 and 5 years	More than 5 years	Total
Participating Loan Notes	–	–	423,570	423,570
Stabilisation Notes	–	–	78,014	78,014
EFL loan notes	–	–	501,584	501,584
Guaranteed Notes	–	–	232,000	232,000
Senior Notes	–	–	200,000	200,000
Senior Subordinated Notes	–	–	50	50
Fixed-Link Finance BV Loan Notes	–	–	432,050	432,050
Guaranteed Notes	–	–	620,000	620,000
Class A Notes	–	–	120,000	120,000
Fixed-Link Finance 2 BV Notes	–	–	740,000	740,000
Total Loan Notes	–	–	1,673,634	1,673,634
Senior and 4th Tranche debt	–	35,000	152,000	187,000
Junior Debt	–	54,321	851,037	905,358
Resettable Advances	–	–	158,895	158,895
Stabilisation Advances	–	–	177,868	177,868
Total EFL Bank Loans	–	89,321	1,339,800	1,429,121
Amounts due to ESA Group undertakings	–	–	17,841	17,841
Other financial creditors	17,681	45,647	82,047	145,375
Total creditors falling due after more than one year	**17,681**	**134,968**	**3,113,322**	**3,265,971**

c. Details of debt

The Participating Loan Notes, comprising 423,570 stapled notes, at 31 December 2004, issued at £1,000 in EFL and FRF 9,893 (€1,508.18) in FM, carry a fixed rate of interest of 1%. After the end of the Stabilisation Period (31 December 2005), they attract an additional variable coupon equal to 23.3% of the available net cash flow after debt service. These notes are repayable at the latest on 30 April 2040.

On 1st March 2001 Eurotunnel announced the success of the operation to repackage part of its Junior Debt. This operation enabled Eurotunnel to retain the benefit of favourable interest rates on its Junior Debt, while locking-in a substantial discount on the debt repackaged. The successful completion of this operation brought two main benefits for the Eurotunnel Group: (i) the right to receive surplus cash generated by the companies which have bought the Junior Debt, when this debt is refinanced. The Eurotunnel Group expects this refinancing to take place by 2009 and the surplus cash to be around £250 million; and (ii) the benefit of interest rate caps at no cost, covering the period 2004 to 2008 on £1.1 billion of Junior Debt.

Two special purpose vehicles Tunnel Junior Debt Holdings Limited (TJDH) and Fixed-Link Finance BV (FLF) were created to undertake this transaction. Although EPLC Group holds no shares in these entities, they have been consolidated as quasi subsidiaries on the basis that EPLC Group expects to derive the significant part of the benefit from this transaction.

FLF issued £232,000,000 Guaranteed Class G1 Notes due 2025, €365,000,000 Guaranteed Class G2 Notes due 2025, £200,000,000 Senior Class A1 Notes due 2025, €103,000,000 Class A2 Notes due 2025, £50,000 Senior Subordinated Class B1 Notes due 2025; €135,000,000 Class B2 Notes due 2025 and €142,000,000 Class C2 Subordinated Notes due 2025. The Class G1 Notes due 2025 and the Class G2 Notes due 2025 are guaranteed by an insurance company. As EFL was the holder of 48% of the repurchased debt, 48% of the new debt has been apportioned to the EPLC Group, which represents the sterling denominated debt.

The Notes will bear interest to February 2009 at the following rates - 6.30% per annum in respect of the Class G1 Notes, 5.75% per annum in respect of the Class G2 Notes, 7.50% per annum in respect of the Class A1 Notes, 6.90% per annum in respect of the Class A2 Notes, 8.50% per annum in respect of the Class B1 Notes, 7.85% per annum in respect of the Class B2 Notes and 10.75% per annum in respect of the Class C2 Notes.

In February 2009 or at a later date, Eurotunnel has the option to redeem its debt without penalty in whole or in part at a redemption price equal to the principal amount outstanding plus any accrued but unpaid interest. If Eurotunnel does not redeem the debt in February 2009 the Notes will bear interest at LIBOR + 1.10% per annum in respect of the Class G1 Notes, EURIBOR + 2.75% per annum in respect of the Class A2 Notes, LIBOR + 4.25% per annum in respect of the Class B1 Notes, EURIBOR + 4.25% per annum in respect of the Class B2 Notes and EURIBOR + 7.74% per annum in respect of the Class C2 Notes.

On 12 July 2002 Eurotunnel announced the completion of the debt buyback and refinancing proposals and the Equity Note exchange offer launched in March 2002.

As a result of these transactions Eurotunnel's debt was reduced by £446 million and an exceptional profit of £433 million was reported in 2002. Fixed-Link Finance 2 BV (FLF2) issued £740 million of bonds repayable from 2026-2028, of which £620 million were guaranteed by an insurance company. The funds from this issue were lent to Eurotunnel at fixed interest rates of between 6.645% and 8.16%. With this new loan (Tier 1A) Eurotunnel:

- repurchased £840 million of subordinated debt at a weighted average price of 43%, resulting in a net debt reduction of £443 million,
- refinanced at par £343 million of its Junior Debt which was due to be repaid between 2007 and 2012 with new debt repayable in 2026-2028,
- at the same time, the maturity of £232 million of Senior Debt was extended by seven years to 2009-2012.

The take up of the Equity Note tender offer was 60% of the £636 million of Notes outstanding, resulting in a reduction in Eurotunnel's interest charges of £17 million in 2003 (2002: £16 million).

The extension of debt repayments combined with the reduction in interest charges resulting from the debt buy back significantly reduces Eurotunnel's debt service over the next decade. No debt instrument is now repayable before 2006. The transaction has also resulted in the replacement of £1,186 million variable rate debt with £740 million of debt at fixed rates until 2026-2028, substantially reducing Eurotunnel's exposure to variable interest rates. As a result, over 80% of Eurotunnel's debt is either capped or fixed until 2009.

Two special purpose vehicles Tunnel Stabilisation And Resettable Advances Limited (TSARA) and Fixed-Link Finance 2 BV (FLF2) were created to undertake this transaction. Although EPLC Group holds no shares in these entities, they have been consolidated as quasi subsidiaries on the basis as stated above that EPLC Group derives the significant part of the benefit of this transaction.

FLF2 issued £620,000,000 listed Guaranteed Notes repayable in two equal annual instalments in 2027 and 2028, and £120,000,000 listed Class A Notes repayable in 2026. The Guaranteed Notes bear interest at 6.645% (including insurance) and the Class A Notes bear interest at 8.16%.

CTG lent £15 million to Fixed-Link Finance BV as part of this financial operation.

The Resettable Advances carried a fixed rate of interest of 7.03% until

26 January 2004, when the interest rate was re-fixed in relation to government bond rates with a margin of 0.5%. At the end of the Stabilisation Period this margin will increase to 1.5%. They are repayable by 31 December 2050.

The Junior Debt carried the same fixed rate of interest as the Resettable Advances until reset on various dates between 1 December 2003 and 8 January 2004, at a variable rate (LIBOR) with a margin of 1.25%. This debt is repayable between 2007 and 2025.

Stabilisation Advances in respect of Junior Debt and Resettable Advances are created each January and July to settle interest which becomes due but cannot be settled in cash. This Stabilisation Facility is available for drawing until the end of the Stabilisation Period subject to certain drawing limits (as described in Note 15g). It carries no interest charge until after the Stabilisation Period when the outstanding amounts carry a variable rate of interest (LIBOR) plus a margin of 1.25%.

Subject to certain conditions under the Credit Agreement, Eurotunnel can convert the Stabilisation Advances into new Units, via the Stabilisation Notes up to the end of the Stabilisation Period subject to the approval of shareholders. The terms on which the Stabilisation Advances and/or the Stabilisation Notes are prepaid in Units will be based on a unit price for EPLC of £0.57, subject to certain specified adjustments including adjustments for fluctuation in the €/£ exchange rate.

Eurotunnel may opt to issue Stabilisation Notes in exchange for Stabilisation Advances at par subject to certain conditions arising under the Credit Agreement, within the eighteen months following the end of the interest free period. Stabilisation Notes and Advances which have not been converted into Units are repayable between 2018 and 2026.

The Senior Debt (£140 million) carries a variable rate of interest (LIBOR). The Senior Debt is repayable between 2009 and 2012 and the margin is 1%. The Senior Debt is rated BBB by S&P.

The Fourth Tranche Debt comprises a fixed rate loan at 8.9475% drawn from the European Coal and Steel Community, repayable in 2019. It bears a margin of 1%.

All debt is fully secured. No significant modification to the debt covenants were made during the year. Debt repayments from 2006 (in million) are the following:

In £ million	2006	2007	2008	2009
£	–	14.1	28.2	77.4

The following events of default are applicable after the end of the Stabilisation Period:

(a) The ratio of operating cash flow to debt service costs plus capital expenditure (i) is less than 1.0 for any year in the period from 2006 (or if the Stabilisation Period is ended early, the first calendar year after the end of the Stabilisation Period) to 2011 and (ii) is less than 1.2 for any year in the period from 2012 to 31 December 2025.

(b) The ratio of turnover plus other operating income less operating expenditure (after depreciation) to total interest service costs (i) is less than 1.0 for any year in the period from January 2008 (or if the Stabilisation Period is ended early, the third calendar year after the end of the Stabilisation Period) to 2011 and (ii) is less than1.5 for any year from 2012 to 2025.

(c) The Borrowers fail to meet the default repayment schedule in respect of Junior Debt or fail to meet the repayment schedule in respect of Stabilisation Advances.

Fair values of financial liabilities cannot be estimated with sufficient reliability as they are not, with the exception of the Participating Loan Notes, traded on an organised market in a standard form. Whilst the Participating Loan Notes are listed on the Luxembourg Stock Exchange, there have been no Participating Loan Note transactions on this Exchange and therefore no reliable market price quotations are available. Fair values have therefore not been disclosed in the financial statements.

At 31 December 2004 the fair value of the interest rate hedging contracts was £(141.2) million (2003: £(133.2) million). This fair value was estimated using a replacement cost calculation at 31 December 2004.

d. Payment of accrued interest

Out of the £74 million of interest falling due in January 2005, £70 million was paid in cash and £4 million was settled using the Stabilisation Facility.

e. Interest rate exposure

From 2004, the total amount of the Junior Debt (£905 million), part of the Senior Debt (£140 million) and, the Resettable Advances (£159 million), carry a variable rate of interest before hedging.

In August 2000, EPLC Group purchased interest rate collars to limit the impact of possible future increases in interest rates on £1,071 million of its debt from 2004 to 2008. The maximum blended rates payable on this debt will range from 7.25% in 2004 to 8% in 2008. To reduce the upfront cost, EPLC Group wrote interest rate floor contracts on the same amount of debt for the same period and with the same counterparties. These contracts mean that the rates payable on average by EPLC Group will not fall below certain levels. These levels range from an average of 5.5% in 2004 to 4.98% in 2008. A cash premium of £23 million was paid for this interest rate protection which will be taken to the profit and loss account on a time-apportioned basis over the term of the hedging contracts.

As a result of the Junior Debt repackaging in March 2001, EPLC Group received interest rate caps on £536 million of its Junior Debt at the same blended rates and for the same periods as those set out in the above paragraph. No premium was paid and no interest rate floors were written by the Eurotunnel Group to obtain this hedging.

If market interest rates in 2005-2008 are above the interest rate cap rates, the counterparty banks will pay the difference between the two rates to the Eurotunnel Group. If market interest rates in 2005-2008 are below the interest rate floor rates, the Eurotunnel Group will pay the difference between the two rates to the counterparties. When market rates are between the cap and floor rates, no payments will be made under these contracts.

In March 2001, Fixed-Link Finance BV entered into a series of transactions whereby it purchased certain interest rate floor contracts and sold certain interest rate cap contracts, to provide some protection against rate movements during the period from 2004 to 2008. A cash premium of £22 million was paid by Fixed-Link Finance BV for this interest rate protection, which is being taken to the profit and loss account on a time-apportioned basis over the term of the hedging contracts. The fair value of these interest rate contracts at 31 December 2004 was £69.0 million (2003: £55.8 million), using a replacement cost calculation.

On 28 May 2003, Eurotunnel purchased an interest rate swap, which replaces a fixed rate of 4.315% with a variable interest rate equal to LIBOR on £200 million of debt in 2004 and 2005.

During 2004, a total of £8.2 million was paid in respect of the floor hedging contracts, and in January 2005 a further £2.2 million was paid in respect of these contracts.

In 2004, the EPLC Group incurred an interest charge of £186 million. Of this £23 million related to hedging contracts (£16 million interest on the hedging contracts and £7 million amortisation of the premuim), and £27 million related to interest payable arising in the leasing companies which is matched by an equivalent amount in interest receivable.

The table below indicates the sensitivity of interest charges for 2005 to variations in interest rates (excluding the effect of the option premium paid in 2000).

(in £ million)

3%	4%	5%	6%	7%	8%
155	164	172	186	205	215

f. Exchange rate exposure

All EPLC Group's external debt is denominated in sterling and hence no exchange gains or losses can arise on this debt. The major residual risk lies in the requirement under the Concession for EPLC Group to cost-share its activities with ESA Group. The residual inter-Group debt at 31 December 2004 was £24 million as compared to £8 million at 31 December 2003. A 10% change in the euro/sterling parity would result in unrealised exchange gains or losses of approximately £2 million.

g. Liquidity risk

All the debt is repayable after the Stabilisation Period (31 December 2005 or earlier under certain conditions, at Eurotunnel's option).

Interest due on the Junior Debt and Resettable Facility which cannot be met from available cash can, until the end of the Stabilisation Period, be met through drawings under the Stabilisation Facility within certain limits. Eurotunnel may under certain conditions prepay the Stabilisation Facility by issuing Units. This facility is available to both EPLC Group and FM. The amounts remaining for drawing under the Stabilisation Facility amount to £60 million between 1 February 2005 and 31 January 2006.

h. Quasi subsidiaries

A summary of the financial statements of the quasi subsidiaries (Fixed-Link Finance BV, Tunnel Junior Debt Holdings Ltd, Fixed-Link Finance 2 BV and Tunnel Stabilisation And Resettable Advances Ltd) is shown below. As these quasi subsidiaries are similar they have been combined.

Balance sheet as at 31 December

£ million	At 31 December 2004	At 31 December 2003
Amounts due from Eurotunnel Group undertakings	1,893	1,893
Prepayments	23	29
Accrued interest receivable	49	50
Cash	61	62
	2,026	2,034
Loan notes	(1,697)	(1,697)
Loan from CTG	(17)	(16)
Accrued interest payable	(46)	(50)
	266	(1,763)
Net assets	**266**	**271**
Retained earnings	**266**	**271**

Profit and loss account for the period ended 31 December

£ million	2004	2003
Interest receivable	134	125
Interest payable	(140)	(129)
Gain on repurchase of debt	–	–
	(6)	**(4)**

There were no recognised gains and losses other than those recognised in the profit and loss account.

Cash flow statement for the period ended 31 December

£ million	2004	2003
Interest received	134	125
Interest paid	(135)	(125)
Returns on investment and servicing of finance	(1)	–
Purchase of loans from Group undertakings	–	–
Loan from CTG	–	–
Financing	–	–
Decrease in cash in the period	**(1)**	–

16 Provisions for liabilities and charges

£'000 Group	At 1 January 2004	Charge to profit and loss account	Provisions utilised	Exchange differences	At 31 December 2004
Large scale maintenance	31,287	8,222	(6,406)	9	33,112
Renewal of fixed assets	16,238	3,055	–	3	19,296
Operational restructuring*	–	18,184	–	–	18,184
	47,525	**29,461**	**(6,406)**	**12**	**70,592**

* See Note 7.

17 Taxation

a. Analysis of charge in the period

£'000	2004	2003
Current Tax: (FRS 16)		
UK corporation tax on profits in the period	–	–
Total current tax (b)	–	–
Deferred Tax: (FRS 19)		
Movement in deferred tax provision	–	–
Total deferred tax	–	–
Tax on profit on ordinary activities	–	–

b. Factors affecting the tax charge for the period

£'000	2004	2003
Loss on ordinary activities before tax	(288,595)	(656,974)
Loss on ordinary activities multiplied by the standard rate of corporation tax in the UK of 30%	(86,579)	(197,092)
Effects of:		
Amounts chargeable for tax purposes	2,841	665
Non-taxable amounts in the tax computation	(236)	(8,806)
Non-qualifying depreciation	6,113	7,535
Exceptional impairment	59,250	195,000
Accelerated capital allowances (ACA's)	(103,203)	(115,813)
Finance lease ACA's	122,354	124,128
Group tax charged to subsidiaries	–	(7,800)
Increase/(decrease) in provisions/losses	6,787	1,372
Other	(7,327)	811
Current tax charge for the period (a)	–	–

c. Factors that may affect future tax charges

At 31 December 2004, excess management charges and losses carried forward of £2,461 million (2003: £2,461 million) were available for offset against certain future income.

Deferred tax

The potential deferred tax asset which, under FRS19, is not recognised in these accounts due to the unavailability of suitable taxable profits from which the future reversal of the underlying timing differences can be deduced, is estimated to be as follows:

	EPLC Group		Company	
£'000	2004	2003	2004	2003
Interest and other short term timing differences	43,533	(1,698)	–	–
Losses	738,381	738,449	–	–
Accelerated capital allowances	(30,807)	33,997	–	–
	751,107	**770,748**	**–**	**–**

18 Share capital

£'000	2004	2003
Authorised: 5,587,416,659 shares of £0.01 each (2003: 5,587,416,659 shares of £0.01 each)	55,874	55,874
Allotted, called up and fully paid		
At 1 January 2004: 2,546,097,327 shares of £0.01 each	25,461	23,625
Issued during the year: 16,886 shares of £0.01 each	–	1,836
At 31 December 2004: 2,546,114,213 shares of £0.01 each	**25,461**	**25,461**

a. On 13 August 1986, a Corporate Structure Agreement was entered into between, among others, EPLC, ESA, CTG and FM. This provides, inter alia, for the "twinning" of the shares of EPLC and ESA whereby one share in each of these companies together constitute one "Unit". The Articles of Association of EPLC and the "statuts" of ESA restrict transfers of shares to simultaneous transfers of equal numbers of shares in each company.

b. A share option scheme was approved at the extraordinary general meeting of EPLC and ESA held on 23 May 1991 enabling eligible employees of the Eurotunnel Group, including executive Directors to be granted options to subscribe for Units. These authorities expired in 1996. During 2004, no options were exercised under this scheme.

On 6 May 1999, new French and UK share option schemes were approved at the Annual General Meetings of EPLC and ESA enabling eligible employees of the Eurotunnel Group to subscribe for Units. A Save-As-You-Earn ("ShareSave") scheme reserved for UK employees was also approved. The authority to grant options under these schemes expired in 2004. The exercise price of options granted under these schemes must be not less than the higher of the market price of the Unit on the day before grant, or the average market price of the Unit over the 20 dealing days before grant. The exercise price of options granted under the ShareSave scheme must be not less than the higher of 80% of the market price of the Units on the day before grant, or 80% of the average market price of the Unit on the 20 dealing days before grant.

During the 2004 financial year, and in accordance with the above approval:

- On 27 February 2004, 436 employees were granted options over a total of 15,047,456 Units at a price of £0.35 or €0.52, exercisable between 27.02.2007 and 26.02.2014, on condition that the Eurotunnel Unit price increases by at least 4 percentage points a year in excess of the average of the French and UK retail price indices, for a period of at least three years.
- On 27 February 2004, 264 employees opted for the right to subscribe to a total of 3,443,186 Units at a price of £0.28 each between 1 April 2009 and 30 September 2009 under the UK ShareSave scheme.

During 2004, 16,886 Units were issued upon the exercise of options following the redundancy of certain beneficiaries, in accordance with the rules of the 1999 scheme. Outstanding options give the right to 2,443 beneficiaries to subscribe for 64,185,914 Units, subject to the following terms:

Share Options

	Options outstanding at end of: **					Exercise price		
Date of grant	2004	2006	2010	2012	2014	£	€	Exercise period
11 April 1995	300,747					1.81	2.23	11.04.1999-10.04.2005
18 June 1999	5,486,704	5,486,704				0.95	1.46	18.06.2002-17.06.2009
17 September 1999*	255,171					0.73	–	01.11.2004-30.04.2005
24 November 1999	5,727,000	5,727,000				0.81	1.27	24.11.2002-23.11.2009
31 March 2000*	553,767					0.61	–	01.05.2005-31.10.2005
31 March 2000	3,339,060	3,339,060				0.76	1.24	31.03.2003-30.03.2010
16 March 2001*	471,096					0.62	–	01.05.2006-31.10.2006
16 March 2001	3,985,070	3,985,070	3,985,070			0.77	1.26	16.03.2004-15.03.2011
1er May 2002*	616,663	616,663				0.54	–	01.06.2007-30.11.2007
1er May 2002	5,075,452	5,075,452	5,075,452			0.67	1.09	01.05.2005-30.04.2012
21 March 2003*	9,516,948	9,516,948				0.21	–	01.05.2008-31.10.2008
21 March 2003	13,744,036	13,744,036	13,744,036	13,744,036		0.26	0.39	21.03.2006-20.03.2013
27 February 2004*	2,889,637	2,889,637				0.28	–	01.04.2009-30.09.2009
27 February 2004	12,224,563	12,224,563	12,224,563	12,224,563		0.35	0.52	27.02.2007-26.02.2014
Total	**64,185,914**	**62,605,133**	**35,029,121**	**25,968,599**	–			

* Granted under ShareSave scheme.
** Maximum number of options based on options in circulation at 31 December 2004.

c. Under the terms of the Credit Agreement, Eurotunnel may, subject to the approval of its shareholders, convert the Stabilisation Advances and Stabilisation Notes oustanding before the end of 2005 into Units (see Note 1). Based on the £530 million of Stabilisation Advances and Notes outstanding on 31 December 2004, such conversion would lead to the creation of 444 million new Units at a fixed conversion rate of £1.19 (at a euro/sterling exchange of €1.418). The conversion of the Stabilisation Advances and Notes would represent 15% of the total number of Units in circulation. Fully diluted share capital on this basis would be 2,990 million Units (including exercise of stock options). In the absence of conversion and on the basis of current interest rates, an additional financial charge of approximately £27 million per year would be borne by the Eurotunnel Group from 1 January 2006.

19 Directors' interests in shares and options of the Company

The interests of the directors who held office at the end of the year in the share capital of the company, all of which were beneficial, were as set out on page 55 of the Combined Accounts. As at the date of these accounts, these interests are unchanged. The company's Register of Directors' Interests, which is available for inspection in accordance with the provisions of the Companies Act, contains full details of directors' shareholdings and options.

20 Reserves

	EPLC Group		Company	
£'000	Profit and loss account	Share premium account	Profit and loss account	Share premium account
At 1 January 2004	(657,669)	1,140,765	(770,806)	1,140,765
Share capital issued	–	2	–	2
Loss for the year	(288,595)	–	(286,019)	–
At 31 December 2004	**(946,264)**	**1,140,767**	**(1,056,825)**	**1,140,767**

21 Holding company profit and loss account

Of the Group loss for the financial year, a loss of £286,019,000 is dealt with in the accounts of the holding company (2003: loss of £520,708,000).

22 Reconciliations of movements in shareholders' funds

	EPLC Group		Company	
£'000	2004	2003	2004	2003
Opening shareholders' funds	508,557	1,038,498	395,420	789,095
Share capital issued	2	127,033	2	127,033
Retained loss for the year	(288,595)	(656,974)	(286,019)	(520,708)
Closing shareholders' funds	**219,964**	**508,557**	**109,403**	**395,420**

23 Pension costs

a. SSAP 24 Pension Costs

A subsidiary of the Group, ESL, operates two schemes providing pensions to EPLC Group employees. Both schemes are of the defined benefit type and the assets of the schemes are held in separate trustee administered funds. The total pension cost for the year ended 31 December 2004 in respect of the two funds was £4.0 million (2003: £3.6 million); this cost was assessed in accordance with the advice of the consultant actuary. The pension cost charged to the Profit and Loss Account is such as to spread the estimated costs of pensions over a period not exceeding the employees' working lives with the Group. The latest actuarial valuations of the schemes were carried out as at 6 April 2002. The valuations were made using the projected Unit method (The Channel Tunnel Group Pension Fund) and the attained age method (The Channel Tunnel Group Senior Executives Pension Fund). The major assumptions on which they were based were that the annual investment return would be 6% (The Channel Tunnel Group Pension Fund) and 4.8% (The Channel Tunnel Group Senior Executives Pension Fund), that salary increases would average 4% per annum and that present and future pensions would increase at the rate of 2.5% per annum. The valuation showed that the combined value of assets of the funds as a percentage of the combined value of liabilities was 94%. At the valuation date the market value of the schemes' assets totalled £48.4 million, excluding AVCs.

Employer contributions paid to The Channel Tunnel Group Pension Fund during 2004 were at the rate of 14.1% of pensionable salaries. Employer contributions paid to the Channel Tunnel Group Senior Executives Pension Fund during 2004 were £438,000, including £132,000 in relation to early termination of senior employee contracts. These rates are above the employer's share of the estimated cost of accruing benefits, the difference being paid to make good the overall deficit disclosed by the 6 April 2002 actuarial valuations.

b. FRS17 Retirement Benefits

Whilst the company continues to account for pension costs in accordance with SSAP24, under FRS17 the following transitional disclosures are required. The valuation used for FRS17 disclosure has been based on the most recent actuarial valuation at 6 April 2002 updated by an independent qualified actuary to take account of the requirements of FRS17 in order to assess the liabilities of the scheme at 31 December 2004. Scheme assets are stated at their market value at 31 December 2004.

The major assumptions used to calculate scheme liabilities under FRS17 are:

	2004	2003	2002
Rate of general increase in salaries	4.2%	4.0%	3.8%
Rate of increase to pensions in payment liable for Limited Price Indexation	2.7%	2.5%	2.3%
Discount rate	5.3%	5.4%	5.6%
Inflation rate	2.7%	2.5%	2.3%
Expected long term rate of return :			
Equities	7.8%	7.8%	8.0%
Government bonds	4.5%	4.8%	4.5%
Other	3.7%	3.5%	3.8%

The fair value of the schemes' assets, which are not intended to be realised in the short term and may be subject to significant change before they are realised, and the present value of the schemes' liabilities which are derived from cash flow projections over long periods and thus inherently uncertain, were:

	Main Fund			**Senior Executives Fund**		
£ million	2004	2003	2002	2004	2003	2002
Equities	43.1	35.5	26.4	2.2	2.2	3.1
Government Bonds	10.6	8.9	5.3	8.7	8.1	6.7
Other	0.5	0.4	1.4	0.2	0.3	0.2
Total market value of assets	**54.2**	**44.8**	**33.1**	**11.1**	**10.6**	**10.0**
Present value of scheme liabilities	(78.8)	(63.0)	(48.4)	(9.8)	(10.6)	(9.7)
(Deficit)/surplus in the schemes	(24.6)	(18.2)	(15.3)	1.3	–	0.3
Deferred tax asset recognised	–	–	–	–	–	–
Net pension (liability)/asset	**(24.6)**	**(18.2)**	**(15.3)**	**1.3**	**–**	**0.3**

The assumptions used by the actuary are the best estimates chosen from a range of possible actuarial assumptions which, due to the timescale covered, may not necessarily be borne out in practise.

The amount chargeable to operating profit and finance income for the year ended 31 December 2004 had FRS17 been operative is as follows:

	2004		2003	
	£ million	£ million	£ million	£ million
Operating cost				
Current service cost		4.4		3.9
Other finance items				
Interest on Scheme liabilities	3.9		3.3	
Expected return on Scheme assets	(3.9)		(3.2)	
		–		0.1
Pension cost under FRS17		4.4		4.0

The amount recognised in the statement of total recognised gains and losses had FRS17 been operative is analysed below:

	2004 £ million	Percentage of Scheme assets/ liabilities (as applicable)	2003 £ million	Percentage of Scheme assets/ liabilities (as applicable)
Actual return less expected return on Scheme assets	2.1	3.2%	4.1	7.4%
Experience gains and losses arising on Scheme liabilities	0.1	0.2%	0.2	0.3%
Changes in assumptions underlying the present value of the Scheme liabilities	(6.7)	7.1%	(7.1)	9.6%
Actuarial loss recognised in Statement of Total Recognised Gains and Losses	(4.7)	5.3%	(2.8)	3.8%

The movement in the deficit during the year is detailed below:

	2004 Movement £ million	2003 movement £ million
Deficit in Scheme at 1 January 2004	(18.2)	(15.0)
Movement in year:		
Current service cost	(4.4)	(3.9)
Contributions paid	4.0	3.6
Other finance income	–	(0.1)
Actuarial loss	(4.7)	(2.8)
Deficit in Scheme at 31 December 2004	(23.3)	(18.2)

24 Commitments and contingent liabilities

In accordance with the terms of the Credit Agreements, the Eurotunnel Group companies have undertaken to grant as security to the lending parties to the Credit Agreements charges over their assets and rights, other than the assets and rights owned by EDL, OPL, CLL, PMSi and the CRL companies.

Pursuant to the Credit Agreements, after the occurence of an event of default, the creditors may in certain circumstances seek to exercise the right of substitution as provided under the Concession as well as their security rights under the financing agreements.

As at 31 December 2004, the shares of ESA and EPLC subsidiaries, most bank accounts, the commissioned rolling stock, all trademarks and the benefits of the most important contracts had been given as security under French law. Under English law, all assets and rights owned by the Eurotunnel Group companies other than EDL, OPL, CLL, PMSi and the CRL companies come under a floating charge. Some specific charges over certain of the Eurotunnel Group companies' land and buildings have been effected.

No commitment and contingent liability other than these mentioned above have been given as security by the Eurotunnel Group.

Under the Railways Usage Contract dated 29 July 1987 (the "RUC") between the Railways and Eurotunnel, the Railways are required to bear a proportion of the operating costs of Eurotunnel in each year.

The Railways commenced arbitration proceedings under the auspices of the International Chamber of Commerce in respect of the amount of their contribution, firstly for financial years ended 31 December 1997 and 1998, and secondly for financial years ended 31 December 1999 to 31 December 2002. The total amount claimed by the Railways is estimated to be a maximum of £100 million.

The Arbitration Tribunal, in an award made on 30 January 2003, rejected the Railways' claim for 1997 and 1998 on the basis that it was time barred. The Tribunal's decision is final. The Arbitration Tribunal will decide on the admissibility and validity of the claim for 1999 to 2002 in a separate phase of proceedings; its decision is expected to follow in 2005.

Eurotunnel remains confident in the outcome of these proceedings and has therefore not changed its position from previous years, consequently a provision has not been made in these accounts or in the Group's financial projections.

25 Leasing commitments

At 31 December 2004, the Group had annual commitments under operating leases as follows:

£'000 On leases expiring:	2004 Property	2004 Plant and machinery	2003 Property	2003 Plant and machinery
Within one year	–	171	–	196
Between two and five years	177	271	164	299
	177	**442**	**164**	**495**

26 Cash Flow Statement

a. Reconciliation of the operating loss for the year to the net cash inflow from operating activities

£'000 Group	2004	2003
Operating loss	(137,772)	(564,650)
Profit on sale of subsidiary undertakings	–	25,789
Depreciation and amounts written off tangible and intangible fixed assets	247,722	712,220
Decrease in stocks	1,594	4,457
Net operating activities shared with ESA Group undertakings	14,954	6,770
Decrease/(increase) in debtors	4,977	(85)
Increase in creditors	6,311	4,690
Increase in exceptional provisions	18,184	–
Net cash inflow from operating activities	**155,970**	**189,191**

b. Analysis of cash flow for headings netted in the Cash Flow Statement

£'000 Group	2004	2003
Returns on investment and servicing of finance		
Payment for debt repurchase	–	(470)
Interest received on investments	3,228	3,446
Interest received on financial debtors	26,534	36,192
Interest paid on bank debt	(156,923)	(169,111)
Interest paid on financial creditors	(26,534)	(36,192)
Bank charges paid	(1,127)	(1,275)
Payments for hedging transaction	(10,492)	–
	(165,314)	**(167,390)**
Capital expenditure		
Payments to acquire tangible assets	(5,380)	(2,299)
Sale of tangible fixed assets	4,564	2,185
	(816)	**(114)**

£'000 Group	2004	2003
Financing		
Net cash outflow from change in bank loans	(3,215)	(46,218)
Payment (to)/from escrow account for future reduction of debt	1,447	(3,680)
Receipts from issuing shares	4	111
Payments of expenses or commissions on issues of equity shares	(312)	(39)
Decrease in other financial debtors	374,229	88,750
Decrease in other financial creditors	(374,229)	(88,750)
Payments to ESA Group	2,607	(24,881)
	531	**(74,707)**

Net operating activities shared with ESA Group undertakings represents the impact of the cost sharing on the profit and loss account of the EPLC Group. Payments to ESA Group represent net cash which has been paid from the EPLC Group to the ESA Group plus any payments made by the EPLC Group in settlement of an ESA Group invoice.

c. Reconciliation of net cash flow to movement in net debt

£'000 Group	2004	2003
Decrease in cash in the period	(9,629)	(53,020)
Cash (outflow)/inflow from financing	(839)	74,779
Change in net debt resulting from cash flows	(10,468)	21,759
Debt converted into shares	–	126,968
Debt repurchased below face value	3,032	50,731
Interest settled by conversion into debt and changes in accrued interest	(5,588)	(7,010)
Decrease/(increase) in amounts due to ESA Group	5,263	(11,171)
Translation difference on amounts due to ESA Group	144	(3,372)
Movement in net debt in the period	(7,617)	177,905
Net debt at start of period	(3,033,912)	(3,211,817)
Net debt at end of period	**(3,041,529)**	**(3,033,912)**

d. Analysis of net debt

£'000 Group	As at 31 December 2003	Cash flow	Financial operations***	Stabilisation Facility	Non cash movements with ESA Group*	Movement in accrued Interest	Exchange movement	As at 31 December 2004
Cash at bank and in hand	11,741	(273)	–	–	–	–	–	11,468
Short term investments**	146,451	(9,356)	–	–	–	–	–	137,095
Total cash	158,192	(9,629)	–	–	–	–	–	148,563
Bank loans (including accrued interest)	(1,458,665)	1,745	3,032	(7,208)	–	(2,479)	–	(1,463,575)
Loan Notes (including accrued interest)	(502,171)	23	–	–	–	(154)	–	(502,302)
FLF Loan Notes (including accrued interest)	(446,120)	–	–	–	–	1,500	–	(444,620)
FLF2 Loan Notes (including accrued interest)	(761,441)	–	–	–	–	2,753	–	(758,688)
Other loans *(including accrued interest)*	(3,066)	–	–	–	–	–	–	(3,066)
Net amounts due to ESA Group undertakings	(20,641)	(2,607)	–	–	5,263	–	144	(17,841)
Total debt****	(3,192,104)	(839)	3,032	(7,208)	5,263	1,620	144	(3,190,092)
Total net debt	**(3,033,912)**	**(10,468)**	**3,032**	**(7,208)**	**5,263**	**1,620**	**144**	**(3,041,529)**

* Representing principally cost sharing of net operating activities and capital investment with ESA Group.
** Short term investments relate to certificates of deposits with qualifying financial institutions which are repayable on demand.
*** Including repurchase of debts below face value and to cancel certain accrued interest. Further details are provided in Note 15.
**** Of the £3,190,092,000 (2003: £3,192,104,000) total debt as at 31 December 2004, £69,496,000 (2003: £109,111,000) falls due within one year (Note 14), and £3,120,596,000 (2003: £3,082,993,000) falls due after more than one year (Note 15).

Eurotunnel SA
Société Anonyme au capital de 381 917 132 euros
334 192 408 RCS Paris
Siege social : 19, boulevard Malesherbes – 75008 Paris

Eurotunnel plc
Registered Office – Cheriton Parc, Cheriton High Street,
Folkestone, Kent CT19 4QS
Registered in England and Wales No. 1960271

Conception graphique et mise en page/design and layout: **Pauffley, London.** Imprimé par/printed and produced by: *communisis.*

A new start for EurotunnelPlus

Folkestone, England, 5 August 2005; Eurotunnel has terminated, with effect from 16 August 2005, the contract with TransFerry for the commercial operation, across the whole of Europe, of the brand and services of EurotunnelPlus.

In this context, Eurotunnel has put in place systems to allow it to organise the service in response to customer needs. A network of Eurotunnel subsidiaries has been established to enable the Group, via locally based teams and, in the case of Germany and Italy, through new partnerships, to provide the personalised service customers demand.

Jacques Gounon, Eurotunnel Chief Executive, said*:*

"Bringing the commercial activity of EurotunnelPlus back in-house gives us the opportunity to bring an even better quality of service to our customers across the whole of Europe."

Notes to editors:

(1) EurotunnelPlus is the registered name, owned by Eurotunnel, used for the commercialisation of its Freight Shuttle Services to transporters across the whole of Europe, with the exception only of Key Accounts which have always been handled in-house.

(2) TransFerry is the company that had been contracted to commercialise the EurotunnelPlus brand since 1 July 2002.

For media enquiries contact the Eurotunnel Press Office on + 44 (0) 1303 288728 or + 44 (0) 1303 288737. Email: press.uk@eurotunnel.com

For investor enquiries contact Xavier Clement on + 33 1 55 27 36 27. Email: xavier.clement@eurotunnel.com

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais, France. Eurotunnel also earns toll revenue from train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.

949/2005

JEAN-PIERRE TROTIGNON APPOINTED CHIEF OPERATING OFFICER

Folkestone, England, 22 August 2005; EUROTUNNEL [LSE: ETL] has appointed Jean-Pierre Trotignon to the newly created post of chief operating officer (COO) with effect from 17 August 2005. He assumes responsibility for the Infrastructure, Shuttle, Freight Commercial, Passenger Commercial, Purchasing and Human Resources Divisions.

Jean-Pierre Trotignon (54) is a graduate of the l'Ecole Polytechnique and also holds a Master of Science degree from the University of California, Berkeley. He is a civil engineer by profession having graduated from the École Nationale des Ponts et Chaussées.

After having begun his career with the Ministry of the Equipment, and the Cabinet of the Transport Minister, he was successively deputy managing director of the Dunkerque Port Authority (and chairman of its Board, 1999-2003), deputy managing director of Autoroutes du Sud de la France, and managing director, Signature S.A. (Groupe Plastic Omnium).

In 1998 he joined Caisse des Dépôts Développement (C3D), a development agency, where he held various responsibilities including that of director, Continental Europe at Transdev SA, a public transport operator. His most recent appointment was managing director of Ubifrance, an agency for the development of French industry overseas.

/...

Jacques Gounon, Eurotunnel chief executive, said:

"I am delighted that Jean-Pierre Trotignon has joined us. His professional experience in the transport sector, including logistics, public transport, and the cross-Channel market will be a valuable addition to the company's management team."

Eurotunnel has also announced two new management appointments:

- Patrick Etienne, who led a project team under the chief executive, has been appointed purchasing director.
- Jean-Pierre Ramirez, previously financial controller of the Railways Division, becomes director, railway access contracts.

They replace Charles Barral and Jerome Réquillart respectively, both of whom have left the company.

For media enquiries contact the Eurotunnel Press Office on + 44 (0) 1303 288728 or + 44 (0) 1303 288737. Email: press.uk@eurotunnel.com

For investor enquiries contact Xavier Clement on + 33 1 55 27 36 27. Email: xavier.clement@eurotunnel.com

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais, France. Eurotunnel also earns toll revenue from train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.

Annex: Eurotunnel Group's combined interim accounts – 30 June 2004

Balance Sheet (£000)	**30 June 2004**	30 June 2003	31 December 2003
ASSETS			
Tangible fixed assets			
Concession fixed assets	**7,381,924**	8,785,187	7,424,826
Other fixed assets	**1,964**	2,101	2,032
Total tangible fixed assets	7,383,888	8,787,288	7,426,858
Financial fixed assets			
Shares	**2,115**	107	1,165
Others	**16,372**	15,742	16,040
Total fixed assets	7,402,375	8,803,137	7,444,063
Stocks	**7,118**	16,296	8,830
Trade debtors	**40,876**	51,561	46,062
Other debtors	**15,569**	15,387	14,258
Other financial debtors	**512,795**	611,611	541,666
Investments and liquid funds	**175,471**	202,195	212,206
Total current assets	751,829	897,050	823,022
Prepaid expenses	49,328	54,435	52,592
Total assets	8,203,532	9,754,622	8,319,677
SHAREHOLDERS' FUNDS AND LIABILITIES			
Issued share capital	**285,400**	264,160	285,398
Share premium account	**2,368,389**	2,126,708	2,368,387
Other reserve	**3,483**	3,483	3,483
Profit and loss account reserve	**(1,635,097)**	(300,872)	(300,872)
Loss for the period	**(82,185)**	(17,075)	(1,334,225)
Exchange adjustment reserve	**227,904**	130,983	77,016
Total shareholders' funds	1,167,894	2,207,387	1,099,187
Provisions	101,329	94,452	99,508
Loan notes	**1,009,324**	1,126,872	950,646
Loans	**5,088,328**	5,365,336	5,289,297
Accrued interest	**94,531**	131,290	124,922
Overdrafts	**8**	1	0
Other financial creditors	**512,795**	611,611	541,666
Other creditors	**200,885**	184,537	191,767
Total creditors	6,905,871	7,419,647	7,098,298
Deferred income	28,438	33,136	22,684
Total shareholders' funds and liabilities	8,203,532	9,754,622	8,319,677
Exchange rate €/£	**1.491**	1.443	1.419

Profit and loss account (£000)	**6 months to 30 June 2004**	6 months to 30 June 2003	Year to 31 December 2003
Turnover			
Turnover and other operating income	**260,530**	272,064	566,376
Other income	**8,525**	7,640	17,568
Total turnover	**269,055**	279,704	583,944
Operating expenditure			
Materials and services (net)	**84,883**	76,943	162,329
Staff costs	**52,231**	52,230	104,720
Depreciation	**50,805**	58,929	124,173
Provisions	**10,848**	10,907	21,616
Other operating charges	**229**	351	1,322
Total operating expenditure	**198,996**	199,360	414,160
Operating profit	**70,059**	80,344	169,784
Financial income			
Interest receivable and similar income	**16,553**	25,465	41,327
Profit on disposal of investments	**244**	265	408
Exchange differences	**2,151**	906	1,270
Total financial income	**18,948**	26,636	43,005
Financial charges			
Interest payable and similar charges	**162,776**	184,837	359,490
Exchange differences	**351**	1,761	2,653
Total financial charges	**163,127**	186,598	362,143
Financial result	**(144,179)**	(159,962)	(319,138)
Exceptional result	**(8,042)**	62,566	* (1,184,847)
Taxation	**23**	23	24
Result			
Loss for the period	**(82,185)**	(17,075)	(1,334,225)
Loss per Unit	**(3.2p)**	(0.7p)	(56.5p)
Fully diluted loss per Unit	**(2.8p)**	(0.2p)	(53.3p)
Exchange rate €/£ for the period	**1.496**	1.446	1.435

* Including an exceptional impairment of £1,300 million in December 2003.

Cash flow statement (£000)	**6 months to 30 June 2004**	6 months to 30 June 2003	Year to 31 December 2003
Profit before depreciation, provisions, interest and tax	**131,712**	150,180	315,573
Exchange adjustment *	**167**	145	1,539
Decrease/(increase) in stocks	**1,522**	(2,241)	5,281
(Increase)/decrease in debtors	**(5,975)**	(13,139)	1,829
(Decrease)/increase in creditors	**(3,387)**	2,575	(9,918)
Net cash inflow from operating activities	**124,039**	137,520	314,304
Taxation	**(23)**	(23)	(24)
Returns on investments and servicing of finance	**(135,064)**	(134,350)	(277,878)
Capital expenditure	**(15,989)**	(16,226)	(24,717)
Other non-operating cash flows	**(4,355)**	2,716	20,391
Cash (outflow)/inflow before financing	**(31,392)**	(10,363)	32,076
Financing	**(774)**	(34,006)	(68,100)
Decrease in cash in the period	**(32,166)**	(44,369)	(36,024)
Exchange rate €/£	**1.491**	1.443	1.419

* The adjustment relates to the restatement of the elements of the Profit and Loss Account at the exchange rate ruling at the period end.

Notes

1. The Group Balance Sheet, Profit and Loss Account and Cash Flow Statement consist of the combination of the consolidated accounts of Eurotunnel plc together with Eurotunnel SA and its subsidiaries, applying exchange rates as described in the Annual Report and Accounts. These interim accounts do not constitute statutory accounts within the meaning of Section 240 of the UK Companies Act 1985.

2. **Basis of preparation**

These interim accounts have been prepared in accordance with accounting principles applicable in France, under the historical cost convention and on the going concern basis. The accounting principles and bases of calculation used for these interim accounts are consistent in all significant aspects with those used for the Group's accounts for the year ended 31 December 2003.

2.1 Uncertainties

The Group is subject to two uncertainties: the ability to continue as a going concern and the carrying value at which the Group's assets are recorded in the accounts.

2.1.1 Going concern

The continuation of the Group as a going concern is dependent upon the Group's ability to put in place a refinancing plan or, if not, to obtain an agreement with the Lenders under the existing Credit Agreements within the next two years. In the absence of a refinancing plan or other agreement, Eurotunnel's liquidity position remains protected until the end of 2005 as interest which cannot be paid in cash can be settled by way of Stabilisation Advances. The amounts available to be drawn against these Advances, which bear no interest before 2006, amount to £100 million in the period from 1 February 2004 to 31 January 2005 and £60 million in the period from 1 February 2005 to 31 January 2006.

If the Group was unable to put in place a refinancing plan or to obtain an agreement from the Lenders within the existing arrangements within two years, the Group's ability to trade as a going concern would not be assured and certain adjustments would need to be made to the accounts. Those adjustments would relate to the impairment of assets to their net realisable value and the recognition of additional liabilities. Such amounts cannot be measured at present. Within the French and British legal frameworks, the Lenders may seek to exercise the right to substitution included in the Concession Agreement and the securities over assets set out in the Credit Agreements.

On the basis of information currently available, and in view of the current outlook and the attractive terms of conversion, the Joint Board expects that a recommendation will be made to the shareholders in 2005, for the conversion of all Stabilisation Advances and Stabilisation Notes into Units. The terms of conversion would be based on a unit price for EPLC of £0.57 and a unit price for ESA of €0.87, subject to certain specified adjustments including adjustments for fluctuations in the €/£ exchange rate.

2.1.2 Asset carrying value

The accounts for the year ended 31 December 2003 included an impairment charge of £1.3 billion, reflecting the value of discounted projected future operating cash flows, an assumed level of debt over the period of the Concession and a market interest rate which corresponds to an implicit discount rate of 7%. These calculations, aimed at determining a value in use of the assets, were performed in the context of the going concern uncertainty. They were based on operating cash flows, which for the purposes of the valuation, assumed no changes to existing contracts in line with the going concern assumption. The valuation assumed a level of debt £1.3 billion lower than the current level which would imply an equivalent increase in the level of equity.

In the six months ended 30 June 2004, the operating performance of the Group has been worse than the cash flow forecasts that were used for the calculation of the value in use of the assets as at 31 December 2003. In addition, there has been an upward pressure on interest rates. Group management believe that it is too early to conclude on whether the conditions experienced in the six months ended 30 June 2004 are short term or are indicative of a more permanent trend.

Furthermore, the Group has not yet concluded what impact its intended actions to increase revenues and reduce operating costs may have on its financial projections and on the value of the assets in use.

In addition, the Group is currently working on a refinancing plan which could lead to a different level of debt compared to that underlying the valuation assumptions as at 31 December 2003.

In this context, the Group has not undertaken a revision of its financial projections; this normally takes place during the second half of each year as part of the preparation of the medium term plan of the Group. Therefore, the impairment of the Group's assets booked as at 31 December 2003 has not been reviewed as at 30 June 2004.

Relatively small changes in the assumptions used could lead to significant changes in the value in use of the assets. As an example, and with all other things being equal, a shortfall of £10 million per annum in future operating cash flows or an increase in the implicit discount rate of 0.1% would reduce the value in use of the fixed assets by approximately £150 million.

2.2 Railways dispute

The arbitration relating to the claim by the Railways in respect of their contribution to Eurotunnel's operating costs is continuing. Eurotunnel remains confident in the outcome of these proceedings and has therefore not made a provision in these interim financial statements or in the Group's financial projections. A ruling from the arbitration Tribunal is expected in the fourth quarter of 2004.

3. Loss per Unit

(pence)	**6 months to 30 June 2004**	6 months to 30 June 2003	Year to 31 December 2003
Basic	**(3.2)**	(0.7)	(56.5)
Pre-exceptional result	**(2.9)**	(3.4)	(6.3)
Fully diluted	** **(2.8)**	(0.2)	* (53.3)

* Including conversion of Stabilisation Notes and excluding consequences of future financial refinancing (see note 2).
** Including conversion of Stabilisation Notes and Advances and excluding consequences of future financial refinancing (see note 2).

The basic loss per Unit for the six months is calculated using the weighted average number of Units in issue during the period of 2,546,110,049 (30 June 2003: 2,362,552,054) and the loss for the period of £82,185,000 (30 June 2003: loss of £17,075,000).

The pre-exceptional loss per Unit is calculated using the above weighted average number of Units in issue, but using the loss of £74,143,000 (30 June 2003: £79,641,000) before the exceptional loss of £8,042,000 in the period (30 June 2003: exceptional profit of £62,566,000).

The fully diluted loss per Unit, excluding the consequences of any future financial refinancing (see note 2), is calculated using the fully diluted number of Units of 2,986,407,244 (30 June 2003: 2,560,026,652) which at 30 June 2004 includes the conversion of Stabilisation Notes, Stabilisation Advances and the exercise of share options based on market conditions at the balance sheet date, and the adjusted loss for the period of £82,185,000 (30 June 2003: loss of £5,494,000).

4. Share capital and share premium account

(£000)	EPLC	ESA	**Total**
Share capital (Units)			
At 1 January 2004			
2,546,097,327 shares of £0.01 each	25,460	-	**25,460**
2,546,097,327 shares of €0.15 each	-	259,938	**259,938**
	25,460	259,938	**285,398**
Issued during the period:			
16,886 shares of £0.01 each	0	-	**0**
16,886 shares of €0.15 each	-	2	**2**
	0	2	**2**
At 30 June 2004			
2,546,114,213 shares of £0.01 each	25,460	-	**25,460**
2,546,114,213 shares of €0.15 each	-	259,940	**259,940**
At 30 June 2004	**25,460**	**259,940**	**285,400**
Share premium account			
At 1 January 2004	1,232,767	1,135,620	**2,368,387**
Premium on shares issued during the period	2	0	**2**
At 30 June 2004	1,232,769	1,135,620	**2,368,389**

During the period 16,886 Units were issued following the exercise of options subsequent to the departure of certain beneficiaries, in accordance with the rules of the scheme.

Following the approval given by the Annual General Meetings of EPLC and ESA on 6 May 1999, 15,047,456 share options were granted to 436 beneficiaries at £0.35 or €0.52 on 27 February 2004. In addition, 264 beneficiaries received 3,443,186 options at £0.28 under the UK ShareSave scheme.

5. Movement on reserves

(£000)	Other reserve *	Profit and Loss Account	Exchange adjustment reserve
At 1 January 2004	3,483	(1,635,097)	77,016
Loss for the period	-	(82,185)	-
Translation adjustments	-	-	150,888
At 30 June 2004	**3,483**	**(1,717,282)**	**227,904**

* This non distributable reserve is the consequence of the conversion of ESA's share capital into euros in 2001.

6. Loan notes, loans and overdrafts

(£000)	31 December 2003 as reported	31 December 2003 restated *	Deferred interest conversion	Repurchase of debt	Settlement of interest **	**30 June 2004 as reported**	30 June 2003 as reported
Equity Notes	0	0				**0**	260,530
Participating Loan Notes	873,760	852,021				**852,021**	866,273
Stabilisation Notes	76,886	74,966	82,337			**157,303**	69
Total Loan Notes Principal	950,646	926,987	82,337	0	0	**1,009,324**	1,126,872
EDL, Senior and 4th Tranche Debt	373,993	365,096				**365,096**	370,928
Tier 1A Debt	740,000	740,000				**740,000**	740,000
Junior Debt	3,264,673	3,175,267		(1,972)		**3,173,295**	3,235,211
Resettable Advances	479,133	463,805		(6,165)		**457,640**	525,696
Interest not paid in cash							
Stabilisation Advances	352,236	343,469			8,828	**352,297**	339,399
Deferred Interest	79,260	77,282	(82,223)		4,941	**0**	154,102
Total loans	5,289,297	5,164,919	(82,223)	(8,137)	13,769	**5,088,328**	5,365,336
Accrued interest							
Loan Notes	6,548	6,385			(681)	**5,704**	10,759
Loans	118,374	115,997			(27,170)	**88,827**	120,531
Total accrued interest	124,922	122,382	0	0	(27,851)	**94,531**	131,290
Overdrafts	0	0			8	**8**	1
Total	6,364,865	6,214,288	114	(8,137)	(14,074)	6,192,191	6,623,499

* The debt at 31 December 2003 has been recalculated at the exchange rate of 30 June 2004 in order to facilitate comparison.

** Interest includes accrued interest during the period less interest paid in cash or settled using the Stabilisation Facility.

In January 2004, £3.7 million plus €7.8 million of Stabilisation Advances were created in respect of interest due on Resettable Advances which could not be paid from free cash flow. All deferred interest due on the Equity Notes was converted into Stabilisation Notes as at 26 January 2004.

In July 2004, £3.5 million plus €5.6 million of Stabilisation Advances were created in respect of interest due on Resettable Advances which could not be paid from free cash flow. All interest due on the Junior Debt at 25 July 2004 (£64.1 million plus €44.4 million) was paid in cash. A further £6.7 million and €31.2 million was paid in respect of the floor hedging contracts.

7. Other financial debtors and creditors

Eurotunnel owns nine leasing companies in the UK, which have a total outstanding debt at 30 June 2004 of £513 million (30 June 2003: £612 million). This debt is fully secured on an equivalent amount of lease receivables due to the companies. Through these transactions Eurotunnel has been able to obtain immediate value in cash for a proportion of its tax losses by the future surrendering of such losses by way of group relief to the leasing companies. Included in interest receivable and similar income for the 6 months to 30 June 2004 is an amount of £14 million (30 June 2003: £23 million) arising in the leasing companies. This is matched by an equivalent amount in interest payable.

8. Exceptional loss

A net exceptional loss of £8 million was incurred in the first half of 2004 relating principally to the refinancing projects and to the retrocession of roads and tracks in the area surrounding the French terminal. This was partly offset by a profit of £2 million generated by the repurchase of debt at a discount to its face value.

9. Significant differences between French and UK Generally Accepted Accounting Principles ("GAAP")

The Eurotunnel Group accounts comply with French GAAP which differ in certain aspects from UK GAAP. The significant differences, which affect the profit before taxation and shareholders' funds and are described in detail in note 22 of the Group's full accounts for the year ended 31 December 2003, arise in the treatment of the consolidation of quasi-subsidiaries and of equity issue costs. Had the accounts been prepared under UK GAAP, the loss before tax would have remained the same but shareholders' funds at 30 June 2004 would have increased by £250 million.

10. International Financial Reporting Standards (IFRS)

The Combined Accounts of the Eurotunnel Group are currently prepared in accordance with French General Accepted Accounting Principles and laid down by law n°99-02 of the "Comité de la réglementation comptable". As from 1 January 2005, in accordance with European law n°1606/2002 of 19 July 2002, the Eurotunnel Group will be required to adopt IFRS. The Eurotunnel Group has therefore commenced a project with the aim of adopting these standards and adapting its information and consolidation systems so as to be in accordance with the new requirements relating to the presentation of its financial information for the 2005 changeover.

The main differences identified, at this stage, between the French accounting principles and IFRS likely to have a significant impact on the financial position of the Group are in relation to tangible assets and financial instruments.

The work aimed at establishing the impact of the application of IFRS will continue in the second half of 2004.

Auditors' and *Commissaires aux Comptes' Report*

In accordance with French reporting regulations, the Commissaires aux Comptes and the Auditors are required to make a report in relation to the Interim Report to shareholders at 30 June 2004. No audit opinion is required at 30 June 2004 under these regulations and accordingly the Commissaires aux Comptes and the Auditors have neither carried out an audit nor given an audit opinion. The work performed for the purposes of the report is set out in its text and is less in scope than an audit performed in accordance with standards generally accepted in the UK and France. For the benefit of UK shareholders there follows an English translation of the text of the report:

Report of the Auditors and Commissaires aux Comptes on the half year combined financial statements

In our capacity as Commissaires aux Comptes and Auditors of the Eurotunnel Group and in accordance with article L.232-7 of the Code de Commerce, we have carried out :

- a limited review of the half year combined financial statements of the Eurotunnel Group, as defined in note 1, covering the period from 1 January 2004 to 30 June 2004,

- the review of the information given in the interim report of the Eurotunnel Group.

The half year combined financial statements are the responsibility of the Joint Board of the Eurotunnel Group. Our responsibility is to issue a report on these financial statements based on our limited review.

We conducted our review in accordance with professional standards applicable in France and in the UK. These standards require that we plan and perform limited review procedures, substantially less in scope than an audit, to obtain reasonable assurance as to whether the half year combined financial statements are free from material misstatements. A review is limited primarily to inquiries of management and analytical procedures applied to financial data and thus provides less assurance than an audit.

Based on our review, which was conducted in accordance with French accounting principles and regulations, nothing has come to our attention that causes us to believe that the half year combined financial statements do not give a true and fair view of the financial position and the assets and liabilities of the Eurotunnel Group as at 30 June 2004 and of the results of its operations for the six month period then ended.

Whilst giving this opinion, we draw attention to the disclosures made in note 2 to the half year combined financial statements concerning the two uncertainties that the Group is facing:

- The first uncertainty relates to the going concern assumption after 2005 which is dependent upon the Group's ability to put in place a refinancing plan or, if not, to obtain an agreement with the Lenders under the existing Credit Agreement within the next two years.

- The second uncertainty, in part related to the first one, relates to the carrying value at which the fixed assets are recorded in the financial statements. For the purposes of this valuation accounting regulations require the establishment of financial projections over the life of the Concession, which have been prepared based on the assumption that current contracts will be maintained and on the assumption of a level of debt lower than the current level.

  On this basis, at 31 December 2003 the Group recorded an impairment of its fixed assets of £1.3 billion, representing an implicit discount rate of 7%.

  At 30 June 2004, in the context of the operational performance which was worse than forecast in 2003, increased upward pressure on interest rates, and the ongoing preparation of a refinancing plan, the Group has not reviewed the financial projections underlying the valuation of the fixed assets.

  Small changes in the assumptions used could have significant consequences for the value in use of the assets. As an example, and with all other things being equal, a reduction in future operating cash flows of £10 million per annum or an increase of 0.10% in the implicit discount rate would reduce the value in use of the fixed assets by approximately £150 million.

It should be recognised that medium and long-term financial projections are uncertain by their very nature.

We have carried out our limited review of the information contained in the Eurotunnel Group's half year combined interim report in accordance with professional standards applicable in France and in the UK.

With the exception of the eventual outcome of the matters raised above, we have no further comments to make as to the fairness and consistency of the half year combined financial statements.

Folkestone, 23 July 2004

KPMG Audit Plc Chartered Accountants	KPMG Audit Département de KPMG SA F. Odent	Mazars & Guérard T. de Bailliencourt

Auditors and *Commissaires aux Comptes*